Execution Version

Exhibit 99.1

CDN.$335,000,000 CREDIT FACILITIES

AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN

OBSIDIAN ENERGY LTD.
as Borrower

AND

ROYAL BANK OF CANADA,
BANK OF MONTREAL,

CANADIAN WESTERN BANK

and

INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA)
and such other persons as become parties hereto as lenders, as Lenders

AND

ROYAL BANK OF CANADA
as Agent of the Lenders

MADE AS OF JUNE 26, 2024

RBC Capital Markets and Bank of Montreal as Co-Lead Arrangers and Joint Bookrunners

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TABLE OF CONTENTS

CREDIT AGREEMENT

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Headings; Articles and Sections; Table of Contents	53
1.3	Number; persons; including; successors; in writing	53
1.4	Accounting Principles	53
1.5	References to Agreements and Enactments	54
1.6	Per Annum Calculations	54
1.7	Currency References in Determination of Consolidated Senior Debt to EBITDA Ratio, Consolidated Total Debt to EBITDA Ratio and Thresholds	54
1.8	Schedules	55
1.9	Changes in Liability Management Rating System	55
1.10	Interest Rates; Benchmark Notification	56
1.11	Amendment and Restatement	56
Article 2 THE CREDIT FACILITIES		57
2.1	The Credit Facilities	57
2.2	Types of Availments; Overdraft Loans	57
2.3	Purpose	57
2.4	Availability and Nature of the Credit Facilities	58
2.5	Minimum Drawdowns	58
2.6	Notice Periods for Drawdowns, Conversions and Rollovers	59
2.7	Conversion Option	60
2.8	Rollovers; Selection of Interest Periods	60
2.9	Rollovers and Conversions not Repayments	61
2.10	Agent's Obligations with Respect to Canadian Prime Rate Loans and CORRA Loans Under the Syndicated Facility and with Respect to U.S. Base Rate Loans and SOFR Loans Under the Syndicated Facility	61
2.11	Lenders' and Agent's Obligations with Respect to Loans Under the Syndicated Facility and the Term Loan Facility	61
2.12	Irrevocability	61
2.13	Optional Cancellation or Reduction of Credit Facilities	61
2.14	Optional Repayment of Credit Facilities	62
2.15	Mandatory Repayment of Credit Facilities and Mandatory Reduction of Term Loan Facility Commitments	62
2.16	Additional Repayment Terms	63
2.17	Currency Excess	64
2.18	Hedging with Lenders and Hedging Affiliates	64

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2.19	Extension of Syndicated Facility Term Out Date	64
2.20	Extension of Operating Facility Term Out Date	67
2.21	Replacement of Lenders	67
2.22	Hostile Acquisitions	68
2.23	Determinations of the Borrowing Base; Removal of Certain Lenders	69
2.24	Accordion for Increase in Syndicated Facility Commitment	71
Article 3 CONDITIONS PRECEDENT		72
3.1	Conditions Precedent for all Drawdowns	72
3.2	Conditions Precedent to Effectiveness of the Woodcote Transaction Drawdown	72
3.3	Conditions Precedent to Effectiveness of Amendment and Restatement	73
3.4	Waiver	74
Article 4 EVIDENCE OF DRAWDOWNS		75
4.1	Account of Record	75
Article 5 PAYMENTS OF INTEREST AND FEES		75
5.1	Interest on Canadian Prime Rate Loans	75
5.2	Interest on U.S. Base Rate Loans	75
5.3	Interest on SOFR Loans	75
5.4	Interest on CORRA Loans	76
5.5	Interest Act (Canada); Conversion of 360 Day Rates	76
5.6	Nominal Rates; No Deemed Reinvestment	77
5.7	Standby Fees	77
5.8	Agent's Fees	77
5.9	Interest on Overdue Amounts	77
5.10	Waiver	78
5.11	Maximum Rate Permitted by Law	78
Article 6 LETTERS OF CREDIT		78
6.1	Availability	78
6.2	Currency, Type, Form and Expiry	78
6.3	No Conversion	79
6.4	Records	79
6.5	Reimbursement or Conversion on Presentation;	79
6.6	Fees and Expenses	79
6.7	Additional Provisions	79
Article 7 PLACE AND APPLICATION OF PAYMENTS		82
7.1	Place of Payment of Principal, Interest and Fees; Payments to Agent and the Operating Lender	82
7.2	Designated Accounts of the Lenders	83
7.3	Funds	83

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7.4	Application of Payments	83
7.5	Payments Clear of Taxes; FATCA	83
7.6	Set-Off	84
7.7	Margin Changes; Adjustments for Margin Changes	85
Article 8 REPRESENTATIONS AND WARRANTIES		85
8.1	Representations and Warranties	85
8.2	Deemed Repetition	91
8.3	Other Documents	92
8.4	Effective Time of Repetition	92
8.5	Nature of Representations and Warranties	92
Article 9 GENERAL COVENANTS		92
9.1	Affirmative Covenants of the Borrower	92
9.2	Negative Covenants of the Borrower	101
9.3	Agent May Perform Covenants	106
Article 10 SECURITY		107
10.1	Security on all Assets	107
10.2	Registration and Fixed Charge Security	108
10.3	Forms	109
10.4	Continuing Security	109
10.5	Dealing with Security	109
10.6	Effectiveness	109
10.7	Release and Discharge of Security	109
10.8	Transfer of Security	110
10.9	Hedging Affiliates and Cash Managers	110
10.10	Security for Hedging with Former Lenders	110
10.11	Acknowledgement Regarding Any Supported QFCs	111
Article 11 EVENTS OF DEFAULT AND ACCELERATION		112
11.1	Events of Default	112
11.2	Acceleration	116
11.3	Conversion on Default	116
11.4	Remedies Cumulative and Waivers	116
11.5	Termination of Lenders' Obligations	117
11.6	Acceleration of All Lender Obligations	117
11.7	Application and Sharing of Payments Following Acceleration	117
11.8	Calculations as at the Adjustment Time	118
11.9	Sharing Repayments	118
11.10	Adjustments Among Lenders	118

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Article 12 CHANGE OF CIRCUMSTANCES		119
12.1	Benchmark Replacement Settings	119
12.2	Change in Law	120
12.3	Prepayment of Portion	122
12.4	Illegality	122
12.5	Temporary Market Disruption	123
Article 13 COSTS, EXPENSES AND INDEMNIFICATION		124
13.1	Costs and Expenses	124
13.2	General Indemnity	124
13.3	Environmental Indemnity	125
13.4	Judgment Currency	126
13.5	Limit on Liability of Indemnified Parties	126
Article 14 THE AGENT AND ADMINISTRATION OF THE CREDIT FACILITY		127
14.1	Authorization and Action	127
14.2	Procedure for Making Loans under the Syndicated Facility and the Term Loan Facility	127
14.3	Remittance of Payments	128
14.4	Redistribution of Payment	128
14.5	Duties and Obligations	129
14.6	Prompt Notice to the Lenders	130
14.7	Agent's and Lenders' Authorities	130
14.8	Lender Credit Decision	130
14.9	Indemnification of Agent	131
14.10	Successor Agent	131
14.11	Taking and Enforcement of Remedies	131
14.12	Reliance Upon Agent	132
14.13	No Liability of Agent	132
14.14	The Agent and Defaulting Lenders	132
14.15	Article for Benefit of Agent and Lenders	133
14.16	Erroneous Payments by the Agent	134
Article 15 GENERAL		136
15.1	Exchange and Confidentiality of Information	136
15.2	Nature of Obligations under this Agreement; Defaulting Lenders	137
15.3	Notices	138
15.4	Governing Law	140
15.5	Benefit of the Agreement	140
15.6	Assignment	140
15.7	Participations	141

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15.8	Severability	141
15.9	Whole Agreement	141
15.10	Amendments and Waivers	141
15.11	Further Assurances	143
15.12	Attornment	143
15.13	Time of the Essence	144
15.14	Waiver of Jury Trial	144
15.15	Electronic Communications	144
15.16	Platform	144
15.17	Anti-Money Laundering/Know Your Customer Laws	144
15.18	No Fiduciary Duty	145
15.19	Credit Agreement Governs	145
15.20	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	146
15.21	Counterparts	146
15.22	Electronic Execution	146

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT is made as of June 26, 2024

B E T W E E N:

OBSIDIAN ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

ROYAL BANK OF CANADA,

BANK OF MONTREAL,

CANADIAN WESTERN BANK and

INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA),

together with such other persons as become parties hereto as lenders (hereinafter sometimes collectively referred to as the "Lenders" and sometimes individually referred to as a "Lender"),

OF THE SECOND PART,

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders hereunder (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the Lenders have agreed to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth;

AND WHEREAS the Borrower, the Agent and certain other persons as Lenders are party to the Existing Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and restate the Existing Credit Agreement on the terms and conditions herein set forth;

AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1 Definitions

(1) In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"2022 Note Indenture" means the trust indenture dated as of July 27, 2022 between the Borrower, as issuer, and Computershare Trust Company of Canada, as trustee.

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"2022 Notes" means the 11.95% senior unsecured notes due July 27, 2027 issued by the Borrower on July 27, 2022 under and pursuant to the 2022 Note Indenture (and, for certainty, 2022 Notes includes Additional Notes (under and as defined in the 2022 Note Indenture) issued on the same terms and conditions).

"2022 Notes Cash Sweep" means, with respect to each fiscal quarter of the Borrower ending on June 30 and December 31 (commencing with the fiscal quarter ending December 31, 2022) (each a "2022 Notes Cash Sweep Date"), the mandatory requirement of the Borrower to make pro rata offers to all holders of 2022 Notes to purchase, in cash, at a price equal to 103% of the principal amount of 2022 Notes that may be repurchased with an amount equal to: (a) the Applicable FCF Percentage (as defined in the 2022 Note Indenture as in effect as of July 27, 2022) (or such greater percentage as the Borrower shall determine, or as such percentage may be reduced, but only to the extent that such reduction is necessary for the Borrower to be able to make such offer of a 2022 Notes Cash Sweep in a manner that is then otherwise permitted by this Agreement) of Free Cash Flow (as defined in the 2022 Note Indenture as in effect as of July 27, 2022), if any, for the two-fiscal quarter periods of the Borrower ending immediately prior to the applicable 2022 Notes Cash Sweep Date (the "2022 Notes Cash Sweep Period") minus (b) the aggregate amount actually paid by the Borrower in respect of all voluntary prepayments, repurchases or redemptions of 2022 Notes made during any 2022 Notes Cash Sweep Period and prior to the applicable 2022 Notes Cash Sweep Date (excluding repurchases made pursuant to the 2022 Notes Cash Sweep and prepayments, repurchases or redemptions to the extent funded with the proceeds of long-term funded Debt).

"Abandonment and Reclamation Report" means a report pertaining to the ARO Liabilities of the Borrower and its Subsidiaries, segmented and in sufficient detail as requested by the Agent or any of the Lenders, acting reasonably, and which shall include:

(a) the total number of such wells, categorized between active (producing) and inactive (non-producing) wells, and in each case, segregated between (i) operated and non-operated wells and (ii) gross and net wells;

(b) ARO Liabilities related to all such wells, segregated between (i) active and inactive wells, (ii) operated and non-operated wells and (iii) gross and net wells;

(c) ARO Liabilities related to active facilities and pipelines, inactive facilities and pipelines and sites requiring reclamation only;

(d) an ARO Liabilities model/workbook prepared by the Borrower which reconciles the balance sheet provision for ARO Liabilities in respect of the most recently completed fiscal quarter or fiscal year, as the case may be, of the Borrower to the reporting of ARO Liabilities reported pursuant to subparagraphs (b) and (c) above;

(e) a list of third-party operators for non-operated wells, facilities and pipelines of the Borrower and its Subsidiaries (including gross number of wells, facilities and pipelines operated by each of them), but excluding any operators operating wells or pipelines comprising less than 5% of total net wells or 5% of pipelines, of the Borrower and its Subsidiaries, respectively; and

(f) a decommissioning budget and schedule of the Borrower and its Subsidiaries.

"Acceleration" has the meaning set out in Section 11.10(1).

"Acceleration Notice" means a written notice delivered by the Agent to the Borrower pursuant to Section 11.2 declaring all Obligations of the Borrower outstanding hereunder to be due and payable.

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"Additional Compensation" has the meaning set out in Section 12.2(1).

"Adjusted Daily Compounded CORRA" means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment; provided that, if Adjusted Daily Compounded CORRA as so determined for any day shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor for such day.

"Adjusted Daily Simple SOFR" means, for any day, an interest rate per annum equal to (a) Daily Simple SOFR for such day plus (b) the Daily Simple SOFR Adjustment provided that, if Adjusted Daily Simple SOFR as so determined above for any day shall be less than the Floor, such rate shall be deemed to be the Floor for such day.

"Adjusted Term CORRA" means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that, if the Interest Period with respect to the applicable Term CORRA Loan is a Non-Standard Interest Period, then Adjusted Term CORRA shall be the CORRA Interpolated Rate; and provided further that, if Adjusted Term CORRA as so determined for any day shall be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor for such day.

"Adjusted Term SOFR" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Interest Period with respect to the applicable SOFR Loan is a Non-Standard Interest Period, then Adjusted Term SOFR shall be the SOFR Interpolated Rate; and provided further that, if Adjusted Term SOFR as so determined above for any day shall be less than the Floor, such rate shall be deemed to be the Floor for such day.

"Adjustment Time" means the time of occurrence of the last event necessary (including the delivery of a Demand for Payment) to ensure that all Secured Obligations are thereafter due and payable.

"Advance" means an advance of funds made by the Lenders or by any one or more of them to the Borrower (including by way of overdraft under the Operating Facility), but does not include any Conversion or Rollover.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affected Loan" has the meaning set out in Section 12.3.

"Affiliate" means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise.

"Agency Fee Agreement" means the agency fee agreement dated as of July 27, 2022 between the Borrower and the Agent respecting the payment of certain fees and other amounts to the Agent for its own account.

"Agent Parties" has the meaning set out in Section 15.16.

"Agent's Accounts" means the following accounts maintained by the Agent to which payments and transfers in respect of the Syndicated Facility and the Term Loan Facility under this Agreement are to be effected:

(a) for Canadian Dollars:

[Redacted – Confidential Account Information]

(b) for United States Dollars:

[Redacted – Confidential Account Information]

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or such other account or accounts as the Agent may from time to time designate by written notice to the Borrower and the Lenders.

"Aggregate Individual Commitment" means, in respect of each Lender as at any relevant date of determination, an amount equal to the aggregate Commitments of such Lender under the Credit Facilities.

"Aggregate Non-Term Loan Facility Individual Commitment" means, in respect of each Lender as at any relevant date of determination, an amount equal to the aggregate Commitments of such Lender under the Credit Facilities (other than the Term Loan Facility).

"Agreement" means this amended and restated credit agreement, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

"AML/KYC Legislation" has the meaning set out in Section 15.17.

"Anti-Corruption Laws" means all laws concerning or relating to bribery or public corruption, including the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act, the FCPA and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent.

"Anti-Money Laundering/ Anti-Terrorist Financing Laws" means all laws concerning or relating to money laundering or terrorist financing, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act), Laundering of Monetary Instruments, 18 U.S.C. section 1956, Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957, the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 C.F.R. Chapter X (Parts 1000 et. seq.) and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent.

"Applicable Laws" or "applicable law" means, in relation to any person, transaction or event:

(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect of any Governmental Authority; and

(b) all Governmental Authorizations to which the person is a party or by which it or its property is bound or having application to the transaction or event.

"Applicable Pricing Rate", as regards any Loan or the standby fees payable in accordance with Section 5.7, means, subject to the provisos to this definition set forth below, when the Consolidated Senior Debt to EBITDA Ratio (calculated as at the Quarter End for the most recently completed calendar quarter and for the 12 months ended on such date) is one of the following, the percentage rate per annum set forth opposite such ratio in the row and column applicable to the type of Loan in question or such standby fee:

Consolidated Senior Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on SOFR Loans and CORRA Loans and Issuance Fees for Letters of Credit	Standby Fee on Syndicated Facility, Operating Facility and Term Loan Facility
less than 0.50:1.00	[Redacted – Percentage]	[Redacted – Percentage]	[Redacted – Percentage]

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equal to or greater than 0.50:1.00 and less than 1.00:1.00	[Redacted – Percentage]	[Redacted – Percentage]	[Redacted – Percentage]
equal to or greater than 1.00:1.00 and less than 1.50:1.00	[Redacted – Percentage]	[Redacted – Percentage]	[Redacted – Percentage]
equal to or greater than 1.50:1.00 and less than 2.00:1.00	[Redacted – Percentage]	[Redacted – Percentage]	[Redacted – Percentage]
equal to or greater than 2.00:1.00 and less than 2.50:1.00	[Redacted – Percentage]	[Redacted – Percentage]	[Redacted – Percentage]
equal to or greater than 2.50:1.00 and less than 3.00:1.00	[Redacted – Percentage]	[Redacted – Percentage]	[Redacted – Percentage]
equal to or greater than 3.00:1.00	[Redacted – Percentage]	[Redacted – Percentage]	[Redacted – Percentage]

provided that:

(a) the percentage rate per annum applicable to Loans under the Term Loan Facility (for certainty, under the columns titled "Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans" and "Margin on SOFR Loans and CORRA Loans and Issuance Fees for Letters of Credit) shall be the applicable rate per annum set forth above, plus [Redacted – Percentage] per annum (for certainty, standby fees in respect of the Term Loan Facility under the column titled "Standby Fee on Syndicated Facility, Operating Facility and Term Loan Facility" shall be payable by the Borrower at the applicable rate per annum set forth above commencing on the Effective Date and terminating on the Term Loan Facility Drawdown Date);

(b) the above rates per annum applicable to SOFR Loans are expressed on the basis of a year of 360 days and the above rates per annum applicable to all other Loans are expressed on the basis of a year of 365 days;

(c) issuance fees for Non-Financial LCs shall be [Redacted – Percentage] of the rate specified above for Letters of Credit; provided that, if any such Non-Financial LC is determined by OSFI or any other applicable Governmental Authority having jurisdiction to not be a Non-Financial LC after the issuance thereof, the foregoing rate for such Non-Financial LC shall be adjusted back to 100% of the rate specified above with retroactive effect to the date of issuance and the incremental issuance fee payable for the period from the date of issuance to the date of such determination by OSFI or such other applicable Governmental Authority shall be payable on the first Banking Day following the Quarter End in which OSFI or such other applicable Governmental Authority makes such determination;

(d) the above rates per annum applicable to Loans under the Syndicated Facility and the Operating Facility shall increase by [Redacted – Percentage] per annum from and after the Term Out Date in respect of such Credit Facility; for certainty, such increase or increases, as applicable, shall not apply to the rates per annum set forth in the column with the heading "Standby Fee on Syndicated Facility and Operating Facility" in the above table;

(e) without duplication of interest on overdue amounts as provided in Section 5.9, the above rates per annum applicable to Loans under the Credit Facilities shall increase by [Redacted – Percentage] per annum (for certainty, in addition to any increase pursuant to subparagraphs (a) and (d) of this definition) during the continuance of any Borrowing Base Shortfall or Event of Default;

(f) from the date hereof until the next delivery by the Borrower to the Agent of a Compliance Certificate in accordance with Section 9.1(e)(iv), the Consolidated Senior Debt to EBITDA Ratio

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shall be deemed the Consolidated Senior Debt to EBITDA Ratio set forth in the pro forma Compliance Certificate required to be delivered pursuant to Sections 3.2(h) or 3.3(j);

(g) changes in the Applicable Pricing Rate shall be effective in accordance with Section 7.7; and

(h) if at any time when calculating the Consolidated Senior Debt to EBITDA Ratio, Consolidated EBITDA for the four quarters of the applicable calculation period is determined to be less than zero, the Consolidated Senior Debt to EBITDA Ratio shall be deemed to be equal to or greater than 3.00:1.00 for the purposes of determining the Applicable Pricing Rate.

"Approved Fund" means any Fund that is administered or managed by:

(a) a Lender;

(b) an Affiliate of a Lender; or

(c) a person or an Affiliate of a person that administers or manages a Lender.

"Approved Hedging Plan" has the meaning set out in Section 9.1(bb)(i)(A).

"Approved Securities" means obligations maturing within one year from their date of purchase or other acquisition by the Borrower or a Subsidiary and which are:

(a) issued by the Government of Canada or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada;

(b) issued by a province of Canada, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moody's, or A by DBRS; or

(c) term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes, in each case, of any Canadian chartered bank which has a long term debt rating of at least A+ by S&P, A1 by Moody's, or A (high) by DBRS.

"ARO Liabilities" means, as at any date of determination, the uninflated and undiscounted abandonment and reclamation liabilities and obligations (expressed in nominal dollars) of the Borrower or any Subsidiary in respect of upstream oil and gas wells, facilities, and pipelines, in each case, located in Canada or, if the context requires, any jurisdiction therein.

"ARO Order" means any abandonment, reclamation and/or non-compliance order or directive issued by an Energy Regulator which relates to any assets of the Borrower or any Subsidiary.

"Asset Acquisition" means any purchase or other acquisition (whether by way of purchase, merger, amalgamation or other transaction) of any assets, property or undertaking other than an Investment.

"Assigned Interests" has the meaning set out in Section 2.19(5)(a).

"Assignment Agreement" means an assignment agreement substantially in the form of Schedule B annexed hereto, with such modifications thereto as may be required from time to time by the Agent, acting reasonably.

"Available Tenor" means, as of any date of determination and with respect to any then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or any component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark

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pursuant to this Agreement, in each case, as of such date and not including, for avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 12.1(4).

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means:

(a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule; and

(b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings).

"Banking Day" means any day other than a Saturday or a Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Calgary, Alberta, Toronto, Ontario, or New York, New York; provided that, when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term "Banking Day" means any such day that is also a U.S. Government Securities Business Day.

"Basel III" means, collectively, the agreements on capital requirements, leverage ratios and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, modified, supplemented, reissued or replaced from time to time, and "Basel III: The liquidity coverage ratio and liquidity risk monitoring tools" published by the Basel Committee on Banking Supervision in January 2013, as amended, modified, supplemented, reissued or replaced from time to time.

"basis point" or "bp" means one one-hundredth of one percent (0.01%) and "basis points" and "bps" means the plural thereof.

"Benchmark" means, initially, (a) in respect of any SOFR Loan, the Term SOFR Reference Rate, (b) in respect of any Term CORRA Loan, the Term CORRA Reference Rate and (c) in respect of any Daily Compounded CORRA Loan, CORRA; provided in each case that if a Benchmark Transition Event has occurred with respect to any then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 12.1(1). Any reference to "Benchmark" shall include, as applicable, the published component used in the calculation thereof.

"Benchmark Fallback Loans" means (a) in respect of any SOFR Loans, U.S. Base Rate Loans, (b) in respect of any Term CORRA Loans, Daily Compounded CORRA Loans and (c) in respect of any Daily Compounded CORRA Loans, Canadian Prime Rate Loans.

"Benchmark Loan" means any Loan that bears interest with reference to any Benchmark (or any Benchmark Replacement thereof).

"Benchmark Replacement" means, with respect to any Benchmark Transition Event for any then-current Benchmark:

(a) with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term SOFR Reference Rate (or any Benchmark replacing the Term SOFR Reference Rate), the first alternative set forth in the order below that can be determined by, in the case of the

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Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be), for the applicable Benchmark Replacement Date:

(i) Adjusted Daily Simple SOFR; or

(ii) the sum of: (A) the alternate benchmark rate that has been selected by the Agent or the Operating Lender (as the case may be) and the Borrower giving due consideration to (x) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (y) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities at such time and (B) the related Benchmark Replacement Adjustment;

(b) with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term CORRA Reference Rate (or any Benchmark replacing the Term CORRA Reference Rate), the first alternative set forth in the order below that can be determined by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be), for the applicable Benchmark Replacement Date:

(i) Adjusted Daily Compounded CORRA; or

(ii) the sum of: (A) the alternate benchmark rate that has been selected by the Agent or the Operating Lender (as the case may be) and the Borrower giving due consideration to (x) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (y) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar-denominated syndicated credit facilities and (B) the related Benchmark Replacement Adjustment; and

(c) with respect to obligations, interest, fees, commissions or other amounts calculated with respect to CORRA (or any Benchmark replacing CORRA), the sum of: (i) the alternate benchmark rate that has been selected by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be), and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment, provided that, if the Benchmark Replacement as so determined above for any day would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for such day.

"Benchmark Replacement Adjustment" means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be), and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated or Canadian Dollar-denominated syndicated credit facilities (as applicable) at such time.

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"Benchmark Replacement Date" means a date and time determined by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be), which date shall be no later than the earlier to occur of the following events with respect to any then-current Benchmark:

(a) in the case of subparagraph (a) or (b) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of subparagraph (c) of the definition of "Benchmark Transition Event", the first date on which such Benchmark (or the published component used in the calculation thereof) has been, or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been, determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that, such non-representativeness will be determined by reference to the most recent statement or publication referenced in such subparagraph (c), even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof), continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of subparagraph (a) or (b) above with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to any then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available

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Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means, in respect of any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred in respect of such Benchmark if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Document in accordance with Section 12.1 and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Document in accordance with Section 12.1.

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"Borrowing Base" means the aggregate principal limit for Loans under the Credit Facilities (expressed in Canadian Dollars) established from time to time by the Lenders in accordance with Section 2.23, taking into consideration their assessment of the lending value of the proved, developed, producing reserves which are located in Canada of the Borrower and the Material Subsidiaries. For certainty, the Lenders' assessment of the lending value as aforesaid may take into account the ARO Liabilities of the Borrower and the Borrower's Subsidiaries and its and its Subsidiaries' shut-in production (both actual and anticipated).

"Borrowing Base Notice" has the meaning set out in Section 2.23(1).

"Borrowing Base Properties" means, collectively, P&NG Rights which comprise or relate to proved reserves (including any related P&NG Leases, related facilities, infrastructure and other tangibles relating to any of the foregoing).

"Borrowing Base Shortfall" means the amount (if any) by which the Outstanding Principal of the Credit Facilities exceeds the amount of the Borrowing Base set forth in the most recently delivered Borrowing Base Notice (for certainty, whether the determination of the Borrowing Base set forth in such Borrowing Base Notice is yet in effect pursuant to Section 2.23 or not).

"Burgess" means Burgess Energy Holdings, L.L.C.

"Burgess Royalty Agreement" means the royalty agreement dated June 3, 2019 between Cavalier and Burgess, as amended by a letter amending agreement dated March 22, 2023, as may be amended, restated, supplemented or replaced from time to time in accordance with its terms.

"Burgess Royalty Assumption Agreements" means, collectively: (i) the assumption agreement dated May 23, 2024 between Cavalier, the Borrower and Burgess; and (ii) the assumption agreement dated May 24, 2024 between Cavalier, the Borrower and Burgess, in each case, in each case, for the purpose of providing for the assignment to, and assumption by, the Borrower of certain obligations of Cavalier under the Burgess Royalty Agreement in connection with the Cavalier Farmout and Option Agreements.

"Burgess Royalty Default" has the meaning set out in Section 11.1(ee).

"Burgess Royalty Default Notice" has the meaning set out in Section 11.1(ee).

"Burgess Royalty Lien" means any Security Interest granted in favour of Burgess pursuant to the Burgess Royalty Agreement including, without limitation, the "Lien" under and as defined in the Burgess Royalty Agreement.

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"Burgess Royalty Subordination Agreements" means, collectively: (i) the subordination agreement dated May 23, 2024 made by Burgess to and in favour of the Agent; and (ii) the subordination agreement dated May 24, 2024 made by Burgess to and in favour of the Agent.

"Canadian Dollars" or "Canadian $" or "Cdn.$" each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

"Canadian Prime Rate" means, on any day, the greater of:

(a) the annual rate of interest announced from time to time by the Agent or the Operating Lender, as the case may be, as being its reference rate then in effect on such day for determining interest rates on Canadian Dollar denominated commercial loans made by it in Canada; and

(b) the annual rate of interest equal to Adjusted Term CORRA for an Interest Period of one (1) month in effect on such day plus 1.00% per annum,

provided that, (i) if both such rates are equal or if such one (1) month Adjusted Term CORRA rate in effect on such day is unavailable for any reason on any date of determination, then the Canadian Prime Rate shall be the rate specified in subparagraph (a) above and (ii) if the Canadian Prime Rate as so determined for any day would be less than the Floor, the Canadian Prime Rate will be deemed to be the Floor for such day.

"Canadian Prime Rate Loan" means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the Canadian Prime Rate.

"Capital Adequacy Requirements" means the Guideline dated January 2017, entitled "Capital Adequacy Requirements (CAR)" issued by OSFI and all other guidelines or requirements relating to capital adequacy issued by OSFI or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time.

"Cash Equivalents" means, without duplication, as to any person:

(a) Canadian Dollars or United States Dollars;

(b) securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(c) certificates of deposit, guaranteed investment certificates and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances or bearer deposit notes with maturities not exceeding 365 days and overnight bank deposits, in each case, with the Agent, any Lender or with any United States commercial bank or any Canadian chartered bank (or comparable financial institution, including ATB Financial) having capital and surplus in excess of Cdn.$500,000,000 and a senior unsecured rating of "A-" or better by S&P and "A3" or better by Moody's;

(d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in subparagraphs (b) and (c) above entered into with any financial institution meeting the qualifications specified in subparagraph (c) above;

(e) commercial paper rated at least P-l by Moody's or A-l by S&P or at least R-l by DBRS and in each case maturing within 365 days after the date of acquisition; and

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(f) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in subparagraphs (a) through (e) of this definition.

"Cash Management Arrangements" means any arrangement entered into or to be entered into by the Borrower or any of its Subsidiaries with a Cash Manager for or in respect of cash management services for the Borrower and its Subsidiaries, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing.

"Cash Management Documents" means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements.

"Cash Management Obligations" means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to the Cash Managers under, pursuant or relating to the Cash Management Arrangements and/or the Cash Management Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower and its Subsidiaries under the Cash Management Arrangements and/or the Cash Management Documents; in any event, and notwithstanding anything herein to the contrary, Cash Management Obligations shall include the obligations, indebtedness and liabilities of the Borrower and its Subsidiaries to the Cash Managers for or in relation to each of the following:

(a) daylight credit associated with wire transfers;

(b) daylight credit associated with inter-account transfers; and

(c) daylight credit for foreign exchange settlement.

"Cash Manager" means each Lender which, from time to time, is a provider of Cash Management Arrangements to the Borrower and its Subsidiaries and which includes Royal Bank of Canada on the date hereof.

"Casualty Event" means, with respect to any property or assets of the Borrower and any of its Subsidiaries, any casualty of, loss of, destruction of, damage to or rendering unfit for normal use for any reason whatsoever of, such property or assets.

"Cavalier" means Cavalier Energy Inc.

"Cavalier Farmout and Option Agreements" means, collectively: (i) the farmout and option agreement dated March 23, 2024 between Cavalier and the Borrower; and (ii) the farmout and option agreement dated March 24, 2024 between Cavalier and the Borrower.

"CFR" means the Code of Federal Regulations (United States).

"Change of Control" means and shall be deemed to have occurred if and when:

(a) a person or a combination of persons, acting jointly or in concert (within the meaning of the Securities Act (Alberta)) shall beneficially own or control, directly or indirectly, Voting Securities of the Borrower which, together with all other Voting Securities of the Borrower held by such persons, constitute in the aggregate more than 50% of all outstanding Voting Securities of the Borrower (regardless of whether such person or persons are owned or controlled by the same persons which owned or controlled such Voting Securities of the Borrower); or

(b) a majority of the members of the board of directors of the Borrower are not Continuing Directors.

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"CO2 " means carbon dioxide.

"Co-Lead Arrangers" means Royal Bank of Canada carrying on business under the trade name "RBC Capital Markets" and Bank of Montreal.

"Code" means the Internal Revenue Code of 1986 (United States).

"Collateral" has the meaning set out in Section 10.1(1).

"Commitment" means a Syndicated Facility Commitment, the Operating Facility Commitment or a Term Loan Facility Commitment.

"Commodity Agreement" means any agreement for the making or taking of delivery of any commodity (including Petroleum Substances, Emissions-Related Credits and electricity), any commodity swap agreement, floor, cap or collar agreement or commodity future, forward, derivative or option transaction or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the making or taking of physical delivery of any commodity (including Petroleum Substances, Emissions-Related Credits and electricity) in the ordinary course of business or the physical purchase or sale of any commodity (including Petroleum Substances and electricity) by the Borrower or a Subsidiary entered into in the ordinary course of business unless either (a) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, but excluding any physical sales made to any such person where the sale is made on a floating price based on current market prices and where the sale is not entered into for the purposes described in (b) of this definition, or (b) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of the Borrower or a Subsidiary thereof to fluctuations in the prices of commodities (including Petroleum Substances and electricity) (and, for certainty, any such agreement referred to in (a) or (b) of this definition shall constitute a "Commodity Agreement" for all purposes hereof and any other such agreement for the physical making, taking, purchase or sale of any commodity which is not referred to in (a) or (b) of this definition shall constitute an "Excluded Commodity Agreement").

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

"Communications" has the meaning set out in Section 15.16.

"Compliance Certificate" means a certificate of the Borrower signed on its behalf by any one of the chief executive officer, president, chief financial officer, vice president, finance, treasurer or controller of the Borrower, substantially in the form annexed hereto as Schedule C, to be given to the Agent and the Lenders by the Borrower pursuant hereto.

"Conforming Changes" means, with respect to either the use or administration of any Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of "Canadian Prime Rate", "U.S. Base Rate", "Banking Day", "U.S. Government Securities Business Day", "Interest Period" or any similar or analogous definition (or the addition of a concept of "interest period" in respect of the foregoing, "Interest Payment Date" or any similar or analogous definition in respect of the foregoing), the timing and frequency of determining rates and making payments of interest, the timing of Drawdown Notices, Conversion Notices, Rollover Notices or Repayment Notices, the applicability and length of lookback periods, the applicability of Section 2.6, Section 12.1 and other technical, administrative or operational matters,) that, in the case of the Syndicated Facility or the Term Loan Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) in a manner substantially consistent with market practice (or if, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be) decides that adoption of any portion of such market

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practice is not administratively feasible or if, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be) determines that no market practice for the administration of any such rate exists, in such other manner of administration as, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be) decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Documents).

"Consolidated Assets" means, on any date of determination, the assets of the Borrower determined on a consolidated basis in accordance with GAAP.

"Consolidated EBITDA" means, in respect of any period and as determined, without duplication, in accordance with GAAP on a consolidated basis, the Consolidated Net Income of the Borrower for such period plus:

(a) all amounts deducted in the calculation of Consolidated Net Income in respect of non-cash items, including depletion, depreciation, impairments on oil and gas assets, accretion of asset retirement obligations and unrealized losses on Financial Instruments;

(b) Consolidated Interest Expense to the extent that Consolidated Interest Expense is deducted in determining Consolidated Net Income;

(c) all amounts deducted in the calculation of Consolidated Net Income in respect of the provision for income taxes including any interest and penalties thereon;

(d) all amounts deducted in the calculation of Consolidated Net Income in respect of minority equity losses;

(e) the net amount of losses deducted in determining Consolidated Net Income resulting from the Disposition of assets (excluding inventory);

(f) all amounts deducted in the calculation of Consolidated Net Income in respect of share-based compensation where such compensation is paid or settled solely with shares in the capital of the Borrower or, to the extent deducted in the calculation of Consolidated Net Income, unrealized losses in respect of share-based compensation;

(g) all amounts which would otherwise constitute Consolidated EBITDA which are attributable to (i) assets acquired during such period or (ii) Equity Interests in a person which becomes a Subsidiary acquired during such period, in either case, if, but only if, such acquisition constitutes a Material Acquisition, all as if the Material Acquisition was completed on the first day of such period; and

(h) extraordinary, unusual or non-recurring items which are deducted in determining Consolidated Net Income,

less:

(i) all amounts added in the calculation of Consolidated Net Income in respect of non-cash items, including unrealized gains on Financial Instruments, impairments on oil and gas assets and gains on asset Dispositions;

(j) all cash payments in respect of non-cash charges added back in computing Consolidated EBITDA in prior periods;

(k) all amounts included in the calculation of Consolidated Net Income in respect of minority equity income or other gains on minority interests;

(l) the net amount of gains resulting from the Disposition of assets (excluding inventory) which is added in determining Consolidated Net Income;

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(m) to the extent included in the calculation of Consolidated Net Income, unrealized gains in respect of share-based compensation;

(n) all amounts which would otherwise constitute Consolidated EBITDA which are attributable to (i) assets Disposed of during such period or (ii) Equity Interests in a Subsidiary Disposed of during such period, in either case, if, but only if, such Disposition constitutes a Material Disposition, all as if the Material Disposition was completed on the first day of such period; and

(o) extraordinary, unusual or non-recurring items which are added in determining Consolidated Net Income.

"Consolidated Interest Expense" of a person, for any period, means interest expense of such person determined on a consolidated basis in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of income of such person and, in any event and without limitation, shall include (without duplication):

(a) all interest of such person and its Subsidiaries accrued or payable in respect of such period, including capitalized interest and imputed interest with respect to lease obligations;

(b) all fees of such person and its Subsidiaries (including standby, commitment fees, acceptance and stamping fees in respect of bankers' acceptances and fees payable in respect of letters of credit and letters of guarantee and similar instruments) accrued or payable in respect of such period, prorated (as required) over such period;

(c) any difference between the face amount and the discount proceeds of any bankers' acceptances, commercial paper and other obligations of such person or any Subsidiary thereof issued at a discount, prorated (as required) over such period; and

(d) all net amounts charged, payable or credited to interest expense under any Interest Hedging Agreements or Currency Hedging Agreements in respect of such period,

but excluding, for certainty, the non-cash accretion of asset retirement obligations; provided that, unless otherwise expressly provided or the context otherwise requires, references herein to "Consolidated Interest Expense" shall be and shall be deemed to be references to Consolidated Interest Expense of the Borrower.

"Consolidated Net Income" means, in respect of any period and as determined in accordance with GAAP on a consolidated basis, the net income or loss, as applicable, of the Borrower after income taxes, as shown on the Borrower's consolidated statement of income for such period.

"Consolidated Senior Debt" means, as at the date of determination, all Consolidated Total Debt and excluding any Permitted Junior Debt which has a maturity date not due within 365 days of the date of determination. Notwithstanding the foregoing, during any LMR Adjustment Period only, Consolidated Senior Debt at the end of any fiscal quarter shall be deemed to include the Borrower's and the Subsidiaries' aggregate undiscounted and uninflated ARO Liabilities (expressed in nominal dollars) for all of their respective inactive (non-producing), suspended or abandoned wells, facilities and pipelines.

"Consolidated Senior Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"Consolidated Total Debt" means, in respect of the Borrower, all Debt of the Borrower and its Subsidiaries determined on a consolidated basis.

"Consolidated Total Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Total Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

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"Continuing Director" means, as of any date of determination, any member of the board of directors of the Borrower (i) who was a member of the board of directors of the Borrower on July 27, 2022 or (ii) whose election or nomination for election to the board of directors of the Borrower has been approved by a majority of the Continuing Directors who were at the time of such nomination or election members of the board of directors of the Borrower.

"Conversion" means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof, provided that, subject to Section 2.7, the conversion of a Loan denominated in one currency to a Loan denominated in another currency shall be effected by (a) repayment of the Loan or portion thereof being converted in the currency in which it was denominated and (b) re-advance to the Borrower of the Loan into which such conversion was made.

"Conversion Date" means the date specified by the Borrower as being the date on which the Borrower has elected to convert, or this Agreement requires the conversion of, one type of Loan under a given Credit Facility into another type of Loan under the same Credit Facility and which shall be a Banking Day.

"Conversion Notice" means a notice substantially in the form annexed hereto as Schedule D to be given to the Agent or the Operating Lender (as the case may be) by the Borrower pursuant hereto.

"CORRA" means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

"CORRA Interpolated Rate" means, for any Term CORRA Loan for a Non-Standard Interest Period, the rate per annum determined by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be) (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term CORRA for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that is shorter than the Non-Standard Interest Period of such Term CORRA Loan and (b) Adjusted Term CORRA for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that exceeds the Non-Standard Interest Period of such Term CORRA Loan, in each case, at such time; provided that when determining the CORRA Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the CORRA Interpolated Rate shall be deemed to be Adjusted Term CORRA for an Interest Period of one (1) month's duration.

"CORRA Loans" means, collectively, Term CORRA Loans and Daily Compounded CORRA Loans.

"Covered Entity" means any of the following:

(a) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 CFR § 252.82(b);

(b) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 CFR § 47.3(b); or

(c) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 CFR § 382.2(b).

"Covered Party" has the meaning set out in Section 10.11(b).

"CPA" means the CPA Canada or any successor thereto.

"Credit Facilities" means, collectively, the Syndicated Facility, the Operating Facility, and the Term Loan Facility, and "Credit Facility" means any one of such credit facilities.

"Currency Excess" has the meaning set out in Section 2.17.

"Currency Excess Deficiency" has the meaning set out in Section 2.17.

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"Currency Hedging Agreement" means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, future, derivative or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary thereof where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time.

"Daily Compounded CORRA" means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback of five (5) Banking Days or such other time period as reasonably determined by the Agent or the Operating Lender, as the case may be) being established by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be), in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that, if the Agent or the Operating Lender (as the case may be) decides that any such methodology or convention is not administratively feasible for the Agent or the Operating Lender (as the case may be), then the Agent or the Operating Lender (as the case may be) may establish another methodology or convention in its discretion, acting reasonably; and provided that if the administrator has not provided or published CORRA and a Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA.

"Daily Compounded CORRA Adjustment" means [Redacted – Percentage] per annum for an Interest Period of one (1) month's duration, and [Redacted – Percentage] per annum for an Interest Period of three (3) months' duration.

"Daily Compounded CORRA Loan" means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to Adjusted Daily Compounded CORRA (including a Rollover thereof).

"Daily Simple SOFR" means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by, in the case of the Syndicated Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be), in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided that, if the Agent or the Operating Lender (as the case may be) decides that any such convention is not administratively feasible for the Agent or the Operating Lender (as the case may be), then the Agent or the Operating Lender (as the case may be) may establish another convention in its discretion, acting reasonably.

"Daily Simple SOFR Adjustment" means, with respect to Daily Simple SOFR, [Redacted – Percentage] per annum.

"DBRS" means DBRS Limited and any successors thereto.

"Debt" means, with respect to any person ("X"), without duplication:

(a) indebtedness of X and its Subsidiaries for borrowed money;

(b) obligations of X and its Subsidiaries arising pursuant or in relation to: (i) bankers' acceptances (including payment and reimbursement obligations in respect thereof), or (ii) letters of credit and letters of guarantee or indemnities issued in connection therewith relating to the indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition if such other person was X (including undrawn letters of credit);

(c) obligations of X and its Subsidiaries with respect to unreimbursed drawings under all other letters of credit and letters of guarantee;

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(d) obligations of X and its Subsidiaries under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition if such other person was X and all Financial Assistance, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(e) (i) all Purchase Money Obligations and (ii) all obligations of X and its Subsidiaries created or arising under any conditional sales agreement or other title retention agreement which is not a lease;

(f) all (i) Finance Lease Obligations and (ii) indebtedness or obligations arising from Sale-Leasebacks, in each case, of X and its Subsidiaries;

(g) all indebtedness of X and its Subsidiaries representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment, provided however that such time period shall in no event exceed 90 days and excluding (in all cases) customary purchase price adjustments related to acquisitions;

(h) Prepaid Obligations of X and its Subsidiaries;

(i) all other long-term obligations (including the current portion thereof) upon which interest charges are customarily paid prior to default by X; and

(j) all indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition if such other person was X, secured by a Security Interest on any asset of X and its Subsidiaries, whether or not such indebtedness is assumed thereby; provided that the amount of such indebtedness shall be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such indebtedness shall only be Debt to the extent recorded as a liability in accordance with GAAP, but, for certainty, shall not include each of the following:

(k) Financial Instrument Obligations, including the mark-to-market amount under Financial Instruments but shall include amounts which are otherwise then due and payable on Financial Instrument Obligations;

(l) accounts payable to trade creditors and accrued liabilities incurred in the ordinary course of business;

(m) current taxes payable and future taxes;

(n) dividends or other equity Distributions payable;

(o) accrued interest not yet due and payable;

(p) liabilities in respect of deferred reclamation costs, allowances for dismantlement and site restoration and other deferred credits and liabilities; and

(q) such other similar liabilities and obligations as may be agreed to in writing by the Lenders from time to time,

provided that, unless otherwise expressly provided or the context otherwise requires, references herein to "Debt" shall be and shall be deemed to be references to Debt of the Borrower and its Subsidiaries.

"Declining Lender" has the meaning set out in Section 2.22.

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"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"Defaulting Lender" means any Lender:

(a) that has failed to fund any payment or its portion of any Loans required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Documents;

(b) that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c) that has failed, within 3 Banking Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans (for certainty, unless and until such Lender has provided such written confirmation);

(d) that has otherwise failed to pay over to the Agent or any Lender any other amount required to be paid by it hereunder within 3 Banking Days of the date when due, unless the subject of a good faith dispute;

(e) that has, or that has a Lender Parent that has, become the subject of a Bail-In Action;

(f) in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent; or

(g) that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit.

"Demand for Payment" means an Acceleration Notice or a Financial Instrument Demand for Payment.

"Departing Agent" has the meaning set out in Section (2).

"Designated Material Subsidiary" means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 10.1(4) and which would not otherwise fall within part (a), (b), (c) or (d) of the definition of "Material Subsidiary".

"Disposition" means a sale, transfer, lease, assignment or other disposition of, or the grant or creation of an in rem right or interest in, to or against, any property or assets (and including, for certainty, the grant or creation of any gross overriding royalty or other right or interest in, to or against any P&NG Rights which is or purports to be an interest in land), and "Dispose" shall have a correlative meaning thereto.

"Dissenting Lender" has the meaning set out in Section 2.21(1).

"Distribution" means:

(a) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Equity Interests in the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary (including any return of capital);

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(b) the redemption, retraction, purchase, retirement, defeasance, discharge or other acquisition, in whole or in part, of any Equity Interests of the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary or any securities, instruments or contractual rights capable (at the option of the holder) of being converted into, exchanged or exercised for Equity Interests thereof, including options, warrants, conversion or exchange privileges and similar rights;

(c) the making of any loan or advance or any other provision of credit or Financial Assistance by the Borrower or any Subsidiary to any Related Party other than to the Borrower or a Wholly-Owned Subsidiary;

(d) the payment or discharge of any principal, interest, fees or other amounts on or in respect of any loans, advances or other Debt owing at any time by the Borrower or any Subsidiary to any Related Party, other than to the Borrower or a Wholly-Owned Subsidiary; or

(e) (i) the payment or discharge of any other amount, (ii) the Disposition of any property or assets, or (iii) any granting or creation of any rights or interests, at any time, by the Borrower or any Subsidiary to or in favour of any Related Party, other than to or in favour of the Borrower or a Wholly-Owned Subsidiary, and whether any of the foregoing is made, paid or satisfied with or for cash, property or any combination thereof.

"Documents" means this Agreement, the Agency Fee Agreement, the Security, any Second Lien Intercreditor Agreement, and all certificates, notices, instruments and other agreements or documents delivered or to be delivered by the Borrower or a Subsidiary to the Agent, the Lenders, the Operating Lender, or any combination of the foregoing, in relation to the Credit Facilities pursuant hereto or thereto (but excluding, for greater certainty, any Lender Financial Instruments and Cash Management Documents) and, when used in relation to any person, the term "Documents" shall mean and refer to the Documents executed and delivered by such person.

"Drafts" means drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Letter of Credit.

"Drawdown" means:

(a) an Advance of a Canadian Prime Rate Loan, U.S. Base Rate Loan, CORRA Loan or SOFR Loan; or

(b) the issue of a Letter of Credit,

but, for certainty, does not include a Conversion or Rollover.

"Drawdown Date" means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Banking Day.

"Drawdown Notice" means a notice substantially in the form annexed hereto as Schedule E to be given to the Agent or the Operating Lender (as the case may be) by the Borrower pursuant hereto.

"EEA Financial Institution" means:

(a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority;

(b) any entity established in an EEA Member Country which is a parent of an institution described in subparagraph (a) of this definition; or

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(c) any institution established in an EEA Member Country which is a subsidiary of an institution described in subparagraph (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Effective Date" means the date on which all of the conditions set forth in Section 3.3 have been satisfied (or waived in writing by all of the Lenders in accordance with Section 3.4).

"Emissions-Related Credits" means any rights, credits, revenues, offsets, tax benefits or values, greenhouse gas rights or similar rights related to carbon credits, rights to any greenhouse gas emission reductions, carbon-related tax credits or equivalent arising from emission reduction trading or any quantifiable benefits (including recognition, award or allocation of credits, allowances, permits or other tangible rights), whether created from or through a Governmental Authority, other person, or private contract, now or in the future, associated with the production, capture and sequestration of CO2 from the exploration, development and production of Petroleum Substances from P&NG Rights, other than any electricity energy that may be produced, and that is capable of being measured, verified or calculated, and including such rights to sell or trade any of the aforementioned domestically or internationally, and including the right to count or claim any applicable reductions pursuant to any program of a Governmental Authority designed to encourage or reward the reduction of greenhouse gas emissions; provided that, "Emissions-Related Credits" shall not include any severance tax credit, production tax credit or other direct third-party subsidies, whether created from or through a Governmental Authority, other person, or private contract, now or in the future, in favor of an oil, gas or enhanced or tertiary recovery producer or otherwise in associated with the exploration, development and production of Petroleum Substances from P&NG Rights.

"Energy Regulator" means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, the BC Oil and Gas Commission, (c) with respect to Saskatchewan, the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Relevant Jurisdiction, the regulatory body with responsibility for the oversight of environmental matters in the oil and gas industry in such jurisdiction; and in each case, together with any successor agency, department, ministry or commission thereto.

"Energy Regulator Demand for Deposit" means any demand to post security deposits issued by an Energy Regulator to the Borrower or any Subsidiary in order to ensure compliance with the Liability Management Rating required by such Energy Regulator in a Relevant Jurisdiction (excluding, for certainty, any security deposits which are mandatorily required to be provided by owners of P&NG Rights or P&NG Leases without regard to any Liability Management Rating deficiency or similar abandonment and reclamation obligation deficiency).

"Engineering Report" means a report (in form and substance satisfactory to the Majority of the Lenders, acting reasonably) prepared by the Independent Engineer or Independent Engineers, as the case may be, respecting the reserves of Petroleum Substances attributable to the assets and undertakings of the Borrower and its Material Subsidiaries, which report shall, as of the effective date of such report, set forth, inter alia, (a) the proved, developed, producing reserves of Petroleum Substances, (b) the proved, developed nonproducing reserves of Petroleum Substances, (c) the proved and undeveloped reserves of Petroleum Substances and (d) the probable reserves of Petroleum Substances, in each case, attributable to the assets and undertakings of the Borrower and its Material Subsidiaries and, for each ensuing 12 month period following the effective date of such report: anticipated rates of production, depletion and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; production, revenue, value-added, wellhead or severance Taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such assets and undertakings; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such assets and undertakings, including all revenues, expenses and expenditures

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described above; but not, for greater certainty, any overhead recoveries or operators' fees or charges from third parties.

"Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:

(a) any claim by a Governmental Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b) any claim by a person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.

"Environmental Laws" means all Applicable Laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law.

"Equity Interests" means, with respect to any person:

(a) shares in the capital of such person or partnership units, partnership interests, member interests, trust interests or other ownership or profit interests in, to and of such person;

(b) warrants, options or other rights for the purchase or other acquisition from such person of shares or any of the other interests referred to in subparagraph (a) above of such person; and

(c) securities convertible into or exchangeable for shares or any of the other interests referred to in subparagraph (a) above of such person or warrants, rights or options for the purchase or other acquisition from such person of any such shares or such other interests referred to in subparagraph (a) above, whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

"Equivalent Amount" means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of United States Dollars to Canadian Dollars or of Canadian Dollars to United States Dollars, as the case may be, at the rate of exchange for Canadian interbank transactions established by the Bank of Canada and quoted at approximately the end of business (Toronto time) for the day in question or, if such determination is required to be made prior to such time, as quoted at approximately the end of business (Toronto time) on the Banking Day immediately preceding the date of determination, or, if such rate is for any reason unavailable, at the spot rate quoted for wholesale transactions by the Agent or the Operating Lender, as the case may be, at approximately noon (Toronto time) on that date in accordance with its normal practice.

"Erroneous Payment" has the meaning set out in Section 14.16(1).

"Erroneous Payment Deficiency Assignment" has the meaning set out in Section 14.16(4).

"Erroneous Payment Impacted Facilities" has the meaning set out in Section 14.16(4).

"Erroneous Payment Return Deficiency" has the meaning set out in Section 14.16(4).

"Erroneous Payment Subrogation Rights" has the meaning set out in Section 14.16(4).

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"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Event of Default" has the meaning set out in Section 11.1.

"Excess Cash" means any cash or Cash Equivalents of the Borrower and its Subsidiaries that, when taken as a whole, are in excess of the Threshold Amount at any time, but excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts.

"Excluded Commodity Agreement" has the meaning set out in the definition of "Commodity Agreement" herein.

"Excluded Deposits/Amounts" means cash or Cash Equivalents:

(a) held in escrow pursuant to an offering of subscription receipts (or similar equity offering) by the Borrower which have not yet been released from escrow in accordance with the terms of such offering;

(b) held by arm's length third parties representing deposits made by the Borrower or its Subsidiaries and which are referred to in subparagraph (v) of the definition of Permitted Encumbrances;

(c) held by arm's length third parties representing deposits, trust funds or other amounts payable by one or more arm's length third parties to the Borrower or any Subsidiary, in each case, which are not then releasable to the Borrower or such Subsidiary and which cannot be paid or transferred on the direction of the Borrower or a Subsidiary;

(d) held by arm's length third parties as a deposit or in an escrow or trust arrangement, in each case, representing the purchase price for the purposes of a transaction not prohibited by the terms of this Agreement (in good faith and not for the purposes of accumulating a cash reserve for or in contemplation of any insolvency proceeding of the Borrower or a Subsidiary) in a manner which is inconsistent with the business intention of the parties;

(e) deposited in accordance with the defeasance provisions of the 2022 Note Indenture or in connection with the defeasance of any other Permitted Junior Debt incurred to refund, refinance or replace any Debt represented by the 2022 Notes, and a repayment, redemption, purchase or cancellation thereof which would then be permitted under Section 9.2(n);

(f) held by the Agent or the Operating Lender as cash collateral pursuant to the terms of this Agreement;

(g) received by the Borrower or any Subsidiary from any counterparty to any Excluded Commodity Agreement as credit support for such counterparty with respect to such Excluded Commodity Agreement; and

(h) which all of the Lenders (acting reasonably) have previously agreed in writing shall constitute Excluded Deposits/Amounts for all purposes hereof.

"Excluded Taxes" means, with respect to the Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation hereunder:

(a) all Taxes on, based on, measured by or with respect to the Agent's or a Lender's net or gross income, gains on capital, franchise Taxes, branch profit Taxes (unless such Taxes are in lieu of any Taxes the Borrower or a Subsidiary would otherwise be required to pay hereunder), in each case that are Taxes imposed as a result of such recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or as a result of any other present or

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former connection with that jurisdiction (other than any such connection arising solely from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Security Interest under, engaged in any other transaction pursuant to or enforced any Document, or sold or assigned an interest in any Loan or Document);

(b) all U.S. federal withholding Taxes imposed under FATCA, and any Taxes or penalties arising from a Lender's failure to properly comply with such Lender's obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction;

(c) any Taxes imposed on a payment or deemed payment by reason of the recipient being a "specified shareholder" of the Borrower (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) at the time of payment or deemed payment, or by reason of such recipient not dealing at arm's length for the purposes of the Income Tax Act (Canada) with the Borrower or a "specified shareholder" of the Borrower at the time of payment or deemed payment (other than where the non-arm's length relationship arises, or where the recipient is a "specified shareholder" or does not deal at arm's length with a "specified shareholder", in connection with or as a result of the recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Security Interest under or received or enforced any rights under, this Agreement or any other Document); and

(d) Taxes that are directly attributable to the failure (other than as a result of a change in any Applicable Law) by any Lender or the Agent to deliver the documentation required to be delivered pursuant to Section 7.5(4).

"Executive Order" means the executive order No. 13224 of 23 September 2011, entitled "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism".

"Existing Credit Agreement" means the amended and restated credit agreement made as of May 1, 2024 between Obsidian Energy Ltd., as borrower, the persons party thereto as lenders, and Royal Bank of Canada as agent of such lenders.

"Expected Production" means, for any period of determination, expected production of proved, developed producing reserves of Petroleum Substances of the Borrower and its Subsidiaries, net of royalties, as described in the Borrower's most recent Engineering Report (as such Expected Production is updated from time to time by a board of director approved forecast, such forecast to be acceptable to the Majority of the Lenders, acting reasonably), as adjusted for acquisitions and Dispositions for such year.

"Extending Lender" has the meaning set out in Section 2.19(3).

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the Code.

"FCPA" means the Foreign Corrupt Practices Act of 1977 (United States), including any subordinate legislation thereunder.

"Federal Funds Rate" means, for any day, the rate of interest per annum equal to (a) the weighted average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve Board (or any successor thereof) arranged by

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Federal funds brokers on such day, as published on the next succeeding Banking Day by the Federal Reserve Bank of New York (or any successor thereto) or, (b) if such day is not a Banking Day, such weighted average for the immediately preceding Banking Day for which the same is published or, (c) if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the quotations for such day on such transactions received by the Agent (or the Operating Lender) from three Federal funds brokers of recognized standing selected by the Agent or the Operating Lender; provided that, if the Federal Funds Rate would be less than zero on any day, then such rate shall be deemed to be the Floor on such day.

"Federal Reserve Board" or "Federal" means the Board of Governors of the Federal Reserve Board of the United States of America or any successor thereof.

"Finance Lease" means, at any time:

(a) subject to subparagraph (b) below, any lease or other arrangement (whether entered into before or after the effective date of IFRS 16) providing for the right of the lessee (or the analogous person) thereunder to use property, real or personal, moveable or immovable (whether or not such lease or other arrangement is intended as security) and which would have been classified as a capital lease in accordance with GAAP as in effect prior to the effective date of IFRS 16; and

(b) on the giving of a written notice to the Agent that the Borrower no longer wishes to have subparagraph (a) apply (which notice shall be irrevocable), any lease or other arrangement providing for the right of the lessee (or the analogous person) thereunder to use property, real or personal, moveable or immovable (whether or not such lease or other arrangement is intended as security) where the obligations of the lessee (or such other analogous person) thereunder are required to be shown as a liability on the consolidated balance sheet of such lessee (or such other analogous person) in accordance with GAAP as in effect after the effective date of IFRS 16.

"Finance Lease Obligations" means, at any time with respect to any person and without duplication, the amount of the obligations under Finance Leases required to be shown as a liability on the consolidated balance sheet of such person in accordance with applicable GAAP (as specified in the definition of Finance Lease); provided that, unless otherwise expressly provided or the context otherwise requires, references herein to "Finance Lease Obligations" shall be and shall be deemed to be references to Finance Lease Obligations of the Borrower and its Subsidiaries.

"Financial Assistance" means, with respect to any person and without duplication, any loan, guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), indemnity, assurance, acceptance, extension of credit, loan purchase, share purchase, equity or capital contribution, investment or other form of direct or indirect financial assistance or support of any other person or any obligation (contingent or otherwise), in each case, primarily for the purpose of enabling another person to incur or pay any Debt or to comply with agreements relating thereto or otherwise to assure or protect creditors of such other person against loss in respect of the Debt of such other person, and includes any guarantee of or indemnity in respect of Debt of such other person and, in any event includes, any absolute or contingent obligation to (directly or indirectly):

(a) advance or supply funds for the payment or purchase of any Debt of any other person;

(b) purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any person to make payment of Debt or to assure the holder thereof against loss;

(c) guarantee, indemnify, hold harmless or otherwise become liable to any creditor of any other person from or against any losses, liabilities or damages in respect of Debt;

(d) make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof to such person for the primary purpose referred to above; or

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(e) make an advance, loan or other extension of credit to or to make any subscription for equity, equity or capital contribution, or investment in or to maintain the capital, working capital, solvency or general financial condition of another person, in each case, for the primary purpose referred to above.

The amount of any Financial Assistance is the amount of any loan or direct or indirect financial assistance or support, without duplication, given, or all Debt of the obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is limited to such determinable amount.

"Financial Instrument" means any Interest Hedging Agreement, Currency Hedging Agreement or Commodity Agreement.

"Financial Instrument Demand for Payment" means a demand made by a Lender or its Hedging Affiliate pursuant to a Lender Financial Instrument demanding payment of the Financial Instrument Obligations which are then due and payable relating thereto and shall include any notice under any agreement evidencing a Lender Financial Instrument which, when delivered, would require an early termination thereof and a payment by the Borrower or a Subsidiary thereof in settlement of obligations thereunder as a result of such early termination.

"Financial Instrument Obligations" means obligations arising under Financial Instruments entered into by the Borrower or a Subsidiary thereof to the extent of the net amount due or accruing due by the Borrower or such Subsidiary thereunder.

"Financing Lender" has the meaning set out in Section 2.22.

"Fixed Charge Event" has the meaning set out in Section 10.2.

"Floor" means 0.00% per annum.

"Former Lender" has the meaning set out in Section 10.10.

"Fundamental Transaction" has the meaning set out in Section 9.2(k).

"GAAP" means generally accepted accounting principles which are in effect from time to time in Canada including, for certainty, IFRS (but only to the extent IFRS is adopted by the CPA or any successor thereto as generally accepted accounting principles in Canada and, then, subject to such modifications thereto as are agreed by the CPA).

"Governmental Authority" means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof.

"Governmental Authorization" means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule or regulation of any Governmental Authority.

"Guarantee" means any guarantee, indemnity, undertaking to assume, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any person; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby, unless the Guarantee is limited to a determinable amount in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

"Guarantor" means a Material Subsidiary which has executed and delivered to the Agent the Security.

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"Hazardous Materials" means any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm, degradation or adverse effect to the environment or to human health or safety or property and includes, but is not limited to, any substance defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance, deleterious substance, dangerous good or other similarly designated harmful substance under any Environmental Law.

"Hedge Monetization" means the termination, restructuring or unwinding of any Financial Instrument (but, for certainty, excluding the termination thereof on the scheduled maturity date thereof) which:

(a) was in effect as of the date upon which the Borrowing Base was last determined or redetermined;

(b) any one or more of the Lenders had attributed lending value thereto; and

(c) has resulted in payments to the Borrower or a Subsidiary pursuant thereto.

"Hedging Affiliate" means any Affiliate of a Lender which enters into a Financial Instrument; provided that, for certainty, Hedging Affiliate: (a) includes any person who was an Affiliate of the Lender at the time such Financial Instrument was entered into; and (b) does not include any person who becomes a counterparty in the place and stead of such Affiliate by reason of the assignment or novation of such Financial Instrument unless such person is a Lender or an Affiliate of such Lender.

"IFRS" means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the "IASC Foundation"), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.

"Indemnified Parties" means, collectively, the Agent and the Lenders (including the Operating Lender) and the Co-Lead Arrangers, including a receiver, receiver manager or similar person appointed under applicable law, and their respective shareholders, Affiliates, officers, directors, employees, advisors and agents and "Indemnified Party" means any one of the foregoing.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnified Third Party" has the meaning set out in Section 13.3.

"Independent Engineer" means, as of the date hereof, Sproule Associates Limited and includes such other firm or firms of independent engineers as may be selected from time to time by the Borrower and approved by the Majority of the Lenders (acting reasonably) in replacement thereof.

"Information" has the meaning set out in Section 15.1.

"Insolvency Event" means an Event of Default under Section 11.1(h), 11.1(i) or 11.1(j).

"Interest Hedging Agreement" means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Subsidiary thereof where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt).

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"Interest Payment Date" means:

(a) with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the last Banking Day of each calendar month; and

(b) with respect to each SOFR Loan and CORRA Loan, the last day of each applicable Interest Period and in addition, if such Interest Period has a duration of more than three months, the Banking Day occurring every three months after the first day of such Interest Period, provided that, in any case, the Maturity Date or, if applicable, any earlier date on which a Credit Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Loans then outstanding under such Credit Facility.

"Interest Period" means:

(a) in respect of each Canadian Prime Rate Loan and U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Loan to another type of Loan or for the repayment of such Loan;

(b) in respect of each SOFR Loan, a period of one (1), three (3) or six (6) months or such shorter Non-Standard Interest Period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), with respect to such SOFR Loan;

(c) in respect of each CORRA Loan, a period of one (1) or three (3) months or such shorter Non-Standard Interest Period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), with respect to such CORRA Loan; and

(d) with respect to each Letter of Credit, the period commencing on the date of issuance of such Letter of Credit and terminating on the last day such Letter of Credit is outstanding;

provided that in any case (i) the Interest Period shall commence on the date of a Drawdown or Rollover of, or a Conversion to, a Loan and, in the case of immediately successive Interest Periods, the last day of each Interest Period shall also be the first day of the next Interest Period whether with respect to the same or another Loan; (ii) the last day of each Interest Period shall be a Banking Day and, if the last day of an Interest Period selected by the Borrower is not a Banking Day, the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day immediately preceding the last day of the Interest Period selected by the Borrower; (iii) any Interest Period that begins on the last Banking Day of a calendar month (or on a day for which there is not a numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Banking Day of the relevant calendar month at the end of such Interest Period; (iv) no tenor that has been removed from this definition pursuant to Section 12.1(4) shall be available for specification in such Drawdown Notice, Rollover Notice or Conversion Notice; and (v) the last day of all Interest Periods for Loans outstanding under a given Credit Facility shall expire on or prior to the Maturity Date applicable thereto, subject, however, in the case of Letters of Credit, to the provisions of Section 6.2.

"Investment" means any one or more of the following: (a) any purchase or other acquisition of Equity Interests of any person; (b) any loan to any person; (c) any other extension of credit to any person, other than in the ordinary course of business; and (d) any capital contribution to any other person, all to the extent the same does not otherwise constitute Financial Assistance.

"Judgment Conversion Date" has the meaning set out in Section 13.4.

"Judgment Currency" has the meaning set out in Section 13.4.

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"Junior Debt Creditors" means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Junior Debt Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Junior Debt Financing Agreement.

"Junior Debt Financing Agreement" means any credit agreement, indenture or other principal financing document by and between the Borrower and the Junior Debt Creditors or any administrative or collateral agent or trustee in respect of Permitted Junior Debt, governing the terms and conditions of Permitted Junior Debt, as such agreement, indenture or other document may be amended, restated, supplemented or replaced from time to time as permitted hereunder and, if applicable, under a Second Lien Intercreditor Agreement.

"LCA" means the new liability management framework introduced by the Alberta Energy Regulator and which is contemplated to replace the existing Liability Management Rating, such liability management framework to include: (a) new eligibility requirements for acquiring and holding energy licenses and approvals, as contemplated by Directive 067 issued by the Alberta Energy Regulator in April 2023; and (b) a new licensee life-cycle management program to access capabilities of licensees to meet their regulatory and liability obligations across the energy development life cycle and which is based on a licensee capability assessment, as contemplated by Directive 088 issued by the Alberta Energy Regulator in February 2023 and in Manual 023 issued by the Alberta Energy Regulator in December 2023.

"Lender Distress Event" means, in respect of a given Lender, such Lender or its Lender Parent (a) is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guarantees or other support (including the nationalization or assumption of ownership or operating control by the Government of the United States, Canada or any other Governmental Authority) or (b) is otherwise adjudicated as, or determined to be, insolvent or bankrupt, in each case, by any Governmental Authority having regulatory authority over such Lender or Lender Parent or their respective assets; provided that, for certainty, a Lender Distress Event shall not have occurred solely by virtue of the ownership or acquisition of any equity interest in such Lender or its Lender Parent by any Governmental Authority so long as any such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within Canada or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

"Lender Financial Instrument" means a Financial Instrument entered into between a Lender or a Hedging Affiliate and the Borrower or a Subsidiary thereof.

"Lender Financial Instrument Obligations" means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Borrower and its Subsidiaries under, pursuant or relating to any and all Lender Financial Instruments.

"Lender Insolvency Event" means, in respect of a given Lender, such Lender or its Lender Parent:

(a) is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b) becomes insolvent, is deemed insolvent by applicable law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c) makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d) (i) institutes, or has instituted against it by a regulator, supervisor or any similar Governmental Authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such Governmental Authority takes control of such Lender's or Lender Parent's assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or (C) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Governmental Authority; or (ii) has instituted against it a

‑ 30 ‑

proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g) has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;

(h) causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to (g) above, inclusive; or

(i) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.

"Lender Parent" means any person that directly or indirectly controls a Lender and, for the purposes of this definition, "control" shall have the same meaning as set forth in the definition of "Affiliate" contained herein.

"Lenders' Counsel" means the firm of Blake, Cassels & Graydon LLP or such other firm of legal counsel as the Agent may from time to time designate.

"Letter of Credit" or "LC" means a letter of credit in form satisfactory to and issued by the Operating Lender under the Operating Facility acting at the request of and in accordance with the instructions of the Borrower, to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party.

"Liability Management Rating" means, subject to Section 1.9, for any Relevant Jurisdiction, the environmental liability management rating (or equivalent) governing upstream oil and gas wells, facilities, and pipelines for such jurisdiction, as determined in accordance with the rules and regulations of each applicable Relevant Jurisdiction and its Energy Regulator for the then relevant period (after adjusting the "deemed assets" (or the equivalent) to exclude any security deposits provided to the applicable Energy Regulator if such security deposits are so included by the applicable Energy Regulator in the determination thereof).

"LMR Adjustment Period" means the period of time during which the Liability Management Rating of the Borrower or any Subsidiary is less than 1.75:1.00 in any Relevant Jurisdiction.

"Loan" means a Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan, CORRA Loan or Letter of Credit outstanding hereunder.

"Lowest Borrowing Base Lender" has the meaning set forth in Section 2.23.

"Majority of the Lenders" means:

(a) when there are three or fewer Lenders, all of the Lenders; and

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(b) when there are four or more Lenders, those Lenders, the Commitments of which are, in the aggregate, at least 66⅔% of the Commitments of all Lenders hereunder.

"Mandatory Hedging" has the meaning set out in Section 9.1(bb)(i)(B).

"Material Acquisition" means an acquisition (whether in one transaction or in a series of related transactions and including an acquisition by way of an amalgamation) by the Borrower or any of its Subsidiaries of (a) assets or (b) Equity Interests in a person who becomes a Subsidiary of the Borrower, in each case, where the fair market value of the acquired assets and/or Equity Interests is in excess of 5% of the then applicable Borrowing Base (net of the amount of any related dispositions).

"Material Adverse Effect" means a material adverse effect on:

(a) the financial condition of the Borrower and its Subsidiaries on a consolidated basis and taken as a whole;

(b) the ability of the Borrower or any of its Subsidiaries to observe or perform its obligations under the Documents to which it is a party or the validity or enforceability of such Documents or any material provision thereof;

(c) the property, business, operations, liabilities or capitalization of the Borrower and its Subsidiaries on a consolidated basis and taken as a whole; or

(d) the Security, the priority thereof or any material right or remedy of the Agent or Lenders thereunder.

"Material Disposition" means a sale, transfer or other disposition (whether in one transaction or in a series of related transactions) by the Borrower or any of its Subsidiaries of (a) assets or (b) Equity Interests in a Subsidiary of the Borrower, in each case, where the fair market value of the assets and/or Equity Interests disposed is in excess of 5% of the then applicable Borrowing Base (net of the amount of any related acquisitions).

"Material Order" means any ARO Order, or series of ARO Orders related to the same assets, where the estimated cost of abandonment and/or reclamation is, individually, or in the aggregate, in excess of the Threshold Amount.

"Material Subsidiary" means any Subsidiary of the Borrower which:

(a) has consolidated assets equal to or greater than 5.0% of the Consolidated Assets;

(b) has Consolidated EBITDA attributable thereto equal to or greater than 5.0% of Consolidated EBITDA in the immediately preceding 12 months;

(c) owns or holds, directly or indirectly (whether through the ownership of or investments in other Subsidiaries or otherwise) any ownership interest in any reserves of Petroleum Substances which are included for purposes of the determination of the Borrowing Base;

(d) has guaranteed or otherwise become liable for any Debt other than the Secured Obligations; or

(e) to the extent it is not a Material Subsidiary pursuant to paragraphs (a), (b), (c) or (d) above, is from time to time designated by the Borrower as a Designated Material Subsidiary pursuant to Section 10.1.

"Maturity Date" means, (a) in respect of the Syndicated Facility and the Obligations owing under or pursuant to the Syndicated Facility, the Syndicated Facility Maturity Date, (b) in respect of the Operating Facility and the Obligations owing under or pursuant to the Operating Facility, the Operating Facility Maturity Date, and (c) in

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respect of the Term Loan Facility and the Obligations owing under or pursuant to the Term Loan Facility, the Term Loan Facility Maturity Date.

"Monthly Term Loan Facility Principal Repayment Amount" means the amount in Canadian Dollars, determined as of the last day of each calendar month, which is equal to:

(a) the then amount of undrawn availability on the Operating Facility and the Syndicated Facility; plus

(b) the sum of (i) the cash and Cash Equivalents in Canadian Dollars then held by the Borrower and its Subsidiaries, (ii) the Equivalent Amount of the cash and Cash Equivalents in U.S. Dollars then held by the Borrower and its Subsidiaries, and (iii) the equivalent amount in Canadian Dollars of the cash and Cash Equivalents then held by the Borrower and its Subsidiaries in any currency (other than Canadian Dollars and U.S. Dollars), in each case, excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts; less

(c) Cdn. $60,000,000.

"Moody's" means Moody's Investors Service, Inc. and any successors thereto.

"New Rules" has the meaning set out in Section 12.2(2).

"Non-Delivery Election" has the meaning set out in Section 9.1(e)(xi).

"Non-Extending Lender" has the meaning set out in Section 2.19(3).

"Non-Financial LCs" means Letters of Credit which are not "direct credit substitutes" within the meaning of the Capital Adequacy Requirements (or within the meaning of the analogous provisions of other Applicable Laws or other applicable guidelines), as determined by the Operating Lender, acting reasonably.

"Non-Standard Interest Period" means: (a) with respect to a SOFR Loan, an Interest Period which is for a term other than one, three or six months; and (b) with respect to a Term CORRA Loan, an Interest Period which is for a term other than one or three months.

"Notice of Non-Extension" has the meaning set out in Section 2.19(3).

"Obligations" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to the Lenders or the Agent under, pursuant or relating to the Documents or the Credit Facilities and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower under this Agreement.

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

"Officer's Certificate" means a certificate or notice (other than a Compliance Certificate) signed by any one of the chief executive officer, president, chief financial officer, a vice president, treasurer, assistant treasurer, controller, corporate secretary or assistant secretary of the Borrower or a Subsidiary thereof, as the case may be, (including, in the case of a partnership, trust or other person, a certificate or notice signed by such an officer of a general partner, managing partner, trustee, administrator or other similar person of or with respect to such partnership, trust or other person); provided, however, that Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices shall be executed on behalf of the Borrower by any one of the foregoing persons or such other persons as may from time to time be designated by written notice from the Borrower to the Agent or Operating Lender, as the case may be.

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"Operating Facility" means the credit facility in the maximum principal amount of Cdn.$25,000,000 or the Equivalent Amount thereof in United States Dollars to be made available to the Borrower by the Operating Lender in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

"Operating Facility Commitment" means the commitment by the Operating Lender under the Operating Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof in United States Dollars) set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the terms hereof.

"Operating Facility Extension Request" has the meaning set out in Section 2.20(1).

"Operating Facility Maturity Date" means the date which is the first anniversary of the Operating Facility Term Out Date.

"Operating Facility Notice of Non-Extension" has the meaning set out in Section 2.20(3).

"Operating Facility Term Out Date" means, in respect of the Obligations owing to the Operating Lender under the Operating Facility, May 31, 2025 or such later date to which the same may be extended in accordance with Section 2.20.

"Operating Lender" means the Lender having the Operating Facility Commitment, being Royal Bank of Canada on the date hereof.

"Operating Lender's Account" means the following accounts maintained by the Operating Lender to which payments and transfers in respect of the Operating Facility under this Agreement are to be effected:

(a) for Canadian Dollars:

[Redacted – Confidential Account Information]

(b) for United States Dollars:

[Redacted – Confidential Account Information]

or such other account or accounts as the Operating Lender may from time to time designate by written notice to the Borrower.

"Order" has the meaning set out in Section 6.7(5).

"OSFI" means the Office of the Superintendent of Financial Institutions Canada (or any successor thereto).

"Outstanding Principal" means, at any time, the aggregate of (a) the principal amount of all outstanding Canadian Prime Rate Loans and CORRA Loans, (b) the Equivalent Amount in Canadian Dollars of the principal amount of all outstanding U.S. Base Rate Loans and SOFR Loans, (c) the maximum amount available to be drawn under all outstanding Letters of Credit denominated in Canadian Dollars, and (d) the Equivalent Amount in Canadian Dollars of the maximum amount available to be drawn under all outstanding Letters of Credit denominated in United States Dollars.

"Overdraft Loans" has the meaning set out in Section 2.2.

"P&NG Leases" means, collectively, any and all documents of title including leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farm-out, farm-in, royalty, purchase or other agreements by virtue of which the Borrower or any Subsidiary thereof is entitled to explore for, drill for, recover, take or produce Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or any Subsidiary thereof (as applicable), or to share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits or other interests out of, referable to or payable in

‑ 34 ‑

respect of Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or any Subsidiary thereof (as applicable), and the rights of the Borrower or a Subsidiary thereof (as applicable) thereunder.

"P&NG Rights" means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", of the Borrower and its Subsidiaries in and to any of the following, by whatever name the same are known:

(a) rights to explore for, drill for and produce, take, save or market Petroleum Substances;

(b) rights to a share of the production of Petroleum Substances;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances;

(d) rights to acquire any of the rights described in subparagraphs (a) through (c) of this definition;

(e) interests in any rights described in subparagraphs (a) through (d) of this definition; and

(f) all extensions, renewals, replacements or amendments of or to the foregoing items described in subparagraphs (a) through (e) of this definition,

and including interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests and fractional or undivided interests in any of the foregoing and freehold, leasehold or other interests.

"Payment Recipient" has the meaning set out in Section 14.16(1).

"Pension Plan" means any retirement or pension benefit plan that is established by a person for the benefit of its employees that requires such person to make periodic payments or contributions.

"Permitted Contest" means action taken by or on behalf of the Borrower or a Subsidiary thereof in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Security Interest, provided that:

(a) the person to which the Tax, claim or Security Interest being contested is relevant (and, in the case of a Subsidiary of the Borrower, the Borrower on a consolidated basis) has established reasonable reserves therefor if and to the extent required by GAAP;

(b) proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect; and

(c) proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property, assets and undertaking of the Borrower and its Subsidiaries.

"Permitted Debt" means the following:

(a) the Obligations;

(b) Debt consisting of Cash Management Obligations to the extent they constitute "Debt";

(c) any Debt owing by a Subsidiary to the Borrower, by a Subsidiary to a Material Subsidiary and by the Borrower to a Material Subsidiary;

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(d) any Permitted Junior Debt;

(e) Debt arising pursuant to indemnification, purchase price adjustment or similar provisions of agreements entered into by the Borrower or any Subsidiary in connection with acquisitions, Investments or Dispositions permitted hereunder, or pursuant to guarantees, letters of credit, surety bonds or performance bonds provided to secure performance of the Borrower or any Subsidiary pursuant to such agreements; provided that, for certainty, in no event shall such Debt include any Debt specified in subparagraph (a) to (i), inclusive, of the definition thereof;

(f) Debt consisting of Financial Assistance permitted under Section 9.2(m); and

(g) (i) Purchase Money Obligations of the Borrower or any Subsidiary, (ii) Finance Lease Obligations and (iii) Debt (including, for certainty, indebtedness and obligations arising from Sale-Leasebacks) which is not otherwise Permitted Debt, provided that the aggregate principal outstanding amount of such Debt set forth in the foregoing clauses (i) to (iii), inclusive, of this subparagraph (g), does not, at any time, exceed the Threshold Amount.

"Permitted Disposition" means, in respect of the Borrower or a Subsidiary, any one or more of the following:

(a) a Disposition by any of them of P&NG Rights and P&NG Leases (and related tangibles) resulting from any pooling, unitization or farmout entered into in the ordinary course of business and in accordance with sound industry practice when, in its reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights or P&NG Leases;

(b) a Disposition by any of them of current production from P&NG Rights and P&NG Leases made in the ordinary course of business;

(c) a Disposition by any of them in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(d) a Disposition of assets (including Equity Interests or other ownership interests) by a Subsidiary of the Borrower to the Borrower, by a Subsidiary to a Material Subsidiary and by the Borrower to a Material Subsidiary;

(e) a Disposition by any of them of its interest in machinery, equipment or other tangible personal property for which Purchase Money Obligations or Finance Lease Obligations were incurred and which obligations are fully repaid concurrently with such Disposition; and

(f) to the extent constituting a Disposition, a Disposition of cash and Cash Equivalents to make a bona fide payment of indebtedness, liabilities or other obligations, in each case, not otherwise prohibited by the terms of this Agreement, provided that, the pro forma Liability Management Rating of the Borrower and each Subsidiary (which then has a Liability Management Rating) in each Relevant Jurisdiction, after giving effect to any such Permitted Disposition will not be less than the lesser of (i) 2.00:1.00 and (ii) the then current Liability Management Rating of the Borrower and each relevant Subsidiary in each Relevant Jurisdiction.

"Permitted Distribution" means:

(a) any Distribution by a Subsidiary to the Borrower, by a Subsidiary to a Guarantor and by the Borrower to a Guarantor;

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(b) any Distribution to the extent payable solely in common shares of the Borrower or wholly funded from the proceeds of a concurrent issuance of common shares of the Borrower; and

(c) Distributions which are not otherwise permitted pursuant to subparagraph (a) or (b) above; provided that, the aggregate amount of all such Distributions under this subparagraph (c) does not at any time exceed (x) during the period commencing on the Effective Date and ending on the Term Loan Facility Termination Date, the Threshold Amount, and (y) at any other time, Cdn.$[Redacted – Amount] in any fiscal year of the Borrower (including, for certainty, in the fiscal year in which the Term Loan Facility Termination Date occurs, the portion of such fiscal year prior to the Term Loan Facility Termination Date), in each case, on an aggregate basis and on the date of any such Distribution, the following additional conditions are satisfied:

(i) neither the Syndicated Facility nor the Operating Facility has reached its respective Term Out Date and there are then no Non-Extending Lenders;

(ii) no Default, Event of Default or Borrowing Base Shortfall is continuing or would exist after giving effect to such Distribution;

(iii) no event or circumstance has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect and the making of such Distribution would not have and would not reasonably be expected to have a Material Adverse Effect;

(iv) the most recent Officer's Certificate delivered pursuant to Section 9.1(e)(xi) hereof demonstrated that:

(A) the Consolidated Total Debt to EBITDA Ratio determined as at the last day of the immediately preceding fiscal quarter for which such Officer's Certificate was delivered; and

(B) the Consolidated Total Debt to EBITDA Ratios on a forecasted pro forma basis for the next twelve calendar months,

was, at the end of such fiscal quarter and for the next twelve calendar months, not greater than 1.00:1.00;

(v) the Borrower and its Material Subsidiaries shall have (A) unrestricted cash and Cash Equivalents (excluding therefrom any Excluded Deposits/Amounts and, for certainty, cash and Cash Equivalents that are designated or determined are required for another use, including, to fund capital expenditures (whether sustaining or otherwise)) and (B) undrawn availability under the Credit Facilities, which, in the aggregate, is not less than Cdn.$[Redacted – Amount] on a pro forma basis after giving effect to such Permitted Distribution; and

(vi) the Agent has not given written notice to the Borrower within 5 Banking Days of the delivery of the most recent Officer's Certificate delivered pursuant to Section 9.1(e)(xi) hereof that the forecasted pro forma Consolidated Total Debt to EBITDA Ratios on a forecasted pro forma basis for the next twelve calendar months set forth in such Officer's Certificate was not acceptable to the Majority of the Lenders, acting reasonably.

"Permitted Encumbrances" means, as at any particular time, any of the following Security Interests on the property or any part of the property of the Borrower or any Subsidiary thereof:

(a) liens for taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at such time by a Permitted Contest;

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(b) deemed liens and trusts arising by operation of law in connection with workers' compensation, employment insurance and other social security legislation, in each case, which secure obligations not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at such time by a Permitted Contest;

(c) liens under or pursuant to any judgment rendered, or claim filed, against the Borrower or a Subsidiary thereof, which the Borrower or such Subsidiary (as applicable) shall be contesting at such time by a Permitted Contest;

(d) undetermined or inchoate liens and charges incidental to construction, maintenance or current operations (including carriers', warehousemen's materialmen's, builders', repairmen's and mechanic's liens) which have not at such time been registered or filed pursuant to applicable law against the Borrower or a Subsidiary thereof or the subject property or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at such time by a Permitted Contest;

(e) liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of P&NG Rights and related production or processing facilities in which such person has an interest or the transmission of Petroleum Substances as security in favour of any other person conducting or participating in the exploration, development, operation, production, processing or transmission of the property to which such liens relate, for the Borrower's or any Subsidiary's portion of the costs and expenses of such exploration, development, operation, production, processing or transmission, provided that such costs or expenses are not due or delinquent or, if due or delinquent, the validity of which is being contested at such time by a Permitted Contest;

(f) liens for penalties arising under non-participation or independent operations provisions of operating or similar agreements in respect of the Borrower's or any Subsidiary's P&NG Rights, provided that such liens do not materially detract from the value of any material part of the property of the Borrower and its Subsidiaries, taken as a whole;

(g) any right of first refusal or other preferential rights of purchase in favour of any person granted in the ordinary course of business with respect to all or any of the P&NG Rights of the Borrower or any Subsidiary thereof;

(h) easements, rights of way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas, oil, CO2 and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which individually or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Borrower and its Subsidiaries, taken as a whole;

(i) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit or by any Applicable Laws, to terminate any such lease, license, franchise, grant or permit or to require payment of rent or other periodic payments as a condition of the continuance thereof;

(j) rights of general application reserved to or vested in any Governmental Authority to levy taxes on any of the assets or the income therefrom, or to limit, control or regulate any of the assets, or operations pertaining thereto, in any manner;

(k) security given by the Borrower or a Subsidiary thereof to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Borrower or such Subsidiary (as applicable), all

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in the ordinary course of its business which individually or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of the Borrower and its Subsidiaries, taken as a whole;

(l) the reservation in any original grants from the Crown or lessor of any land or interests therein and statutory exceptions and reservations to title;

(m) any encumbrance or agreement relating to pooling or a plan of unitization affecting the property of the Borrower or a Subsidiary thereof, or any part thereof;

(n) royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under P&NG Leases in which the Borrower or a Subsidiary thereof have any interest;

(o) Security Interests in favour of the Lenders, the Agent on behalf of the Lenders, Cash Managers and Hedging Affiliates or the Operating Lender as expressly contemplated by this Agreement;

(p) the Security;

(q) Security Interests securing obligations under, pursuant or relating to Permitted Junior Debt; provided, in each case, such Security Interests are then subject to a Second Lien Intercreditor Agreement;

(r) any lease which is not a Finance Lease; provided that the same is not a Sale-Leaseback;

(s) bankers' liens, rights of set-off and other similar liens existing solely with respect to cash and Approved Securities on deposit in one or more accounts maintained by the Borrower or any of its Subsidiaries, in each case, granted in the ordinary course of business in favour of the Lender or Lenders with which such accounts are maintained, securing amounts owing to such Lender with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements;

(t) to the extent constituting Security Interests, Financial Assistance permitted under this Agreement;

(u) landlords' liens or any other rights of distress reserved in or exercisable under any lease of real property for rent and for compliance with the terms of such lease; provided that such lien does not attach generally to all or substantially all of the undertaking, assets and property of the Borrower or any Subsidiary;

(v) deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money) or (ii) leases of real property (other than P&NG Leases) entered into in the ordinary course of business, in each case, to which the Borrower or a Subsidiary is a party;

(w) Security Interests resulting from the deposit of cash or Approved Securities as security when the Borrower or a Subsidiary is required to do so by a Governmental Authority or by normal business practice in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same (including, for certainty, the deposit of cash in favour of an Energy Regulator to secure ARO Liabilities as may be required by such Energy Regulator from time to time), or to secure workers' compensation, surety or appeal bonds or to secure costs of litigation when required by Applicable Law;

(x) minor defects of title which, individually and in the aggregate, do not materially affect the right of ownership of the Borrower or its Subsidiary in the P&NG Rights or the right of the Borrower or its Subsidiary to utilize the P&NG Rights to conduct its business;

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(y) deposits or pledges of Cash Equivalents pursuant to the exercise of the legal defeasance option, the covenant defeasance option or other options for satisfaction or deemed satisfaction of Permitted Junior Debt in respect of the repayment of such Permitted Junior Debt pursuant to the express terms set forth in the Junior Debt Financing Agreement giving effect to such Permitted Junior Debt and, provided that, the repayment of such Permitted Junior Debt is not prohibited by this Agreement and the giving effect to such repayment would not result in a Default or Event of Default;

(z) Security Interests:

(i) securing Finance Lease Obligations, provided that such Security Interests shall attach only to the property subject to the lease giving rise to such Finance Lease Obligations (plus improvements or accessions thereto or proceeds thereof) and provided further that such Finance Lease Obligations are Permitted Debt;

(ii) securing a Purchase Money Obligation, provided that such Security Interests shall attach only to the property acquired in connection with which such Purchase Money Obligation was incurred (plus improvements or accessions thereto or proceeds thereof) and provided further that such Purchase Money Obligation is Permitted Debt; and

(iii) which are not otherwise Permitted Encumbrances, provided that such Security Interests do not attach generally to all or substantially all of the undertaking, assets and property of the Borrower or any Subsidiary thereof (such as a Security Interest in the nature of a floating charge on all or substantially all of the undertaking, assets and property of a person), provided that the aggregate principal amount of obligations secured by the foregoing does not at any time exceed the Threshold Amount; and

(aa) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding subparagraphs (a) to (z) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased, provided that nothing in this definition shall in and of itself cause the Obligations hereunder to be subordinated in priority of payment to any such Permitted Encumbrance or cause any Security Interests in favour of the Lenders or the Agent on behalf of the Lenders to rank subordinate to any such Permitted Encumbrance.

"Permitted Hedging" means Lender Financial Instruments:

(a) which are entered into in the ordinary course of business and for hedging purposes and not for speculative purposes (determined, where relevant, by reference to GAAP); for certainty, Interest Hedging Agreements having as a subject matter principal amounts (either individually or in the aggregate, but determined on a net basis taking into account transactions or agreements entered into to reverse the position or limit the exposure under an existing Interest Hedging Agreement) greater than the aggregate liability of the Borrower and its Subsidiaries for borrowed money shall be deemed to be for speculative purposes;

(b) which have a term of 3 years or less (or in the case of Interest Hedging Agreements and Currency Hedging Agreements related to the 2022 Notes, a term up to the term of the 2022 Notes) (for certainty, for all purposes relating hereto and to the other Documents, (i) the term of any Financial Instrument shall commence on the date that the Financial Instrument in question is entered into notwithstanding the fact that the effective date of such Financial Instrument, or other date from

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which payments or deliveries are to be made or determined thereunder, is subsequent to the date such Financial Instrument is entered into and (ii) without limiting the foregoing, and in addition thereto, the term of a swap transaction or other transaction entered into pursuant to or governed by a Master Agreement published by the International Swaps and Derivatives Association, Inc. (including by International Swap Dealers Association, Inc.) or any successor thereto shall commence on the trade date thereof); and

(c) which, taken in the aggregate with other outstanding Financial Instruments and as determined at the time such Financial Instrument is entered into, shall not result in the Borrower and its Subsidiaries having entered into:

(i) Currency Hedging Agreements or Interest Hedging Agreements in excess of 75% of the underlying exposure of the Borrower and its Subsidiaries to the risk hedged or sought to be hedged by such Financial Instruments; or

(ii) Commodity Agreements where the aggregate daily quantity of Petroleum Substances which are the subject matter thereof, at the time such Commodity Agreements are entered into, exceeds:

(A) 75% of the Borrower's and its Subsidiaries aggregate average daily Expected Production (net of royalties) of Petroleum Substances for the twenty-four (24) calendar months following the month in which any such Commodity Agreements are entered into; and

(B) 50% of the Borrower's and its Subsidiaries aggregate average daily Expected Production (net of royalties) of Petroleum Substances for the twenty-fifth (25) through to and including the thirty-sixth (36) calendar month following the month in which any such Commodity Agreements are entered into.

"Permitted Investments" means:

(a) Investments by the Borrower or a Wholly-Owned Subsidiary in or to the Borrower or another Wholly-Owned Subsidiary; and

(b) any other Investments if (i) such Investments are in or relating to (A) P&NG Rights (including any related P&NG Leases, related facilities, infrastructure and other tangibles relating to any of the foregoing) which are located in the Western Canadian Sedimentary Basin, (B) facilities, infrastructure and other tangibles relating to then existing P&NG Rights of the Borrower and the Material Subsidiaries (including any related P&NG Leases, related facilities, infrastructure and other tangibles relating to any of the foregoing), or (C) any person whose property, assets or undertakings are principally located in the Provinces of Alberta, British Columbia or Saskatchewan and whose business is the exploration, development and production of Petroleum Substances from P&NG Rights located in the Western Canadian Sedimentary Basin; and (ii) the aggregate amount of the ARO Liabilities in respect of all inactive (non-producing), suspended or abandoned wells, facilities and pipelines associated with such Investments, together with the aggregate amount of all ARO Liabilities in respect of all inactive (non-producing), suspended or abandoned wells, facilities and pipelines acquired pursuant to other Investments made since the last determination or redetermination of the Borrowing Base, is less than the Threshold Amount.

"Permitted Junior Debt" means all Debt created, incurred or issued by the Borrower and which is owing to the Junior Debt Creditors pursuant to the terms of a Junior Debt Financing Agreement, which Debt complies with all of the following criteria:

(a) the aggregate principal amount of all such Debt at any one time outstanding shall not exceed Cdn.$225,000,000 (or the Equivalent Amount thereof in United States Dollars or the Equivalent Amount thereof in any other currency) (to be determined using the exchange rate in effect on the date of incurrence of such Debt);

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(b) such Debt shall either be unsecured or secured by Security Interests ranking as a second lien behind the Security Interests created by the Security; provided that, such second lien Security Interests are subject to a Second Lien Intercreditor Agreement;

(c) such Debt shall have an initial final maturity in respect of repayment of principal later than the date which is six months after the end of the then current earliest Maturity Date in effect at the time such Permitted Junior Debt is created, incurred, assumed or guaranteed;

(d) no scheduled cash principal payments thereunder prior to the date which is six months after the then latest Maturity Date in effect at the time such Permitted Junior Debt is created, incurred, assumed or guaranteed;

(e) no Default, Event of Default or Borrowing Base Shortfall is continuing at the time of creation, incurrence or issuance of such Debt or would exist immediately thereafter;

(f) no mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Obligations, Cash Management Obligations and Lender Financial Instrument Obligations prior thereto; provided that, the terms of the 2022 Note Indenture (as in effect as of July 27, 2022) may provide for the 2022 Notes Cash Sweep;

(g) no cross-default to other Debt (as opposed to a cross-acceleration thereto or a payment default on maturity) or any maintenance financial tests (as opposed to an incurrence test);

(h) prior to the incurrence of such Debt, the Lenders have confirmed or redetermined the Borrowing Base in accordance with Section 2.23 taking into account such Debt and the use of the proceeds thereof; and

(i) such Permitted Junior Debt shall otherwise be on customary terms and conditions for the "high yield" market, "second lien" market or "institutional term loan" market, as applicable, and, in any event, which are satisfactory to the Agent, acting reasonably, and, for certainty, includes the 2022 Notes.

"Permitted Prepayment" means the 2022 Notes Cash Sweep and any optional principal payment, repurchase, redemption or other retirement of principal amounts in respect of Permitted Junior Debt (including, for certainty, the 2022 Notes); provided that, at the time of any such 2022 Notes Cash Sweep or any other payment, repurchase, redemption or other retirement, and on a pro forma basis after giving effect thereto:

(a) neither the Syndicated Facility nor the Operating Facility has reached its respective Term Out Date and there are then no Non-Extending Lenders;

(b) no Default, Event of Default or Borrowing Base Shortfall is continuing or would exist after giving effect to any such 2022 Notes Cash Sweep or any other payment, repurchase, redemption or other retirement of such Permitted Junior Debt;

(c) no event or circumstance has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect and the making of any such 2022 Notes Cash Sweep or any other payment, repurchase, redemption or other retirement of such Permitted Junior Debt would not have and would not reasonably be expected to have a Material Adverse Effect;

(d) the most recent Officer's Certificate delivered pursuant to Section 9.1(e)(xi) hereof demonstrated that:

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(i) the Consolidated Total Debt to EBITDA Ratio determined as at the last day of the immediately preceding fiscal quarter for which such Officer's Certificate was delivered; and

(ii) the Consolidated Total Debt to EBITDA Ratios on a forecasted pro forma basis for the next twelve calendar months,

was, at the end of such fiscal quarter and for the next twelve calendar months, not greater than 1.50:1.00;

(e) the Borrower and its Material Subsidiaries shall have (A) unrestricted cash and Cash Equivalents (excluding therefrom any Excluded Deposits/Amounts and, for certainty, cash and Cash Equivalents that are designated or determined are required for another use, including, to fund capital expenditures (whether sustaining or otherwise)) and (B) undrawn availability under the Credit Facilities, which, in the aggregate, is not less than Cdn.$[Redacted – Amount] on a pro forma basis after giving effect to such Permitted Prepayment; and

(f) the Agent has not given written notice to the Borrower within 5 Banking Days of the delivery of the most recent Officer's Certificate delivered pursuant to Section 9.1(e)(xi) hereof that the forecasted pro forma Consolidated Total Debt to EBITDA Ratios on a forecasted pro forma basis for the next twelve calendar months set forth in such Officer's Certificate was not acceptable to the Majority of the Lenders, acting reasonably.

"Petroleum Substances" means any one or more of crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur, but excluding, for greater certainty, Emissions-Related Credits.

"Platform" has the meaning set out in Section 15.16.

"Prepaid Obligations" means "take or pay", forward sale, prepaid or similar liabilities of a person whereby such person is obligated to settle, at some future date, an obligation in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, the payment of money or otherwise, including the transfer of any Petroleum Substances, whether in place or when produced, for a period of time until, or of an amount such that, the lender or purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products or any interest in property of the character commonly referred to as a "production payment" and all such obligations for which such person is liable without having received and retained a payment therefor or having assumed such obligation; provided that, for certainty, "Prepaid Obligations" shall not include obligations for the transportation, processing or shipment of Petroleum Substances pursuant to agreements therefor entered into in the ordinary course of business.

"Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and any improvements or accessions thereto or proceeds thereof.

"QFC" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

"QFC Credit Support" has the meaning set out in Section 10.11(a).

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"Qualified ECP Guarantor" means, in respect of any Financial Instrument Obligation, as applicable, the Borrower or a Subsidiary (that provides a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) that has total assets exceeding U.S.$[Redacted – Amount] at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Financial Instrument Obligation or such other person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Quarter End" means March 31, June 30, September 30 and December 31 in each year.

"Rateable" and "Rateably" means, at any date of determination, the proportion that the Equivalent Amount in Canadian Dollars of the amount of the Obligations, Cash Management Obligations and Lender Financial Instrument Obligations of any Lender (including, for certainty, as a Cash Manager) and Hedging Affiliates thereof bears to the aggregate of the Equivalent Amount in Canadian Dollars of the Obligations, Cash Management Obligations and Lender Financial Instrument Obligations of all Lenders and Hedging Affiliates, as determined at the Adjustment Time.

"Rateable Portion", as regards any Lender, with regard to any amount of money, means:

(a) in respect of the Syndicated Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender's Syndicated Facility Commitment by (ii) the aggregate of all of the Lenders' Syndicated Facility Commitments;

(b) in respect of the Operating Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender's Operating Facility Commitment by (ii) the aggregate of all of the Lenders' Operating Facility Commitments; and

(c) in respect of the Term Loan Facility and Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender's Term Loan Facility Commitment by (ii) the aggregate of all of the Lenders' Term Loan Facility Commitments.

"Realization Proceeds" has the meaning set out in Section 11.7.

"Related Party" means any person which is any one or more of the following:

(a) an Affiliate of the Borrower or any Subsidiary thereof;

(b) a unitholder, shareholder or partner of the Borrower or any Subsidiary which, together with all Affiliates of such person, owns or controls, directly or indirectly, more than 10% of the Equity Interests (however designated) of the Borrower or any Subsidiary, or an Affiliate of any such unitholder, shareholder or partner;

(c) an officer, director or trustee of any of the foregoing; and

(d) a person which does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) with the Borrower and its Subsidiaries.

"Release" means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata.

"Relevant Governmental Body" means:

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(a) in respect of any SOFR Loan (or any Benchmark Replacement thereof), the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto; and

(b) in respect of any CORRA Loan (or any Benchmark Replacement thereof), the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

"Relevant Jurisdiction" means any jurisdiction in Canada in which (a) the Borrower or a Subsidiary directly owns P&NG Rights or P&NG Leases (or large facilities or other physical assets relevant to the determination of the Liability Management Rating) and (b) the aggregate ARO Liabilities of the Borrower and its Subsidiaries in such jurisdiction exceed the Threshold Amount.

"Repayment Notice" means a notice substantially in the form annexed hereto as Schedule F to be given to the Agent or the Operating Lender (as the case may be) by the Borrower pursuant hereto.

"Requested Lenders" has the meaning set out in Section 2.19(1).

"Required Permits" means all Governmental Authorizations which are necessary at any given time for the Borrower and each of its Material Subsidiaries to own and operate its property, assets, rights and interests or to carry on its business and affairs.

"Resolution Authority" means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Rollover" means:

(a) with respect to any SOFR Loan or CORRA Loan, the continuation of all or a portion of such Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto; and

(b) with respect to any Letter of Credit, the extension or replacement of such existing Letter of Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same, in each case, under the same Credit Facility under which the maturing Loan was made.

"Rollover Date" means the date of commencement of a new Interest Period applicable to a Loan and which shall be a Banking Day.

"Rollover Notice" means a notice substantially in the form annexed hereto as Schedule G to be given to the Agent or the Operating Lender (as the case may be) by the Borrower pursuant hereto.

"S&P" means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors.

"Sale-Leaseback" means an arrangement, transaction or series of arrangements or transactions under which title to any real property, tangible personal property or fixture is transferred by the Borrower or a Subsidiary thereof (a "transferor") to another person which leases or otherwise grants the right to use such property to the transferor (or nominee of the transferor) and, whether or not in connection therewith, the transferor also acquires a right or is subject to an obligation to acquire such property or a material portion thereof, and regardless of the accounting treatment of such arrangement, transaction or series of arrangements or transactions.

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"Sanctioned Person" means:

(a) a person that is designated under, listed on, or owned or controlled by a person designated under or listed on, or acting on behalf of a person designated under or listed on, any Sanctions List;

(b) a person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;

(c) a person that is otherwise a target of Sanctions ("target of Sanctions" signifying a person with whom a person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d) any other person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions.

"Sanctions" means the economic sanctions laws, regulations, orders, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), the Foreign Extraterritorial Measures Act (Canada), the Export and Import Permits Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 C.F.R., Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC.

"Sanctions Authority" means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty's Treasury of the United Kingdom; and "Sanctions Authorities" means all of the foregoing Sanctions Authorities, collectively.

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty's Treasury of the United Kingdom, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

"Second Lien Intercreditor Agreement" means an intercreditor agreement to be entered into among the Borrower, the Guarantors, the holders of Permitted Junior Debt (or their representative(s)), and the Agent on behalf of itself, the Lenders, the Cash Managers and the Hedging Affiliates, as such intercreditor agreement may be amended, restated, supplemented or replaced from time to time in accordance with its terms, which intercreditor agreement shall be in form and substance satisfactory to the Agent and all of the Lenders (each acting reasonably).

"Secured Documents" means, collectively, the Documents, the Lender Financial Instruments and the Cash Management Documents.

"Secured Obligations" means, collectively, the Obligations, the Cash Management Obligations, the Lender Financial Instrument Obligations and the Erroneous Payment Subrogation Rights.

"Secured Parties" means, collectively, the Agent, the Lenders, the Cash Managers and the Hedging Affiliates and "Secured Party" means any one of them.

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"Security" means, collectively, the guarantees, debentures, debenture pledge agreements, pledge agreements, assignments and other security agreements executed and delivered, or required to be executed and delivered, by the Borrower and the Material Subsidiaries under and pursuant to this Agreement and shall include, in respect of the Borrower, the guarantee, the floating charge demand debenture, the debenture pledge agreement and the general security agreement substantially in the forms of Schedules H-1, H-2, H-3 and H-4, respectively, annexed hereto with such amendments, modifications and insertions as may be required by the Agent, acting reasonably, and, in respect of each Material Subsidiary, a guarantee, a floating charge demand debenture, a debenture pledge agreement and a general security agreement substantially in the forms of Schedules H-5, H-6, H-7 and H-8, respectively, annexed hereto with such amendments, modifications and insertions as may be required by the Agent, acting reasonably.

"Security Interest" means mortgages, charges, pledges, hypothecs, assignments by way of security, conditional sales or other title retention arrangements, security created under the Bank Act (Canada), liens, encumbrances, security interests or other interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event:

(a) deposits or transfers of cash, marketable securities or other financial assets under any agreement or arrangement whereby such cash, securities or assets may be withdrawn, returned or transferred only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor;

(b) (i) rights of set-off or (ii) any other right of or arrangement of any kind with any creditor, which in either case are made, created or entered into, as the case may be, for the purpose of or having the effect (directly or indirectly) of (A) securing Debt, (B) preferring some holders of Debt over other holders of Debt or (C) having the claims of any creditor be satisfied in priority to the claims of other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired (other than, with respect to (C) only, rights of set-off granted or arising in the ordinary course of business);

(c) the rights of lessors under Finance Leases and any other lease financing; and

(d) absolute assignments of accounts receivable, except for absolute assignments of accounts receivable made in conjunction with a sale of related P&NG Rights which is permitted by the provisions hereof.

"SOFR" means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Interpolated Rate" means, for any SOFR Loan for a Non-Standard Interest Period, the rate per annum determined by, in the case of the Syndicated Facility, the Agent, or, in the case of the Operating Facility, the Operating Lender (as the case may be) (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term SOFR for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that is shorter than the Non-Standard Interest Period of such SOFR Loan and (b) Adjusted Term SOFR for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that exceeds the Non-Standard Interest Period of such SOFR Loan, in each case, at such time; provided that, when determining the SOFR Interpolated Rate for a Non-Standard Interest Period which is less than one month, the SOFR Interpolated Rate shall be deemed to be Adjusted Term SOFR for an Interest Period of one-month's duration.

"SOFR Loan" means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to Adjusted Term SOFR (including a Rollover thereof), other than pursuant to subparagraph (c) of the definition of "U.S. Base Rate".

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"Subsidiary" means, with respect to any person ("X"):

(a) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b) any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires, references herein or in any other Document to "Subsidiary" or "Subsidiaries" shall be and shall be deemed to be references to a Subsidiary or Subsidiaries of the Borrower.

"Successor" has the meaning set out in Section 9.2(k).

"Successor Agent" has the meaning set out in Section 14.10.

"Supported QFC" has the meaning set out in Section 10.11(a)

"Syndicated Facility" means the credit facility in the maximum principal amount of Cdn.$235,000,000 or the Equivalent Amount thereof in United States Dollars to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

"Syndicated Facility Commitment" means the commitment by each Lender under the Syndicated Facility to provide the amount of Canadian Dollars (or the Equivalent Amount thereof in United States Dollars) set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the provisions hereof.

"Syndicated Facility Extension Request" has the meaning set out in Section 2.19(1).

"Syndicated Facility Lenders" means, collectively, the Lenders which have a Syndicated Facility Commitment, and "Syndicated Facility Lender" means any one of them.

"Syndicated Facility Maturity Date" means, in respect of the Obligations owing to a given Lender under the Syndicated Facility, the date which is the first anniversary of the Syndicated Facility Term Out Date applicable to such Lender.

"Syndicated Facility Partial Extension" has the meaning set out in Section 2.19(6).

"Syndicated Facility Term Out Date" means May 31, 2025 or such later date to which the same may be extended from time to time with respect to a given Lender in accordance with Section 2.19.

"Syndicated Facility Term Period" means, for each Lender, the period commencing on its Syndicated Facility Term Out Date and ending on its Syndicated Facility Maturity Date.

"Takeover" has the meaning set out in Section 2.22(1).

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"Target" has the meaning set out in Section 2.22(1).

"Taxes" means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized, value added, capital, capital gains, alternative, franchise, net worth, branch transfer, land transfer, profits, withholding, payroll, employer health, excise, stamp, registration, court, documentary, real property and personal property taxes, intangible, mortgage, recording, filing, and any other taxes, customs or other duties, deductions, fees, compulsory loans or restrictions or conditions resulting in charges, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers' compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, territorial, municipal and foreign Governmental Authorities), and whether disputed or not, which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any, and "Tax" and "Taxation" shall be construed accordingly.

"Term CORRA" means, for any calculation with respect to a Term CORRA Loan or a Canadian Prime Rate Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Periodic Term CORRA Determination Day") that is two (2) Banking Days prior to the first (1st) day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first (1st) preceding Banking Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first (1st) preceding Banking Day is not more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day; provided, however, if the Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day, then Term CORRA will be the interest rate (expressed as a rate per annum on the basis of a year of 365 days) for a comparable tenor quoted by the Agent as of such Periodic Term CORRA Determination Day.

"Term CORRA Adjustment" means [Redacted – Percentage] per annum for an Available Tenor of one (1) month's duration or [Redacted – Percentage] per annum for an Available Tenor of three (3) months' duration.

"Term CORRA Administrator" means Candeal Benchmark Administration Services Inc., TSX Inc. (or any successor administrator of the Term CORRA Reference Rate selected by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) in its discretion, acting reasonably).

"Term CORRA Loan" means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to Adjusted Term CORRA (including a Rollover thereof), other than pursuant to subparagraph (b) of the definition of "Canadian Prime Rate".

"Term Loan Facility" means the credit facility in the maximum principal amount of the Term Loan Facility Maximum Amount to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

"Term Loan Facility Commitment" means the commitment by each Lender under the Term Loan Facility to provide the amount of Canadian Dollars set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the provisions hereof.

"Term Loan Facility Drawdown Date" means the date on which the Woodcote Transaction Drawdown is made by the Borrower pursuant to the provisions hereof which shall be a Banking Day and which shall occur prior to July 15, 2024.

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"Term Loan Facility Lenders" means the Lenders having the Term Loan Facility Commitment, being Royal Bank of Canada, Bank of Montreal and Canadian Western Bank on the date hereof.

"Term Loan Facility Maturity Date" means, in respect of the Obligations owing to a given Lender under the Term Loan Facility, the date which is the first anniversary of the Effective Date.

"Term Loan Facility Maximum Amount" means Cdn.$75,000,000.

"Term Loan Facility Termination Date" means the date on which the Outstanding Principal and all other Obligations under the Term Loan Facility have been repaid or paid, as the case may be, in full and the Term Loan Facility has been fully cancelled.

"Term CORRA Reference Rate" means the forward-looking term rate based on CORRA.

"Term Out Date" means either the Syndicated Facility Term Out Date or the Operating Facility Term Out Date, as the context requires.

"Term SOFR" means, for any calculation with respect to a SOFR Loan or a U.S. Base Rate Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the "Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided that: (a) if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day; (b) if such first preceding U.S. Government Securities Business Day is more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day, Section 12.1 will apply; and (c) if Term SOFR as so determined for any day shall be less than the Floor, such rate shall be deemed to be the Floor for such day.

"Term SOFR Adjustment" means, with respect to Term SOFR, [Redacted – Percentage] per annum for an Interest Period of one-month's duration, [Redacted – Percentage] per annum for an Interest Period of three-months' duration, and [Redacted – Percentage] per annum for an Interest Period of six-months' duration.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by, in the case of the Syndicated Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) in its discretion, acting reasonably).

"Term SOFR Determination Day" has the meaning assigned to it under the definition of "Term SOFR".

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Threshold Amount" means the greater of: (a) Cdn.$[Redacted – Amount]; and (b) [Redacted – Percentage] of the then applicable Borrowing Base, or in each case, the Equivalent Amount thereof in U.S. Dollars or the equivalent amount thereof in any other currency.

"Total Commitment" means, as at any relevant date of determination, an amount equal to the aggregate Commitments of all Lenders under the Credit Facilities.

"Total Non-Term Loan Facility Commitment" means, as at any relevant date of determination, an amount equal to the aggregate Commitments of all Lenders under the Credit Facilities (other than the Term Loan Facility).

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"UK Bribery Act" means the Bribery Act 2010 (United Kingdom), including any subordinate legislation thereunder.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"Uniform Customs for Letters of Credit" has the meaning set out in Section 6.7(7).

"Uniform Customs for Letters of Guarantee" has the meaning set out in Section 6.7(7).

"United States Dollars", "U.S. Dollars" or "U.S. $" each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

"U.S. Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the annual rate of interest announced from time to time by the Agent or the Operating Lender, as the case may be, as being its reference rate then in effect for determining interest rates on United States Dollar demand loans made by the Agent or the Operating Lender (as the case may be) in Canada in effect on such day, (b) the Federal Funds Rate in effect on such day plus 1.00% and (c) Adjusted Term SOFR for a one (1) month Interest Period in effect for such day plus 1.00%; provided that (i) if all such rates are equal or if such Federal Funds Rate and such Adjusted Term SOFR are unavailable for any reason on the date of determination, then, the "U.S. Base Rate" shall be the rate specified in (a) above and (ii) if the U.S. Base Rate as so determined above for any day shall be less than the Floor, such rate shall be deemed to be the Floor for such day.

"U.S. Base Rate Loan" means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any one of them) to the Borrower with respect to which the Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the U.S. Base Rate.

"U.S.C." means the U.S. Code (United States).

"U.S. Government Securities Business Day" means any day except for: (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"U.S. Special Resolution Regime" has the meaning set out in Section 10.11(a).

"Voting Securities" means:

(a) shares of any class of any corporation or other Equity Interests of any other person which carries voting rights to elect the board of directors (or other persons performing similar functions) under any circumstances; provided that, for purposes of this definition, Equity Interests which carry the right to so vote conditionally on the happening of an event (and do not carry any other right to so vote) shall not be considered Voting Securities until the occurrence of such event; and

(b) an interest in a general partnership, limited partnership, trust, limited liability company, joint venture or similar person which entitles the holder of such interest to receive a share of the profits, or on dissolution or partition, of the assets, of such person.

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"Wholly-Owned Subsidiary" means, with respect to any person ("X"):

(a) a corporation, all of the issued and outstanding shares in the capital of which are beneficially held by:

(i) X;

(ii) X and one or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X; or

(iii) two or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X;

(b) a corporation which is a Wholly-Owned Subsidiary of a corporation that is a Wholly-Owned Subsidiary of X;

(c) a partnership, all of the partners of which are X and/or Wholly-Owned Subsidiaries of X; or

(d) any person of which all of the income, capital, beneficial and ownership interests (however designated) are beneficially owned and controlled by X and/or Wholly-Owned Subsidiaries of X,

provided that unless otherwise expressly provided or the context otherwise requires, references herein or in any other Document to "Wholly-Owned Subsidiary" or "Wholly-Owned Subsidiaries" shall be and shall be deemed to be references to Wholly-Owned Subsidiaries of the Borrower.

"Woodcote Transaction" means the acquisition by the Borrower and Obsidian Energy Partnership of the Woodcote Transaction Assets pursuant to the terms of the Woodcote Transaction Agreement.

"Woodcote Transaction Assets" means, collectively, the "Assets" as defined in the Woodcote Transaction Agreement.

"Woodcote Transaction Agreement" means the asset purchase and sale agreement made as of May 28, 2024 between Woodcote Oil & Gas Inc., as vendor, and the Borrower and Obsidian Energy Partnership, as purchasers, as amended by an asset purchase and sale amending agreement made as of June 25, 2024.

"Woodcote Transaction Documents" means, collectively, the Woodcote Transaction Agreement and all other material documentation relating thereto.

"Woodcote Transaction Drawdown" has the meaning assigned to it under the definition of "Woodcote Transaction Drawdown Notice".

"Woodcote Transaction Drawdown Notice" means the Drawdown Notice of the Borrower requesting a Loan in an amount equal to or less than Cdn.$75,000,000 to be Advanced from the Term Loan Facility (in respect of the acquisition of the Woodcote Transaction Assets) on the Term Loan Facility Drawdown Date (the "Woodcote Transaction Drawdown"), the proceeds of which shall be available for the purposes set forth in Section 2.3(2) (that is, to, subject to the limitations set forth in Section 2.3 hereof, finance (directly or indirectly) the Woodcote Transaction, together with transaction costs and expenses related thereto on the Term Loan Facility Drawdown Date) and which, for certainty, shall include a direction to pay in respect of the application of the proceeds of such Woodcote Transaction Drawdown.

"Write-Down and Conversion Powers" means:

(a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA

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Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule; and

(b) with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Headings; Articles and Sections; Table of Contents

The division of this Agreement into Articles and Sections, the table of contents contained herein and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3 Number; persons; including; successors; in writing

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations, Governmental Authorities and corporations and vice versa and words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them. References herein to any person shall, unless the context otherwise requires, include such person's successors and permitted assigns. References herein to "in writing" or "written" includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile.

1.4 Accounting Principles

(1) Wherever in this Agreement reference is made to GAAP, such reference shall be deemed to be to the recommendations at the relevant time of the CPA, or any successor institute, applicable on a consolidated basis (unless otherwise expressly provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation or determination is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any other Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP applied on a consistent basis.

(2) If the Borrower, the Agent or the Lenders determine at any time that any amount required to be determined hereunder would be materially different if such amount were determined in accordance with:

(a) GAAP applied by the Borrower in respect of its financial statements on the date hereof ("Old GAAP"), rather than

(b) GAAP subsequently in effect and applied by the Borrower in respect of its financial statements and utilized for purposes of determining such amount,

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then written notice of such determination shall be delivered by the Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.

(3) If the Borrower adopts a change in an accounting policy in the preparation of its financial statements in order to conform to accounting recommendations, guidelines, or similar pronouncements, or legislative requirements, and such change would require disclosure thereof under Old GAAP, or could reasonably be expected to adversely affect (a) the rights of, or the protections afforded to, the Agent or the Lenders hereunder or (b) the position either of the Borrower or of the Agent or the Lenders hereunder, the Borrower shall so notify the Agent, describing the nature of the change and its effect on the current and immediately prior year's financial statements in accordance with Old GAAP and in detail sufficient for the Agent and the Lenders to make the determination required of them in the following sentence. If any of the Borrower, the Agent or the Lenders determine at any time that such change in accounting policy results in an adverse change either (i) in the rights of, or protections afforded to, the Agent or the Lenders intended to be derived, or provided for, hereunder or (ii) in the position either of the Borrower or of the Agent and the Lenders hereunder, written notice of such determination shall be delivered by the Borrower to the Agent, in the case of a determination by the Borrower, or by the Agent to the Borrower, in the case of a determination by the Agent or the Lenders.

(4) Upon the delivery of a written notice pursuant to Section 1.4(2) or Section 1.4(3), the Borrower and the Agent on behalf of the Lenders shall meet to consider the impact of such change in Old GAAP or such change in accounting policy, as the case may be, on the rights of, or protections afforded to, the Agent and the Lenders or on the position of the Borrower or of the Agent and the Lenders and shall in good faith negotiate to execute and deliver an amendment or amendments to this Agreement in order to preserve and protect the intended rights of, or protections afforded to, the Agent and the Lenders on the date hereof or the position of the Borrower or the Agent and the Lenders (as the case may be); provided that, until this Agreement has been amended in accordance with the foregoing, then for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower's prior accounting policy. For the purposes of this Section 1.4, the Borrower, the Lenders and the Agent acknowledge that the amendment or amendments to this Agreement are to provide substantially the same rights and protection to the Agent and the Lenders as is intended by this Agreement on the date hereof. If the Borrower and the Agent on behalf of the Lenders do not (for any reason whatsoever) mutually agree (in their respective sole discretions, without any obligation to so agree) on such amendment or amendments to this Agreement within 60 days following the date of delivery of such written notice, the Borrower shall either continue to provide financial statements in accordance with Old GAAP or provide all such financial information as is reasonably required (or requested by the Agent, acting reasonably) in order for any amount required to be determined hereunder to be determined in accordance with Old GAAP and/or the Borrower's prior accounting policy and, for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Borrower's prior accounting policy.

1.5 References to Agreements and Enactments

Reference herein to any agreement, instrument, licence or other document shall be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated in accordance with the provisions of this Agreement if and to the extent such provisions are applicable; and reference herein to any enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended from time to time and to any successor enactment.

1.6 Per Annum Calculations

Unless otherwise stated, wherever in this Agreement reference is made to a rate "per annum" or a similar expression is used, such rate is expressed on the basis of, and shall be calculated on the basis of a year of 365 days.

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1.7 Currency References in Determination of Consolidated Senior Debt to EBITDA Ratio, Consolidated Total Debt to EBITDA Ratio and Thresholds

For the purposes of determining the Consolidated Senior Debt to EBITDA Ratio, the Consolidated Total Debt to EBITDA Ratio or monetary threshold herein expressed in Canadian Dollars, any amounts denominated in United States Dollars shall be the Equivalent Amount thereof in Canadian Dollars for the purposes of determining such ratio or such threshold, unless the context otherwise requires.

1.8 Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	‑	Lenders and Commitments
Schedule B	‑	Assignment Agreement
Schedule C	‑	Compliance Certificate
Schedule D	‑	Conversion Notice
Schedule E	‑	Drawdown Notice
Schedule F	‑	Repayment Notice
Schedule G	‑	Rollover Notice
Schedules H-1 to H-8	‑	Security
Schedule I	‑	Borrower and Subsidiaries.

1.9 Changes in Liability Management Rating System

If as a result of any change in any applicable law, rule, policy, regulation, order or directive (or in the interpretation of any thereof):

(1) any applicable Energy Regulator ceases to use a Liability Management Rating as a means of determining whether a person is in compliance with such Energy Regulator's abandonment and reclamation rules, policies, regulations, orders or directives in any Relevant Jurisdiction;

(2) a material change occurs in the methodology used in calculating the Liability Management Rating in any Relevant Jurisdiction (including any changes in the factors used to calculate such rating which would have a material effect upon the calculation of such rating); or

(3) a material change is made to the minimum Liability Management Rating thresholds in any Relevant Jurisdiction which are used to determine whether any licenses or permits, as applicable, for wells, facilities, pipelines and other physical assets relevant to the determination of the Liability Management Rating can be issued or transferred or whether any security deposits will be required to be provided to the applicable Energy Regulator;

then, in any such case, at the written request of the Agent or the Majority of the Lenders to the Borrower or of the Borrower to the Agent and the Lenders, the Borrower and the Agent shall enter into good faith discussions with a view to determining a comparable rating system, calculation or threshold, as applicable, to amend or replace the concept or usage of Liability Management Rating as set forth herein, with the objective of having the respective positions of the Lenders and the Borrower after such change(s) conform as nearly as possible to their respective positions immediately prior to such change(s); provided, that until any such agreement is reached, the Liability Management Rating and all related calculations and thresholds hereunder shall continue to be calculated as if no such change had occurred to the extent that the Liability Management Rating and such related calculations and thresholds are reasonably capable of being calculated notwithstanding such change(s). For certainty: (a) it is hereby acknowledged that the Alberta Energy Regulator is in the process of replacing its existing licensee liability rating program which produces a Liability Management Rating with a new liability management framework based on the LCA; (b) until such time as the Liability Management Rating in Alberta is no longer applicable or otherwise no longer reasonably determinable by the Borrower (after consultation with the Agent), the representations and

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warranties, covenants and other provisions of this Agreement which relate to the Liability Management Rating in Alberta shall continue to be binding on and applicable to the Borrower and its Subsidiaries for all purposes hereof; and (c) once the Alberta Energy Regulator has fully transitioned from the Liability Management Rating to such new liability management framework based on the LCA the provisions of this Section 1.9 shall apply.

Upon the Borrower and the Agent agreeing on such a comparable rating system, calculation or threshold, as applicable, the Borrower and the Lenders shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The parties hereto agree that such amendment shall require the consent of the Majority of the Lenders, such consent not to be unreasonably withheld, notwithstanding anything to the contrary set out herein.

1.10 Interest Rates; Benchmark Notification

The interest rate on a Loan may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event in respect of any Benchmark, Section 12.1 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including Canadian Prime Rate, U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA Reference Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Daily Compounded CORRA) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Canadian Prime Rate, U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA Reference Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Daily Compounded CORRA or any other Benchmark (or any component thereof) prior to its discontinuance or unavailability or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its discretion, acting reasonably, to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.11 Amendment and Restatement

(1) On the Effective Date:

(a) the Existing Credit Agreement shall be and is hereby amended and restated in the form of this Agreement; and

(b) all Loans (as that term is defined in the Existing Credit Agreement) and other amounts outstanding under the Existing Credit Agreement prior to the Effective Date shall continue to be outstanding under the Syndicated Facility or Operating Facility, as applicable, under this Agreement and shall be deemed to be Loans and other Obligations owing by the Borrower to the Lenders under this Agreement.

(2) In order to give effect to the foregoing (including the revised Aggregate Individual Commitments contemplated hereby), the Lenders hereby agree to take all steps and actions and execute and deliver all

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agreements, instruments and other documents as may be required by the Agent to give effect to the foregoing (including, for certainty and as contemplated hereby, the revised Aggregate Individual Commitments of the Lenders and the addition of the Term Loan Facility).

(3) Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Existing Credit Agreement and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Agreement or any other Documents or any advance or provision of any Loan hereunder.

(4) Unless something in the subject matter or context is inconsistent therewith, references herein to the "date hereof" or similar expressions shall be and shall be deemed to be to the date of the execution and delivery hereof, being May 1, 2024.

Article 2
THE CREDIT FACILITIES

2.1 The Credit Facilities

Subject to the terms and conditions hereof, each of the Lenders shall make available to the Borrower such Lender's Rateable Portion of each Credit Facility. Subject to Section 2.17, the Outstanding Principal under a given Credit Facility shall not exceed the maximum principal amount of such Credit Facility.

2.2 Types of Availments; Overdraft Loans

(1) The Borrower may, in Canadian Dollars, make Drawdowns, Conversions and Rollovers under the Syndicated Facility and the Operating Facility of Canadian Prime Rate Loans and CORRA Loans and, in United States Dollars, make Drawdowns, Conversions and Rollovers under the Syndicated Facility and the Operating Facility of SOFR Loans and U.S. Base Rate Loans. In addition, the Borrower may make Drawdowns and Rollovers under the Operating Facility of Letters of Credit denominated in Canadian Dollars or United States Dollars. The Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Loans shall be drawn down and in which combinations or proportions.

(2) In addition to the foregoing, overdrafts arising from electronic funds transfers or clearance of cheques or drafts drawn on the Canadian Dollar accounts and United States Dollar accounts of the Borrower maintained with the Operating Lender, and designated by the Operating Lender for such purpose, shall be deemed to be outstanding as Canadian Prime Rate Loans and U.S. Base Rate Loans, respectively, under the Operating Facility (each, an "Overdraft Loan") and all references to Canadian Prime Rate Loans and U.S. Base Rate Loans (as applicable) shall include Overdraft Loans. For certainty, notwithstanding Section 2.6 or Section 2.14, no Drawdown Notice or Repayment Notice need be delivered by the Borrower in respect of Overdraft Loans and no Conversions of Overdraft Loans shall be permitted hereunder. Notwithstanding any other provision hereof to the contrary, no Overdraft Loans shall be available on or after the Operating Facility Term Out Date.

(3) The Borrower may, in Canadian Dollars, make the Woodcote Transaction Drawdown, or any subsequent Conversions and Rollovers, under the Term Loan Facility by way of Canadian Prime Rate Loans and CORRA Loans.

2.3 Purpose

(1) The Credit Facilities are being made available for the general corporate purposes of the Borrower, including the exploration, development, production, and acquisition of oil and natural gas reserves in Canada and the United States of America and, subject to Section 2.22, a Takeover; provided that, notwithstanding the foregoing the proceeds of the Credit Facilities shall not be used for: (a) any redemption, prepayment, repurchase, retirement, defeasance, purchase or other acquisition (for cancellation or otherwise) of all or any portion of any Permitted Junior Debt; or (b) for certainty, as security, collateral, a deposit or prepayment (whether directly or indirectly) for

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indebtedness, liabilities or other obligations (present or future) of the Borrower or a Subsidiary thereof to a counterparty (or any agent or trustee thereof) to any Financial Instrument (including any Commodity Agreement) entered into by the Borrower or a Subsidiary thereof.

(2) The Term Loan Facility is being made available to, subject to the limitations set forth in Section 2.3 hereof, finance (directly or indirectly) the Woodcote Transaction (including for greater certainty the repayment of any Drawdown made under the Credit Facilities (other than the Term Loan Facility) to finance the Woodcote Transaction), together with transaction costs and expenses related thereto on the Effective Date.

2.4 Availability and Nature of the Credit Facilities

(1) Subject to the terms and conditions hereof, the Borrower may make Drawdowns under the Syndicated Facility and the Operating Facility in respect of the Commitments of a given Lender prior to, and only prior to, the Term Out Date applicable thereto.

(2) Prior to the Syndicated Facility Term Out Date, the Syndicated Facility shall be a revolving credit facility; that is, the Borrower may increase or decrease Loans under the Syndicated Facility by making Drawdowns, repayments and further Drawdowns. Subject to Section 2.19, on the Syndicated Facility Term Out Date applicable to a Lender, the unutilized portion of such Lender's Syndicated Facility Commitment thereunder shall be cancelled and the Borrower shall not be entitled to make further Drawdowns in respect of such cancelled portion.

(3) Prior to the Operating Facility Term Out Date, the Operating Facility shall be a revolving credit facility; that is, the Borrower may increase or decrease Loans under the Operating Facility by making Drawdowns, repayments and further Drawdowns. Subject to Section 2.20, on the Operating Facility Term Out Date, the unutilized portion of the Operating Lender's Operating Facility Commitment thereunder shall be cancelled and the Borrower shall not be entitled to make further Drawdowns in respect of such cancelled portion.

(4) For certainty, except for the provision of Letters of Credit by the Operating Lender which are subject to being cash collateralized in accordance with Section 2.16(2), in no event shall a Lender be required to fund, participate in, or otherwise provide any portion of a Loan which has a maturity date or expiry date, or which has an Interest Period which will expire, after the Maturity Date applicable to such Lender. Except for the provision by the Operating Lender of Letters of Credit which are subject to being cash collateralized in accordance with Section 2.16(2), in no event shall the Borrower request, or be entitled to obtain, a Loan which has a maturity or expiry date, or which has an Interest Period which will expire after the earliest Maturity Date then applicable to a Lender.

(5) The Term Loan Facility shall be a non-revolving credit facility: that is, any repayment of any Loans under the Term Loan Facility that is not a Conversion or a Rollover shall result in a permanent reduction of the Term Loan Facility to the extent of such repayment and a corresponding reduction of the Term Loan Facility Commitments; and, for certainty, the Borrower shall not be entitled to make any Drawdown in respect of and to the extent of any such repayment. The Borrower shall only be entitled to make the Woodcote Transaction Drawdown of the Term Loan Facility on the Term Loan Facility Drawdown Date. On the Term Loan Facility Drawdown Date, any undrawn portion of the Term Loan Facility shall be cancelled.

2.5 Minimum Drawdowns

(1) Each Drawdown under the Syndicated Facility of the following types of Loans shall be in the following amounts indicated:

(a) CORRA Loans in minimum principal amounts of Cdn.$2,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000;

(b) SOFR Loans in minimum principal amounts of U.S.$2,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000;

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(c) Canadian Prime Rate Loans in minimum principal amounts of Cdn.$1,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(d) U.S. Base Rate Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

(2) Each Drawdown under the Operating Facility of the following types of Loans shall be in the following amounts indicated:

(a) CORRA Loans in minimum principal amounts of Cdn.$1,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(b) SOFR Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

(3) The Woodcote Transaction Drawdown of the Term Loan Facility of the following types of Loans shall be in the following amounts indicated:

(a) CORRA Loans in minimum aggregate amounts of Cdn.$2,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(b) Canadian Prime Rate Loans in minimum principal amounts of Cdn.$1,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000.

2.6 Notice Periods for Drawdowns, Conversions and Rollovers

(1) Subject to the provisions hereof, or in such shorter time as the Agent and all of the Lenders may otherwise agree, the Borrower may make a Drawdown, Conversion or Rollover under the Syndicated Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer's Certificate), with respect to a specified type of Loan to the Agent not later than:

(a) 10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;

(b) 10:00 a.m. (Calgary time) two Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of CORRA Loans; and

(c) 10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans.

(2) Subject to the provisions hereof (or in such shorter time as the Operating Lender may otherwise agree), the Borrower may make a Drawdown, Conversion or Rollover under the Operating Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer's Certificate), with respect to a specified type of Loan to the Operating Lender (with a copy to Agent) not later than:

(a) 10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;

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(b) 10:00 a.m. (Calgary time) two Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of CORRA Loans;

(c) 10:00 a.m. (Calgary time) on the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and

(d) 10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit.

(3) Subject to the provisions hereof, the Borrower may make the Woodcote Transaction Drawdown or any subsequent Conversion or Rollover under the Term Loan Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer's Certificate), with respect to a specified type of Loan to the Agent not later than:

(a) 10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of CORRA Rate Loans; and

(b) 10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans.

2.7 Conversion Option

Subject to the provisions of this Agreement and except for Letters of Credit, the Borrower may convert the whole or any part of any type of Loan under a Credit Facility into any other type of permitted Loan under the same Credit Facility by giving the Agent, or, in the case of the Operating Facility, the Operating Lender (with a copy to the Agent), a Conversion Notice in accordance herewith; provided that:

(a) Conversions of SOFR Loans and CORRA Loans may only be made on the last day of the Interest Period applicable thereto;

(b) the Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion (as set forth in Section 2.5);

(c) in respect of Conversions of a Loan denominated in one currency to a Loan denominated in another currency, the Borrower shall at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated; and

(d) a Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns.

2.8 Rollovers; Selection of Interest Periods

At or before 10:00 a.m. (Calgary time) three Banking Days prior to the expiration of each Interest Period of each SOFR Loan or CORRA Loan, as applicable, the Borrower shall, unless it has delivered a Conversion Notice pursuant to Section 2.7 and/or a Repayment Notice pursuant to Section 2.14 (together with a Rollover Notice if a portion only is to be converted or repaid; provided that a portion of a SOFR Loan or CORRA Loan, as applicable, may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of SOFR Loans or CORRA Loans, as applicable) with respect to the aggregate amount of such Loan, deliver a Rollover Notice to the Agent or the Operating Lender (as the case may be) selecting the next Interest Period applicable to the SOFR Loan or CORRA Loan, as applicable, which new Interest Period

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shall commence on and include the last day of such prior Interest Period. If the Borrower fails to deliver a Rollover Notice to the Agent or the Operating Lender (as the case may be) as provided in this Section, the Borrower shall be deemed to have given a Conversion Notice to the Agent or the Operating Lender (as the case may be) electing to convert (a) the entire amount of the maturing SOFR Loan into a U.S. Base Rate Loan or (b) the entire amount of a maturing CORRA Loan into a Canadian Prime Rate Loan, as applicable.

2.9 Rollovers and Conversions not Repayments

Any amount converted shall be a Loan of the type converted to upon such Conversion taking place, and any amount rolled over shall continue to be the same type of Loan under the same Credit Facility as before the Rollover, but such Conversion or Rollover (to the extent of the amount converted or rolled over) shall not of itself constitute a repayment or a fresh utilization of any part of the amount available under the relevant Credit Facility.

2.10 Agent's Obligations with Respect to Canadian Prime Rate Loans and CORRA Loans Under the Syndicated Facility and with Respect to U.S. Base Rate Loans and SOFR Loans Under the Syndicated Facility

Upon receipt of a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan or CORRA Loan under the Syndicated Facility or the Term Loan Facility or with respect to a U.S. Base Rate Loan or SOFR Loan under the Syndicated Facility, the Agent shall forthwith notify the relevant Lenders of the requested type of Loan, the proposed Drawdown Date, Rollover Date or Conversion Date, each Lender's Rateable Portion of such Loan and, if applicable, the account of the Agent to which each Lender's Rateable Portion is to be credited.

2.11 Lenders' and Agent's Obligations with Respect to Loans Under the Syndicated Facility and the Term Loan Facility

Each Lender shall, for same day value by no later than 10:00 a.m. (Calgary time) on the Drawdown Date specified by the Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan or a CORRA Loan under the Syndicated Facility or the Term Loan Facility or with respect to a U.S. Base Rate Loan or a SOFR Loan under the Syndicated Facility, credit the Agent's Account specified in the Agent's notice given under Section 2.10 with such Lender's Rateable Portion of each such requested Loan and for same day value on the same date the Agent shall pay to the Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.

2.12 Irrevocability

A Drawdown Notice, Rollover Notice, Conversion Notice or Repayment Notice given by the Borrower hereunder shall be irrevocable and, subject to any options the Lenders may have hereunder in regard thereto and the Borrower's rights hereunder in regard thereto, shall oblige the Borrower to take the action contemplated on the date specified therein.

2.13 Optional Cancellation or Reduction of Credit Facilities

The Borrower may, at any time, upon giving at least 3 Banking Days prior written notice to the Agent, cancel in full or, from time to time, permanently reduce in part the unutilized portion of the Syndicated Facility or the Operating Facility; provided, however, that: (a) any such reduction shall be in a minimum amount of Cdn.$2,000,000 and reductions in excess thereof shall be in integral multiples of Cdn.$500,000 (for certainty, such thresholds do not apply in the case of a reduction of the Term Loan Facility pursuant to Section 2.15(2) or Section 2.15(3) hereof); (b) if any such reduction does not result in a proportionate reduction of each of the Syndicated Facility and the Operating Facility, then the Commitments of each Lender under the Credit Facility that is not proportionately reduced shall be adjusted such that the Aggregate Non-Term Loan Facility Individual Commitment of each Lender will be in the same proportion as each Lender's Aggregate Non-Term Loan Facility Individual Commitment was to the Total Non-Term Loan Facility Commitment immediately prior to such reduction; and (c)

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to give effect to the foregoing, the Borrower shall execute and deliver such other notices, agreements and other documents as the Agent, acting reasonably, may request.

2.14 Optional Repayment of Credit Facilities

The Borrower may at any time and from time to time repay, without penalty, to the Agent for the account of the Lenders or to the Operating Lender (as the case may be) or, in the case of Letters of Credit return the same to the Operating Lender for cancellation or provide for the funding of, the whole or any part of any Loan owing by it together with accrued interest thereon to the date of such repayment provided that:

(a) the Borrower shall (subject to Section 2.2(2) in respect of Overdraft Loans) give a Repayment Notice (executed in accordance with the definition of Officer's Certificate) to the Agent or the Operating Lender (as the case may be) not later than:

(i) 10:00 a.m. (Calgary time) three Banking Days prior to the date of the proposed repayment, for SOFR Loans or CORRA Loans;

(ii) 10:00 a.m. (Calgary time) three Banking Days prior to the date of the proposed repayment, for Letters of Credit under the Operating Facility;

(iii) 10:00 a.m. (Calgary time) one Banking Day prior to the date of the proposed repayment, for Canadian Prime Rate Loans under the Syndicated Facility or the Term Loan Facility;

(iv) 10:00 a.m. (Calgary time) one Banking Day prior to the date of the proposed repayment, for U.S. Base Rate Loans under the Syndicated Facility; and

(v) 10:00 a.m. (Calgary time) on the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility;

(b) repayments pursuant to this Section may only be made on a Banking Day;

(c) subject to the following provisions and Section 2.16, each such repayment may only be made on the last day of the applicable Interest Period with regard to a SOFR Loan or CORRA Loan that is being repaid;

(d) unexpired Letters of Credit may only be prepaid by the return thereof to the Operating Lender for cancellation in accordance with the cancellation requirements of the Operating Lender or providing funding therefor in accordance with Section 2.16(2);

(e) except in the case of Letters of Credit and except in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, each such repayment shall be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid and (ii) the Outstanding Principal of all Loans outstanding under the relevant Credit Facility immediately prior to such repayment; any repayment in excess of such amount shall be in integral multiples of the amounts required pursuant to Section 2.5 for multiples in excess of the minimum amounts for Drawdowns; and

(f) except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the Operating Facility, the Borrower may not repay a portion only of an outstanding Loan unless the unpaid portion is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid.

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2.15 Mandatory Repayment of Credit Facilities and Mandatory Reduction of Term Loan Facility Commitments

(1) Subject to Section 11.2 and Article 7, the Borrower shall repay or pay, as the case may be, to the Operating Lender or to the Agent, on behalf of the Lenders, as applicable, all Loans and other Obligations outstanding under each Credit Facility on or before the Maturity Date applicable thereto.

(2) In addition to and without limiting the foregoing, until the Term Loan Facility Termination Date:

(a) by no later than the 5th Banking Day of each calendar month, the Borrower shall have delivered an Officer's Certificate to the Agent and the Lenders certifying the Monthly Term Loan Facility Principal Repayment Amount, together with particulars of each of the definitions and elements included in the determination of the Monthly Term Loan Facility Principal Repayment Amount; and

(b) by no later than the 7th Banking Day of each calendar month, the Borrower shall have repaid a principal amount of the Term Loan Facility in an amount equal the Monthly Term Loan Facility Principal Repayment Amount (together with all accrued and unpaid interest and fees on such Monthly Term Loan Facility Principal Repayment Amount through to and including the date so repaid), and, for certainty, immediately upon each such repayment, the outstanding Term Loan Facility Commitment shall automatically be reduced and be partially cancelled by the amount which is equal to such Monthly Term Loan Facility Principal Repayment Amount.

(3) The Borrower shall have, or shall have caused, the net proceeds of any Dispositions made by the Borrower or any Subsidiary (other than Permitted Dispositions) in excess of Cdn.$1,000,000 in aggregate to be applied to repay the principal amount of the Term Loan Facility by no later than the 5th Banking Day after the receipt of the net proceeds of any such Disposition, and, for certainty, immediately upon each such repayment, the outstanding Term Loan Facility Commitment shall automatically be reduced and be partially or fully cancelled, as the case may be, by the amount which is equal to the amount of such repayment.

(4) The Borrower shall comply with the provisions of Section 2.16 with respect to each repayment required pursuant to Section 2.15(2) or Section 2.15(3) and the provisions of Section 2.16 shall apply thereto, mutatis mutandis, including (for certainty) the obligation of the Borrower to make payments pursuant to Section 2.16(1) in respect of the repayment of any CORRA Loan under the Term Loan Facility on other than the last day of the applicable Interest Period. Each repayment of the Term Loan Facility pursuant to Section 2.15(2) or Section 2.15(3) shall reduce the Commitments of each of the Lenders under the Term Loan Facility pro rata in the same proportion that the amount of the reduction in the Term Loan Facility bears to the amount of the Term Loan Facility in effect immediately prior to such reduction.

2.16 Additional Repayment Terms

(1) If any SOFR Loan or CORRA Loan is repaid or converted on other than the last day of the applicable Interest Period, the Borrower shall, within three Banking Days after notice is given by the Agent or the Operating Lender, pay to the Agent for the account of such Lenders or the Operating Lender, as the case may be, all costs, losses, premiums and expenses incurred by such Lenders or the Operating Lender, as the case may be, by reason of the liquidation or re-deployment of deposits or other funds, or for any other reason whatsoever, resulting in each case from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the Borrower and the Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

(2) With respect to the funding of the repayment of unexpired Letters of Credit pursuant to Section 2.14(d) or otherwise hereunder, it is agreed that the Borrower shall provide for the funding in full of the repayment of unexpired Letters of Credit by paying to and depositing with the Operating Lender cash collateral for each such unexpired Letter of Credit equal to the maximum amount thereof, plus the fees payable pursuant to Section 6.6(1)

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through to the expiry of such Letter of Credit, in each case, in the respective currency which the relevant Letter of Credit is denominated; such cash collateral deposited by the Borrower shall be held by the Operating Lender in an interest bearing cash collateral account (including, in the sole discretion of the Operating Lender, in a guaranteed investment certificate account of the Operating Lender on terms specified by the Operating Lender) with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Operating Lender. Such cash collateral accounts shall be assigned to the Operating Lender as security for the obligations of the Borrower in relation to such Letters of Credit and the Security Interest of the Operating Lender thereby created in such cash collateral shall rank in priority to all other Security Interests and adverse claims against such cash collateral. Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder and the Operating Lender is hereby irrevocably directed by the Borrower to so apply any such cash collateral. Amounts held by the Operating Lender in such cash collateral accounts may not be withdrawn by the Borrower without the consent of all of the Lenders and the Operating Lender; however, interest on such deposited amounts shall be for the account of the Borrower and may be withdrawn by the Borrower so long as no Default or Event of Default is then continuing. If after expiry of the Letters of Credit for which such funds are held and application by the Operating Lender of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Letters of Credit being repaid, any excess remains, such excess shall be promptly paid by the Operating Lender to the Borrower so long as no Default or Event of Default is then continuing.

2.17 Currency Excess

(1) If the Agent, in the case of the Syndicated Facility, or the Operating Lender, in the case of the Operating Facility, shall determine that the aggregate Outstanding Principal of the outstanding Loans under such a given Credit Facility exceeds the maximum amount of such Credit Facility (the amount of such excess is herein called the "Currency Excess"), then, upon written request by the Agent or the Operating Lender (as the case may be) (which request shall detail the applicable Currency Excess), the Borrower shall repay an amount of Canadian Prime Rate Loans or U.S. Base Rate Loans under such Credit Facility within (a) if the Currency Excess exceeds 3.0% of the amount of such Credit Facility, 5 Banking Days, and (b) in all other cases, 30 days after receipt of such request, such that, except as otherwise contemplated in Section 2.17(2), the Equivalent Amount in Canadian Dollars of such repayments is, in the aggregate, at least equal to the Currency Excess.

(2) If, in respect of any Currency Excess, the repayments made by the Borrower have not completely removed such Currency Excess (the remainder thereof being herein called the "Currency Excess Deficiency"), the Borrower shall within the aforementioned 5 Banking Days or 30 days, as the case may be, after receipt of the aforementioned request of the Agent or the Operating Lender (as the case may be), place an amount equal to the Currency Excess Deficiency on deposit with the Agent or the Operating Lender (as the case may be) in an interest bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders or to the Operating Lender (as the case may be) by instrument satisfactory to the Agent and, if applicable, to be applied to maturing CORRA Loans or SOFR Loans, as applicable, (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application or held to provide for the funding of unexpired Letters of Credit in accordance with Section 2.16(2) which shall apply mutatis mutandis). The Borrower hereby grants to the Agent and the Operating Lender a fixed charge and specific security interest in such sums on deposit as security for such obligations. The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Loans or to satisfy obligations of the Borrower for such Letters of Credit as payments are made thereunder, as the case may be, as provided in the preceding sentence. Upon the Currency Excess Deficiency being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon shall be returned to the Borrower.

2.18 Hedging with Lenders and Hedging Affiliates

If a Lender or Hedging Affiliate enters into a Financial Instrument with the Borrower or a Subsidiary which such Lender or Hedging Affiliate (as the case may be) believes, acting reasonably, in good faith and without any actual notice or knowledge to the contrary, is Permitted Hedging, then each such Lender Financial Instrument and the Lender Financial Instrument Obligations under such Financial Instrument shall be secured by the Security equally and rateably with the Obligations, the other Lender Financial Instrument Obligations and the Cash

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Management Obligations, regardless of whether the Borrower or such Subsidiary has complied herewith (but, for certainty, without in any manner lessening or relieving the Borrower or such Subsidiary from its obligation to comply therewith).

2.19 Extension of Syndicated Facility Term Out Date

(1) In this Section:

"Requested Lenders" means those Lenders which are not then Non-Extending Lenders.

"Syndicated Facility Extension Request" means a written request by the Borrower to the Requested Lenders to extend the Syndicated Facility Term Out Date applicable to such Lenders up to 364 days, which request shall include an Officer's Certificate certifying that no Default or Event of Default has occurred and is continuing.

(2) The Borrower may, once in each calendar year, by delivering to the Agent an executed Syndicated Facility Extension Request, request the Requested Lenders to extend the Syndicated Facility Term Out Date applicable to such Lenders by up to 364 days; provided that such request may not be made more than 90 days or less than 30 days before the then current Syndicated Facility Term Out Date applicable to such Lenders.

(3) Upon receipt from the Borrower of an executed Syndicated Facility Extension Request, the Agent shall forthwith deliver to each Requested Lender a copy of such request, and each Requested Lender shall, within 30 days after the date the Agent receives such request from the Borrower, provide to the Agent and the Borrower either: (a) written notice that such Requested Lender (each, an "Extending Lender") agrees to the requested extension of the current Syndicated Facility Term Out Date applicable to it or (b) written notice (each, a "Notice of Non-Extension") that such Requested Lender (each, a "Non-Extending Lender") does not agree to such requested extension; provided that, if a Requested Lender shall fail to so notify the Agent and the Borrower, then such Requested Lender shall be deemed to have delivered a Notice of Non-Extension and shall be deemed to be a Non-Extending Lender. The determination of each Lender whether or not to extend the Syndicated Facility Term Out Date applicable to it shall be made by each individual Lender in its sole discretion.

(4) If the Extending Lenders have not less than 66⅔% of the aggregate Syndicated Facility Commitments, the Syndicated Facility Term Out Date shall be extended in accordance with the Syndicated Facility Extension Request for each of the Extending Lenders. If the Extending Lenders do not have at least 66⅔% of the aggregate Syndicated Facility Commitments, the Syndicated Facility Term Out Date shall not be extended for any of the Requested Lenders. For certainty, the Syndicated Facility Term Out Date for a Non-Extending Lender shall not be extended, regardless of whether the Syndicated Facility Term Out Date is extended for the Extending Lenders as aforesaid.

(5) If the Syndicated Facility Term Out Date has been extended in accordance with the most recent Syndicated Facility Extension Request delivered pursuant to Section 2.19(2):

(a) the Borrower may require any Non-Extending Lender to assign its Syndicated Facility Commitment, its Rateable Portion of all Loans and other Obligations outstanding under the Syndicated Facility and all of its rights, benefits and interests under the Documents relating thereto (collectively, the "Assigned Interests") to (i) any Extending Lenders which have agreed to increase their Syndicated Facility Commitments and purchase Assigned Interests, and (ii) to the extent the Assigned Interests are not transferred to Extending Lenders, financial institutions selected by the Borrower and acceptable to the Agent, acting reasonably. Such assignments shall be effective upon execution of assignment documentation satisfactory to the relevant Non-Extending Lender, the assignee, the Borrower and the Agent (each acting reasonably), upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its Rateable Portion of all Obligations being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Syndicated Facility Commitments being assigned, upon payment by the relevant assignee to the Agent (for the Agent's own account) of the transfer fee contemplated in Section 15.6, and upon

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provision satisfactory to the Non-Extending Lender (acting reasonably) being made for (i) payment at maturity of outstanding SOFR Loans and/or CORRA Loans, as applicable, and (ii) any costs, losses, premiums or expenses incurred by such Non-Extending Lender by reason of the liquidation or re-deployment of deposits or other funds in respect of SOFR Loans and CORRA Loans, as applicable, outstanding hereunder. Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility (except as provided in Section 15.6) and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender and shall be deemed to be an Extending Lender; for such purpose, to the extent that the assignee is not already a party hereto, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent and the Borrower to confirm its agreement to be bound by the provisions hereof and to give effect to the foregoing; and

(b) to the extent that any Non-Extending Lender has not assigned its rights and interests to an Extending Lender or other financial institution as provided in subparagraph (a) above, the Borrower may, notwithstanding any other provision hereof, repay the Non-Extending Lender's Rateable Portion of all Loans outstanding under the Syndicated Facility, together with all accrued but unpaid interest and fees thereon with respect to its Syndicated Facility Commitments, without making corresponding repayment to the other Lenders and, upon such repayment and provision satisfactory to the relevant Non-Extending Lender (acting reasonably) being made for (i) payment at maturity of all outstanding SOFR Loans and/or CORRA Loans, as applicable, and (ii) any costs, losses, premiums or expenses incurred by such Lender by reason of a liquidation or re-deployment of deposits or other funds in respect of SOFR Loans and CORRA Loans, as applicable, outstanding hereunder, the Borrower may cancel such Non-Extending Lender's Syndicated Facility Commitment. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Syndicated Facility and the Syndicated Facility shall be reduced by the amount of such Lender's cancelled Syndicated Facility Commitment.

(6) If, with respect to a Syndicated Facility Extension Request, the provisions of Section 2.19(5) are not applicable and there are Non-Extending Lenders and Extending Lenders (a "Syndicated Facility Partial Extension"), from and as of the date of the Syndicated Facility Term Out Date applicable to each such Non-Extending Lender, all Drawdowns, Rollovers and Conversions under the Syndicated Facility may only be obtained from the Extending Lenders in proportion to their respective Syndicated Facility Commitments and all applicable provisions of this Agreement shall be construed accordingly. Without limiting the foregoing, in the event of any Syndicated Facility Partial Extension:

(a) the provisions herein relating to the Syndicated Facility Term Period shall apply separately to the Non-Extending Lenders as a group; and

(b) for so long as the Syndicated Facility exists concurrently with one or more Syndicated Facility Term Periods under the Syndicated Facility:

(i) any subsequent Drawdowns, Rollovers and Conversions under the Syndicated Facility shall be allocated pro rata among the Extending Lenders in accordance with their respective Syndicated Facility Commitments;

(ii) the Borrower shall not be entitled to cancel any Syndicated Facility Commitments of Extending Lenders under Section 2.13 unless it concurrently makes a pro rata cancellation of the Syndicated Facility Commitments of Non-Extending Lenders (and repayment of Loans to Non-Extending Lenders to the extent necessary to effect such cancellation) and any cancellation or permanent reduction of the Syndicated Facility Commitments pursuant to Section 2.13 shall be allocated pro rata among the Extending Lenders and the Non-Extending Lenders in accordance with their respective Syndicated Facility Commitments; and

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(iii) if the Borrower makes an optional repayment under the Syndicated Facility prior to the then latest Syndicated Facility Term Out Date other than pursuant to Section 2.13, such repayment shall be deemed to have been made to the Extending Lenders only and shall not be applied in repayment of Loans owed to Non-Extending Lenders unless the Agent is expressly directed in writing by the Borrower at the time of payment to allocate such payment pro rata among the Extending Lenders and the Non-Extending Lenders in accordance with their respective Syndicated Facility Commitments.

(7) This Section 2.19 shall apply from time to time to facilitate successive extensions and requests for extension of the Syndicated Facility Term Out Date. The Borrower shall not be entitled to request any action or give any notice under this Section at any time when a Default or an Event of Default shall have occurred and be continuing. If, as of the current Syndicated Facility Term Out Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.19), a Default or Event of Default exists, the Syndicated Facility Term Out Date shall not be extended, notwithstanding any other provision hereof to the contrary, for any Extending Lender unless each Extending Lender has waived such Default or Event of Default in writing.

2.20 Extension of Operating Facility Term Out Date

(1) In this Section:

"Operating Facility Extension Request" means a written request by the Borrower to the Operating Lender to extend the Operating Facility Term Out Date up to 364 days, which request shall include an Officer's Certificate certifying that no Default or Event of Default has occurred and is continuing.

(2) The Borrower may, once in each calendar year, by delivering to the Agent and the Operating Lender an executed Operating Facility Extension Request, request the Operating Lender to extend the Operating Facility Term Out Date by up to 364 days; provided that such request may not be made more than 90 days or less than 30 days before the then current Operating Facility Term Out Date.

(3) Upon receipt from the Borrower of an executed Operating Facility Extension Request, the Operating Lender shall, within 30 days after the date the Operating Lender and the Agent receive such request from the Borrower, provide to the Borrower either: (a) written notice that it agrees to the requested extension of the current Operating Facility Term Out Date or (b) written notice (an "Operating Facility Notice of Non-Extension") that it does not agree to such requested extension; provided that, if the Operating Lender shall fail to so notify the Agent and the Borrower, then it shall be deemed to have delivered an Operating Facility Notice of Non-Extension. The determination of the Operating Lender whether or not to extend the Operating Facility Term Out Date shall be made by the Operating Lender in its sole discretion.

(4) If the Operating Lender agrees to such requested extension of the current Operating Facility Term Out Date with respect to a given Operating Facility Extension Request, then the current Operating Facility Term Out Date shall be extended as requested in such Operating Facility Extension Request.

(5) This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Operating Facility Term Out Date. The Borrower shall not be entitled to request any action or give any notice under this Section at any time when a Default or an Event of Default shall have occurred and be continuing. If, as of the current Operating Facility Term Out Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.20), a Default or Event of Default exists, the Operating Facility Term Out Date shall not be extended, notwithstanding any other provision hereof to the contrary unless the Operating Lender has waived such Default or Event of Default in writing.

2.21 Replacement of Lenders

(1) In addition to and not in limitation of or derogation from the other provisions hereof, the Borrower shall have the right, at its option, to (a) replace (by causing a Lender to assign its rights and interests under the applicable Credit Facility to additional financial institutions or to existing Lenders which have agreed to increase

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their Commitments) or (b) provided that no Default or Event of Default has occurred and is continuing, repay the Obligations outstanding and cancel the Commitments of (without corresponding repayment to or cancellation of the Commitments of other Lenders) or (c) do any combination thereof with respect to: (i) those Lenders which have not agreed to a consent under, waiver of or proposed amendment to the provisions of the Documents (each, a "Dissenting Lender") requested by the Borrower, (ii) those Declining Lenders which have notified the Borrower that they will decline to fund a Takeover pursuant to Section 2.22, (iii) those Lenders which have notified the Borrower and the Agent of an entitlement to receive Additional Compensation under Section 12.2, (iv) those Lenders which, pursuant to Section 12.4, have declared their obligations under this Agreement in respect of any Loan to be terminated, and (v) any Defaulting Lender, and, for such purposes, the provisions of Section 2.19(5) shall apply thereto, mutatis mutandis; provided that, notwithstanding the foregoing:

(a) in the case of the replacement or repayment of a Dissenting Lender, the Borrower shall not be entitled to replace or repay a Dissenting Lender unless, after doing so, the requested consent, waiver or amendment would be approved in accordance with the Documents;

(b) the Borrower shall not be entitled to repay a Dissenting Lender (as opposed to replacing the same) and reduce the amount of any Credit Facility if, after doing so, the Credit Facilities would be reduced by more than 25% in the aggregate or such greater percentage as may be agreed to by the Lenders other than the Dissenting Lenders (acting reasonably);

(c) the Borrower shall not be entitled to replace or repay a Dissenting Lender unless it is concurrently repaying or replacing all other Dissenting Lenders; and

(d) the addition of new financial institutions as Lenders or the increasing of Commitments by existing Lenders shall require the consent of the Agent, such consent not to be unreasonably withheld.

2.22 Hostile Acquisitions

(1) In the event the Borrower wishes to utilize proceeds of one or more Loans under any Credit Facility to, or to provide funds to any Subsidiary, Affiliate or other person to, acquire or finance an offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any person (the "Target") which constitutes a "take over bid" pursuant to applicable corporate or securities legislation (in any case, a "Takeover"), then either:

(a) prior to or concurrently with delivery to the Agent or the Operating Lender (as the case may be) of any Drawdown Notice pursuant to Section 2.6 requesting one or more Loans under the Credit Facilities, the proceeds of which are to be used to finance such Takeover, the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target, or the holders of all of the securities of the Target, has or have approved, accepted, or recommended to security holders acceptance of, the Takeover; or

(b) the following steps shall be followed:

(i) at least five (5) Banking Days prior to the delivery to the Agent or the Operating Lender (as the case may be) of any Drawdown Notice pursuant to Section 2.6 requesting one or more Loans intended to be used to finance such Takeover, the Borrower shall advise the Agent, who shall promptly advise an appropriate officer of each Lender of the particulars of such Takeover;

(ii) within three (3) Banking Days of being so advised, in the case of a Drawdown Notice in respect of the Syndicated Facility, each Lender shall notify the Agent of such Lender's determination as to whether it is willing to finance such Takeover or, in the case of a Drawdown Notice in respect of the Operating Facility, the Operating Lender shall notify the Agent of its determination as to whether it is willing to finance such Takeover;

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provided that, in the event any such Lender does not so notify the Agent within such three (3) Banking Day period, such Lender shall be deemed to have notified the Agent that it is not willing to finance such Takeover; and

(iii) the Agent shall promptly notify the Borrower of each such applicable Lender's determination,

and in the event that any Lender has notified or is deemed to have notified the Agent that it is not willing to finance such Takeover (each, a "Declining Lender"), then the Declining Lenders shall have no obligation to provide Loans to finance such Takeover, notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (each, a "Financing Lender") which has advised the Agent it is willing to finance such Takeover shall have an obligation, up to the amount of its Commitment under the relevant Credit Facility, to provide Loans to finance such Takeover, and the Loans to finance such Takeover shall be provided by each Financing Lender in accordance with the ratio, determined prior to the provision of any Loans to finance such Takeover, that the Commitment of such Financing Lender under the Credit Facility in question bears to the aggregate the Commitments of all the Financing Lenders under the Credit Facility in question.

(2) If Loans are used to finance a Takeover and there are Declining Lenders, subsequent Loans under a Credit Facility shall be funded firstly by Declining Lenders having Commitments under such Credit Facility, and subsequent repayments under such Credit Facility shall be applied firstly to Financing Lenders, in each case, until such time as the proportion that the amount of each Lender's Outstanding Principal under such Credit Facility bears to the total Outstanding Principal under such Credit Facility is equal to such proportion which would have been in effect but for the application of this Section 2.22.

2.23 Determinations of the Borrowing Base; Removal of Certain Lenders

(1) The Lenders may from time to time determine the Borrowing Base in their sole discretion and the Agent shall deliver to the Borrower a written notice specifying each such determination (each such notice, a "Borrowing Base Notice"). Each determination of the Borrowing Base by the Lenders shall be binding and conclusive for all purposes hereof and shall be effective (a) in the case of an increase in the Borrowing Base, or a re-affirmation of the same Borrowing Base, immediately upon receipt by the Borrower of the Borrowing Base Notice specifying the same, (b) in the case of a decrease in the Borrowing Base resulting from the Disposition of any Borrowing Base Properties (including (i) the Disposition of a Subsidiary, and (ii) any Disposition of P&NG Rights in respect of Borrowing Base Properties in connection with the granting of a royalty in such P&NG Rights), any Hedge Monetization or the Borrower or any Subsidiary becoming subject to ARO Order(s) and/or Energy Regulator Demand(s) for Deposits, immediately upon receipt by the Borrower of the Borrowing Base Notice specifying the same, and (c) in the case of all other decreases in the Borrowing Base, 60 days after receipt by the Borrower of the Borrowing Base Notice specifying the same, and in each case until the coming into effect of a subsequent determination of the Borrowing Base. As at the date hereof, the Borrowing Base has been determined by the Lenders to be Cdn.$335,000,000.

(2) The Borrowing Base shall be determined and re-determined as follows:

(a) by May 31st of each year in respect of the annual Engineering Report delivered to the Agent pursuant to Section 9.1(e)(vii) and by November 30th of each year in respect of the update to such report delivered to the Agent pursuant to Section 9.1(e)(viii), as the case may be, the Lenders shall attempt to reach unanimous agreement on a new Borrowing Base; the next scheduled determination of the Borrowing Base shall be November 30, 2024;

(b) if all of the Lenders agree to the amount of the Borrowing Base by May 31st or November 30th, as the case may be, then the Agent shall deliver a Borrowing Base Notice to the Borrower (with a copy thereof to each Lender) specifying such agreed upon Borrowing Base; and

(c) if all of the Lenders cannot agree on the amount of the Borrowing Base by May 31st or November 30th or within 30 days in the case of any of (i) to (iv) below, as the case may be, then the Borrowing

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Base shall be deemed to have been determined by the Lenders as the lowest Borrowing Base amount proposed by a Lender or Lenders (each acting in good faith) (such Lender, a "Lowest Borrowing Base Lender") to the Agent and other Lenders by written notice, and promptly after each May 31st or November 30th or the expiry of such 30 day period, as the case may be, the Agent shall deliver a Borrowing Base Notice to the Borrower (with a copy thereof to each Lender) specifying such Borrowing Base.

In addition to and without limiting the foregoing, the Lenders may determine and re-determine the Borrowing Base at any time and from time to time (in addition to the aforementioned determinations of the Borrowing Base after receipt of the annual Engineering Report and the update thereto):

(i) at the request of the Majority of the Lenders, upon the occurrence of any event, matter or circumstance which has had or would reasonably be expected to have a Material Adverse Effect;

(ii) once per calendar year at the request of the Majority of the Lenders;

(iii) at the request of the Majority of the Lenders, if the Borrower or any Subsidiary becomes subject to any ARO Order and/or any Energy Regulator Demand for Deposits, the aggregate estimated cost of compliance with all such ARO Orders and Energy Regulator Demands for Deposits (without duplication), would exceed the Threshold Amount; for the purpose of determining the estimated cost for purposes of this clause (iii), the Borrower shall provide the Agent with a reasonable estimate of such costs within fifteen (15) Banking Days of its receipt of the applicable order or demand and shall deliver to each Lender all such other relevant information related to such estimate as may be reasonably required by any such Lender; or

(iv) for certainty, to the extent the same may be required pursuant to Section 9.2(d), 9.2(g) or 9.2(k),

in each of the foregoing cases, any such determination or re-determination of the Borrowing Base that is initiated as aforesaid shall be completed by the Lenders within 30 days after the Agent provides written notice to the Borrower that any of such Lenders have requested such determination or re-determination. For certainty, but subject to Section 2.23(2)(c), the then current Borrowing Base shall remain in effect unless and until there has been an agreement of all of the Lenders or expiry of the aforementioned 30 day period and determination or re-determination of the Borrowing Base pursuant to Section 2.23(2)(c).

(3) If the Borrowing Base has been determined pursuant to Section 2.23(2)(c), the Borrower shall have the right:

(a) to require any Lowest Borrowing Base Lender to assign its Commitments, its Rateable Portion of all Loans and other Obligations and all of its rights, benefits and interests under the Documents to other Lenders which have agreed to increase their Commitments or to other financial institutions acceptable to the Agent, acting reasonably, and the provisions of Section 2.19(5) shall apply thereto, mutatis mutandis; or

(b) to repay a Lowest Borrowing Base Lender's Rateable Portion of all Loans outstanding under the Credit Facilities, together with all accrued but unpaid interest and fees thereon with respect to its Commitments (without making corresponding repayment to the other Lenders) and cancel such Lowest Borrowing Base Lender's Commitments, and the provisions of Section 2.19(5) shall apply thereto, mutatis mutandis.

(4) The Borrower may request, one additional time between scheduled determinations and re-determinations of the Borrowing Base set forth in Section 2.23(2) a re-determination of the Borrowing Base upon notice to the Agent. Upon such request, the Borrowing Base will be re-determined as soon as reasonably practicable,

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provided that the Borrower has made available to the Agent, for the benefit of the Lenders, the current information which, in the opinion of the Majority of the Lenders, acting reasonably, is required to perform such re-determination. The Borrowing Base will be adjusted effective on the date specified in the notice of same given by the Agent to the Borrower. In connection with any such re-determination, the Agent on behalf of the Lenders will be entitled to charge the Borrower a reasonable "work fee" to be agreed upon between the Borrower and the Agent.

(5) If, after a Borrowing Base determination or re-determination, a Borrowing Base Shortfall exists, the Borrower will, within 60 days after receipt by the Borrower of notice of the Borrowing Base Shortfall: (a) repay Loans under the Credit Facilities to the extent necessary to reduce the Outstanding Principal of Loans under the Credit Facilities by not less than the amount of the Borrowing Base Shortfall and/or (b) add sufficient oil and gas properties as determined by the Lenders to eliminate the Borrowing Base Shortfall. For certainty, the Borrower shall not be entitled to request Drawdowns during the occurrence of a Borrowing Base Shortfall.

(6) At the request of the Agent, the Borrower will meet annually or semi-annually, with the Lenders at a time and place mutually acceptable to the Borrower and the Lenders to review and discuss the production profile of the Borrowing Base Properties, and such other matters affecting the Borrower and the Material Subsidiaries' business as the Lenders may request, acting reasonably.

2.24 Accordion for Increase in Syndicated Facility Commitment

If, at any time from the date hereof and from time to time on or after the date hereof until the Syndicated Facility Term Out Date, the Total Commitment is less than the Borrowing Base then in effect, the Borrower may, at any such time, add additional financial institutions hereunder as a Lender under the Syndicated Facility or, with the consent of the applicable Lender(s), increase the Syndicated Facility Commitment of such Lender(s) and, in each case, thereby increase the Total Commitment; provided that:

(a) at the time of each such increase, no Default or Event of Default has occurred and is continuing, or would result therefrom;

(b) the Borrower shall have delivered, and will cause each Material Subsidiary to deliver, as applicable, to the Agent:

(i) an Officer's Certificate of the Borrower confirming the accuracy of subparagraph (a) above and confirming (A) its corporate authorization to make each such increase, (B) the truth and accuracy of its representations and warranties contained in this Agreement as of such date, other than any such representations and warranties which expressly speak as of an earlier date, and (C) that no consents, approvals or authorizations from any person are required for each such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of each such increase and attaching a certified copy of a directors' resolution of the Borrower authorizing each such increase;

(ii) a confirmation and acknowledgement from the Borrower and each Material Subsidiary with respect to its respective Security, in form and substance satisfactory to the Agent, acting reasonably; and

(iii) a legal opinion with respect thereto in form and substance satisfactory to the Agent, acting reasonably (and such opinion shall, among other things, opine as to the corporate authorization of the Borrower to effect each such increase);

(c) after giving effect to each such increase, the Total Commitment shall not exceed the Borrowing Base then in effect (and, for certainty, a Borrowing Base Shortfall shall not result from such increase);

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(d) the proceeds of any incremental Drawdowns under the Syndicated Facility which are permitted by each such increase shall only be used in accordance with Section 2.3;

(e) the Agent shall have consented to such financial institution becoming a Lender or, in the case of an existing Lender(s), increasing such Lender's Syndicated Facility Commitment, such consent not to be unreasonably withheld; and

(f) concurrently with the addition of a financial institution as an additional Lender or the increase of one or more Lender's Syndicated Facility Commitment, such financial institution or Lender, as the case may be, shall purchase from each Lender, such portion of the Outstanding Principal owed to each Lender as may be required by the Agent, acting reasonably, and as is necessary to ensure that the Outstanding Principal owed to all Lenders and including therein such additional financial institution and the increased Syndicated Facility Commitment of any Lender(s), are in accordance with the Rateable Portions of all such Lenders (including the new financial institution and the increased Syndicated Facility Commitment of any Lender(s)) and the Borrower and such financial institution shall execute such documentation as is required by the Agent, acting reasonably, to novate such financial institution as a Lender hereunder.

Article 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent for all Drawdowns

On or before each Drawdown hereunder (including the Woodcote Transaction Drawdown on the Term Loan Facility Drawdown Date; provided that, for certainty, in the case of the Woodcote Transaction Drawdown, the conditions listed in Section 3.2 shall also be satisfied) the following conditions shall be satisfied:

(a) the Agent or the Operating Lender (as the case may be) shall have received a proper and timely Drawdown Notice from the Borrower requesting the Drawdown;

(b) the representations and warranties set forth in Section 8.1 shall be true and accurate in all material respects on and as of the date of the requested Drawdown (save and except for: (i) the representations and warranties in Section 8.1 which are expressed to be as of a specific date; and (ii) those representations and warranties in Section 8.1 which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and accurate in all respects on and as of the date of the requested Drawdown);

(c) no Default or Event of Default shall have occurred and be continuing on and as of the date of the requested Drawdown nor shall the Drawdown result in the occurrence of a Default or Event of Default;

(d) after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans outstanding under the relevant Credit Facility shall not exceed the maximum amount of such Credit Facility;

(e) a Borrowing Base Shortfall shall not exist or result from the proposed Drawdown and, after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans shall not exceed the Borrowing Base then in effect; and

(f) in the case of any Drawdown other than a Drawdown by way of Letters of Credit or Overdraft Loans, after giving effect to such Drawdown and the application of proceeds thereof, the Borrower would not have any Excess Cash.

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3.2 Conditions Precedent to Effectiveness of the Woodcote Transaction Drawdown

On the Term Loan Facility Drawdown Date, the following conditions shall be satisfied, and thereafter the Borrower shall be permitted to make the Woodcote Transaction Drawdown hereunder, which shall occur prior to July 15, 2024:

(a) the Agent shall have received a proper and timely Woodcote Transaction Drawdown Notice;

(b) the Borrower shall have delivered or caused to be delivered to the Agent true, correct and complete copies of the Woodcote Transaction Documents, together with an Officer's Certificate certifying the same to the Agent and the Lenders;

(c) concurrently with Woodcote Transaction Drawdown, the Woodcote Transaction shall have been completed in accordance with the Woodcote Transaction Documents and without any termination thereof or any amendments thereto or waivers of, or consents under, the conditions and other provisions thereof which are materially adverse to the interests of the Lenders, unless approved by all of the Lenders, and the Agent shall have received evidence thereof satisfactory to the Agent, acting reasonably; in addition to and without limiting the generality of the foregoing, the Borrower shall have delivered to the Agent an Officer's Certificate, certifying that:

(i) the Woodcote Transaction has been completed in accordance with the Woodcote Transaction Documents; and

(ii) all consents and approvals (as referred to above) required to complete the Woodcote Transaction have been obtained, and all conditions precedent to the completion of the Woodcote Transaction under the Woodcote Transaction Documents have been, or will be on the Woodcote Transaction Drawdown, satisfied or waived;

(d) all material Governmental Authorizations and material third party consents, waivers (including rights of first refusal) and approvals necessary for the completion of the Woodcote Transaction shall have been unconditionally obtained and shall be in full force and effect, and the Agent shall have received an Officer's Certificate certifying the same to the Agent and the Lenders;

(e) the Borrower shall have made provision for the release and discharge of all Security Interests held by National Bank of Canada in respect of the Woodcote Transaction Assets prior to or substantially concurrently with the Woodcote Transaction Drawdown and on terms and conditions acceptable to the Agent, acting reasonably;

(f) there are no material title defects or environmental defects in respect of the Woodcote Transaction Assets (unless approved by all of the Lenders, acting reasonably), and the Agent shall have received an Officer's Certificate certifying the same to the Agent and the Lenders;

(g) after giving effect to the Woodcote Transaction Drawdown under the Term Loan Facility, the Borrower shall have an aggregate undrawn availability under the Syndicated Facility and the Operating Facility of not less than Cdn.$45,000,000; and

(h) the Borrower shall have delivered a pro forma Compliance Certificate (giving effect to the Woodcote Transaction and the Woodcote Transaction Drawdown) providing, inter alia, the Borrower's determination of the Consolidated Senior Debt to EBITDA Ratio.

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3.3 Conditions Precedent to Effectiveness of Amendment and Restatement

This Agreement shall be effective and the Existing Credit Agreement shall be amended and restated as herein provided upon the following conditions being satisfied:

(a) all fees and expenses previously agreed to in writing between the Borrower and each of the Co-Lead Arrangers (or any one of them), the Agent and the Lenders shall be paid by the Borrower to the Co-Lead Arrangers (or any one of them), the Agent or the Lenders, as applicable;

(b) the Borrower and each corporate Subsidiary which is executing and delivering Documents shall have delivered to the Agent a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of formation and certified copies of its constating documents, by-laws and the resolutions authorizing the Documents to which it is a party to be executed in connection herewith and the transactions thereunder and an Officer's Certificate as to the incumbency of the officers of the Borrower or the Subsidiary, as the case may be, signing the Documents to which it is a party;

(c) each Subsidiary which is not a corporation and which is executing and delivering Documents shall have delivered, or caused to be delivered, to the Agent certificates as to the matters set forth in Section 3.3(b) with respect to the general partner thereof or other separate legal person executing and delivering the Documents on its behalf, and, in addition, shall have delivered to the Agent certified copies of the partnership agreement, declaration of trust or other agreements or instruments creating or governing the same;

(d) the Borrower and each of the Material Subsidiaries which has previously executed and delivered Security shall have executed and delivered to the Agent a confirmation respecting the Security previously executed and delivered by it or its predecessors, such confirmation to be in form and substance satisfactory to the Agent, acting reasonably;

(e) the Agent and the Lenders shall have received legal opinions from legal counsel to the Borrower and its Subsidiaries which shall be in form and substance satisfactory to the Agent and Lenders' Counsel, each acting reasonably;

(f) no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Section 8.1 shall be true and correct in all respects (with such representations and warranties made as though the Woodcote Transaction has been completed), and the Borrower shall have delivered to the Agent and the Lenders an Officer's Certificate certifying the same to the Agent and the Lenders;

(g) no event, circumstance or development shall have occurred or become known which has had or would reasonably be expected to have a Material Adverse Effect since December 31, 2023, and the Borrower shall have delivered to the Agent and the Lenders an Officer's Certificate certifying the same to the Agent and the Lenders;

(h) the Security and other Documents shall have been fully executed and delivered, each in form and substance satisfactory to the Lenders (acting reasonably), and all registrations, filings and recordings necessary or desirable (as determined by the Lenders' Counsel, acting reasonably) in connection with the Security shall have been made and completed;

(i) the Agent and the Lenders shall have received all such other documentation and information reasonably requested from the Borrower and its Subsidiaries in connection with any AML/KYC Legislation as may be required in accordance with Section 15.17 hereof; and

(j) the Borrower shall have delivered a pro forma Compliance Certificate providing, inter alia, the Borrower's determination of the Consolidated Senior Debt to EBITDA Ratio.

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3.4 Waiver

The conditions set forth in Sections 3.1, 3.2 and 3.3 are inserted for the sole benefit of the Lenders and the Agent and may be waived with the approval of all of the Lenders, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or the Agent at any time to assert such waived conditions in respect of any subsequent Drawdown.

Article 4
EVIDENCE OF DRAWDOWNS

4.1 Account of Record

The Agent (and, with respect to the Operating Facility, the Operating Lender) shall open and maintain books of account or electronically stored records evidencing all Loans and all other amounts owing by the Borrower to the Lenders hereunder. The Agent (or, with respect to the Operating Facility, the Operating Lender) shall enter in the foregoing accounts or records details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts or records shall, in the absence of manifest error, constitute conclusive evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Loans and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent (or, with respect to the Operating Facility, the Operating Lender) shall promptly advise the Borrower of such entries made in the Agent's or the Operating Lender's (as the case may be) books of account or electronically stored records.

Article 5
PAYMENTS OF INTEREST AND FEES

5.1 Interest on Canadian Prime Rate Loans

The Borrower shall pay interest on each Canadian Prime Rate Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Canadian Prime Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent or the Operating Lender, as the case may be, of the Canadian Prime Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the Canadian Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

5.2 Interest on U.S. Base Rate Loans

The Borrower shall pay interest on each U.S. Base Rate Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the U.S. Base Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent or the Operating Lender, as the case may be, of the U.S. Base Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

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5.3 Interest on SOFR Loans

The Borrower shall pay interest on each SOFR Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum, calculated on the basis of a 360 day year, equal to the sum of Adjusted Term SOFR with respect to such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent or the Operating Lender, as the case may be, of Adjusted Term SOFR applicable to an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such SOFR Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such SOFR Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the SOFR Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.4 Interest on CORRA Loans

The Borrower shall pay interest on each CORRA Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum, calculated on the basis of a 365 day year equal to the sum of (a) in the case of a Term CORRA Loan, Adjusted Term CORRA with respect to such Interest Period plus the Applicable Pricing Rate, or (b) in the case of a Daily Compounded CORRA Loan, Adjusted Daily Compounded CORRA with respect to such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent or an Operating Lender, as the case may be, of Adjusted Term CORRA and Adjusted Daily Compounded CORRA, as applicable, applicable to an Interest Period shall, in the absence of manifest error, be conclusive evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such CORRA Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such CORRA Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the CORRA Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 365.

5.5 Interest Act (Canada); Conversion of 360 Day Rates

(1) Whenever a rate of interest or other rate per annum hereunder is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(2) Whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year of 360 days, such rate of interest or other rate shall be expressed as a rate per annum, calculated on the basis of a 365 day year, by multiplying such rate of interest or other rate by 365 and dividing it by 360.

(3) THE BORROWER ACKNOWLEDGES AND CONFIRMS THAT: (A) THIS AGREEMENT, INCLUDING Article 5 HEREOF AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER, SATISFIES THE REQUIREMENTS OF SECTION 4 OF THE INTEREST ACT (CANADA) TO THE EXTENT THAT SECTION 4 OF THE INTEREST ACT (CANADA) APPLIES TO THE EXPRESSION, STATEMENT OR CALCULATION OF ANY RATE OF INTEREST OR OTHER RATE PER ANNUM HEREUNDER OR UNDER ANY OTHER DOCUMENT; AND (B) THE BORROWER AND THE MATERIAL SUBSIDIARIES ARE EACH ABLE TO CALCULATE THE YEARLY RATE OR PERCENTAGE OF INTEREST PAYABLE UNDER ANY DOCUMENT BASED ON THE METHODOLOGY SET OUT HEREIN AND UNDER THE OTHER DOCUMENTS, INCLUDING THIS Article 5 AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER.

(4) THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO, AND AGREES TO CAUSE EACH OF THE MATERIAL SUBSIDIARIES NOT TO, PLEAD OR ASSERT, WHETHER BY

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WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER OR ANY MATERIAL SUBSIDIARY, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

5.6 Nominal Rates; No Deemed Reinvestment

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment. The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates. Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

5.7 Standby Fees

(1) The Borrower shall pay to, in the case of the Syndicated Facility and Term Loan Facility, the Agent for the account of the relevant Lenders and, in the case of the Operating Facility, the Operating Lender, a standby fee in Canadian Dollars in respect of each such Credit Facility calculated at a rate per annum equal to the Applicable Pricing Rate on the amount, if any, by which the amount of the Outstanding Principal under the Credit Facility in question for each day in the period of determination is less than the maximum amount for each such day of such Credit Facility. Fees determined in accordance with this Section shall accrue daily from and after July 27, 2022 and be payable by the Borrower quarterly in arrears and on the earlier of: (a) repayment and cancellation in full of such Credit Facility; and (b) the applicable Maturity Date of such Credit Facility.

(2) As of: (a) the first day of January, April, July and October in each year, (b) the date of any cancellation in full of any Credit Facility, and (c) any Term Out Date applicable to the Syndicated Facility or the Operating Facility, the Agent in the case of the Syndicated Facility, and, the Operating Lender, in the case of the Operating Facility, shall determine the standby fees under this Section in respect of the Syndicated Facility or the Operating Facility (as applicable) for the period from and including July 27, 2022 or the date of the immediately preceding determination, as the case may be, to but excluding that date of determination and shall deliver to the Borrower a written request for payment of the standby fees so determined, as detailed therein. The Borrower shall pay to, in the case of the Syndicated Facility and the Term Loan Facility, the Agent, for the account of the Lenders or, in the case of the Operating Facility, the Operating Lender for its own account, the standby fees referred to above: (i) on the fifth Banking Day of each calendar quarter, in the case of such a written request pursuant to clause (a) above which is received by the Borrower no later than 9:00 a.m. (Calgary time) on the second Banking Day prior to the payment date, (ii) on the second Banking Day following receipt of such a written request pursuant to clause (a) above, if not received by the aforementioned time; and (iii) on the date of cancellation or any Term Out Date applicable to the Syndicated Facility or the Operating Facility (as the case may be) in the case of clauses (b) or (c) above.

(3) For certainty, no standby fees shall be payable by the Borrower in respect of a Non-Extending Lender for any period of time after the Term Out Date applicable to such Lender.

5.8 Agent's Fees

From and after July 27, 2022, the Borrower shall pay to the Agent, for its own account, until the Credit Facilities have been fully cancelled and all Obligations hereunder have been paid in full, the non-refundable agency fees in the amounts and at the times specified in the Agency Fee Agreement.

5.9 Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including interest on interest), if and to the fullest extent permitted by applicable law, from

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the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment prior to 1:00 p.m. (Toronto time)), and such interest shall accrue daily, be calculated and compounded monthly on the last Banking Day of each such month and be payable in the currency of the relevant Loan on demand, after as well as before maturity, default and judgment, at a rate per annum that is equal to (a) in respect of amounts due in Canadian Dollars, the rate of interest then payable on Canadian Prime Rate Loans (as set forth in Section 5.1) plus 2.0% per annum or (b) in respect of amounts due in United States Dollars, the rate of interest then payable on U.S. Base Rate Loans (as set forth in Section 5.2) plus 2.0% per annum.

5.10 Waiver

To the extent permitted by applicable law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders or the Agent and any provision of the Interest Act (Canada) or Judgment Interest Act (Alberta) which restricts any rate of interest set forth herein shall be inapplicable to this Agreement and is hereby waived by the Borrower.

5.11 Maximum Rate Permitted by Law

If any provision of this Agreement or of any of the other Documents would obligate Borrower or any Material Subsidiary to make any payment of interest or other amount payable to the Agent or any Lender in an amount or calculated at a rate which would be prohibited by applicable law or would result in a receipt by the Agent or such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by the Agent or such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (a) firstly, by reducing the amount or rate of interest required to be paid to the Agent or such Lender under Section 5.1, 5.2 or 5.3, and (b) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Agent or such Lender which would constitute "interest" for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Agent or any Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), the Borrower shall be entitled, by notice in writing to the Agent or such Lender, to obtain reimbursement from the Agent or such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Agent or such Lender to the Borrower. Any amount or rate of interest referred to in this Section 5.11 shall be determined in accordance with GAAP as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of "interest" (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the date of the Existing Credit Agreement to the applicable Maturity Date.

Article 6
LETTERS OF CREDIT

6.1 Availability

Subject to the provisions hereof, the Borrower may require that Letters of Credit be issued under the Operating Facility in accordance with the Drawdown Notices and Rollover Notices of the Borrower. The issuance of Letters of Credit shall constitute Drawdowns or Rollovers (as applicable) hereunder and shall reduce the availability of the Operating Facility by the aggregate Outstanding Principal of Letters of Credit under the Operating Facility.

6.2 Currency, Type, Form and Expiry

Letters of Credit issued pursuant hereto shall be denominated in Canadian Dollars or United States Dollars and amounts payable thereunder shall be paid in the currency in which the Letter of Credit is denominated. A Letter of Credit issued hereunder shall be issued by the Operating Lender under the Operating Facility. Letters

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of Credit shall be in a form satisfactory to the Operating Lender, acting reasonably, and shall have an expiration date not in excess of one year from the date of issue. On the Operating Facility Maturity Date, the Borrower shall provide or cause to be provided to the Operating Lender cash collateral or letters of credit (or any combination thereof) in accordance with the provisions of Section 2.16(2) in an amount equal to or greater than the aggregate undrawn amount of all unexpired Letters of Credit outstanding under the Operating Facility; such cash collateral and letters of credit shall be held by the Operating Lender and be applied in accordance with said Section 2.16(2) in satisfaction of and security for the Obligations of the Borrower for such unexpired Letters of Credit.

6.3 No Conversion

Except as provided in Section 6.5, the Borrower may not effect a Conversion of a Letter of Credit.

6.4 Records

The Operating Lender shall maintain records showing the undrawn and unexpired amount of each Letter of Credit issued by it and outstanding hereunder and showing for each Letter of Credit issued hereunder:

(a) the dates of issuance and expiration thereof;

(b) the amount thereof; and

(c) the date and amount of all payments made thereunder.

The Operating Lender shall make copies of such records available to the Agent, the Borrower or any Lender upon its request.

6.5 Reimbursement or Conversion on Presentation;

On presentation of a Letter of Credit and payment thereunder by the Operating Lender the Borrower shall forthwith pay to and reimburse the Operating Lender for all amounts paid pursuant to such Letter of Credit; failing such payment, the Borrower shall be deemed to have effected a Conversion of such Letter of Credit into: (a) a Canadian Prime Rate Loan, in the case of a Letter of Credit denominated in Canadian Dollars, and (b) a U.S. Base Rate Loan, in the case of a Letter of Credit denominated in United States Dollars, in each case, under the Operating Facility and to the extent of the payment by the Operating Lender.

6.6 Fees and Expenses

(1) The Borrower shall pay to the Operating Lender, an issuance fee, payable quarterly in arrears on the first Banking Day of each calendar quarter and payable on the Maturity Date or (if applicable) any earlier date on which the Operating Facility is fully cancelled, calculated at a rate per annum equal to the Applicable Pricing Rate and on the daily amount of each such Letter of Credit for the number of days such Letter of Credit was outstanding for the period from and including the date of issuance or the date of the immediately preceding determination of issuance fees (as the case may be) to but excluding that date of determination, in each case, in a year of 365 days; provided that the minimum issuance fee for each such Letter of Credit shall be Cdn.$350 for Letter of Credit denominated in Canadian Dollars and U.S.$350 for Letter of Credit denominated in United States Dollars.

(2) In addition, with respect to all Letters of Credit, the Borrower shall from time to time pay to the Operating Lender its usual and customary fees and charges (at the then prevailing rates) for the issuance, amendment, delivery and administration of letters of credit such as the Letters of Credit and shall pay and reimburse the Operating Lender for any out-of-pocket costs and expenses incurred in connection with any Letter of Credit, including in connection with any payment thereunder.

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6.7 Additional Provisions

(1) Indemnity and No Lender Liability

The Borrower shall indemnify and save harmless the Lenders, the Operating Lender and the Agent against all claims, losses, costs, expenses or damages to the Lenders, the Operating Lender and the Agent arising out of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Lenders, the Operating Lender or the Agent or any other person in connection therewith, including all costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of a Letter of Credit or the Agent, the Operating Lender or the relevant Lenders from accepting or paying any Draft or any amount under any such Letter of Credit, except as a result of the Agent's, Lenders', or Operating Lender's (as applicable) gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction. The Borrower also agrees that the Lenders, the Operating Lender and the Agent shall have no liability to it for any reason in respect of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any other action taken by the Lenders, the Operating Lender or the Agent or any other person in connection therewith, except as a result of the Agent's, Lenders', or Operating Lender's (as applicable) gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction.

(2) No Obligation to Inquire

The Borrower hereby acknowledges and confirms to the Operating Lender that the Operating Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter of Credit and payment pursuant to a Letter of Credit shall not be withheld by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Operating Lender with respect to Letters of Credit is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter of Credit and for such purpose the Operating Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter of Credit.

The Operating Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter of Credit and the Borrower unconditionally assumes all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter of Credit with respect to the use by such beneficiary of the relevant Letter of Credit. The Borrower further agrees that the Operating Lender, and its officers, directors and correspondents will not assume liability for, or be responsible for:

(a) the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(b) the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;

(c) any failure to note the amount of any Draft on any Letter of Credit or on any related document or instrument;

(d) any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other person;

(e) any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;

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(f) any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(g) any failure by the Operating Lender to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or Governmental Authority or as a result of any other cause beyond the control of the Operating Lender, or its officers, directors or correspondents.

(3) Obligations Unconditional

The obligations of the Borrower hereunder with respect to all Letters of Credit shall be absolute, unconditional and irrevocable and shall not be reduced by any event, circumstance or occurrence, including any lack of validity or enforceability of a Letter of Credit, or any Draft paid or acted upon by the Operating Lender or any of its officers, directors, agents, employees or correspondents, or any Letter of Credit being fraudulent, forged, invalid or insufficient in any respect (except with respect to their gross negligence or wilful misconduct or payment under a Letter of Credit other than in substantial compliance therewith), or any set-off, defenses, rights or claims which the Borrower may have against any beneficiary or transferee of any Letter of Credit. The obligations of the Borrower hereunder shall remain in full force and effect and shall apply to any alteration to or extension of the expiration date of any Letter of Credit or any Letter of Credit issued to replace, extend or alter any Letter of Credit.

(4) Other Actions

Any action, inaction or omission taken or suffered by the Operating Lender or by any of its officers, directors, agents, employees or correspondents under or in connection with a Letter of Credit or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulation or customs applicable thereto shall be binding upon the Borrower and shall not place the Operating Lender or any of its officers, directors, agents, employees or correspondents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Operating Lender and its officers, directors, agents, employees or correspondents may receive, accept or pay as complying with the terms of a Letter of Credit, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or any person or entity acting as a representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Operating Lender or any of its officers, directors, agents, employees or correspondents or institute any proceedings intended to derogate from the right or ability of the Operating Lender or its officers, directors, agents, employees or correspondents to honour and pay any Letter of Credit or any Drafts.

(5) Payment of Contingent Liabilities

The Borrower shall pay to the Operating Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter of Credit which becomes the subject of any order, judgment, injunction or other such determination (an "Order"), or any petition, proceeding or other application for any Order by the Borrower or any other party, restricting payment under and in accordance with such Letter of Credit or extending the Operating Lender's liability under such Letter of Credit beyond the expiration date stated therein; payment in respect of each such Letter of Credit shall be due forthwith upon demand in the currency in which such Letter of Credit is denominated.

Any amount paid to the Operating Lender pursuant to the preceding paragraph shall be held by the Operating Lender in interest bearing cash collateral accounts (with interest payable for the account of the Borrower at the rates and in accordance with the then prevailing practices of the Operating Lender for accounts of such type) as continuing security for the Obligations (and the Borrower hereby grants to the Agent and the Operating Lender a fixed charge and specific security interest in such amounts as security for the Obligations) and shall, prior to an Event of Default be applied by the Operating Lender against the Obligations for, or (at the option of the Operating Lender) be applied in payment of, such Letter of Credit if payment is required thereunder; after an Event of Default the Operating Lender shall apply such amounts, firstly, against any Obligations in respect of the relevant Letter of Credit, and, after satisfaction of such Obligations or expiry of such Letter of Credit, against any other Obligations as it sees fit or as is directed by the Lenders.

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The Operating Lender shall release to the Borrower any amount remaining in the cash collateral accounts after applying the amounts necessary to discharge the Obligations relating to such Letter of Credit, upon the later of:

(a) the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either terminating any applicable Order or permanently enjoining the Operating Lender from paying under such Letter of Credit;

(b) the earlier of:

(i) the date on which either the original counterpart of such Letter of Credit is returned to the Operating Lender for cancellation or the Operating Lender is or are released by the beneficiary thereof from any other obligation in respect of such Letter of Credit to the satisfaction of the Operating Lender, acting reasonably; and

(ii) the expiry of such Letter of Credit; and

(c) if an Event of Default has occurred, the payment and satisfaction of all Obligations and the cancellation or termination of the Credit Facilities.

(6) No Consequential Damages

Notwithstanding any other provision of the Documents to the contrary, the Operating Lender, the Agent and the Lenders shall not be liable to the Borrower for any consequential, indirect, punitive or exemplary damages with respect to action taken or omitted to be taken by any of them under or in respect of any Letter of Credit.

(7) Uniform Customs and Practice

The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the "Uniform Customs for Letters of Credit") shall in all respects apply to each Letter of Credit that is a letter of credit unless expressly provided to the contrary therein and shall be deemed for such purpose to be part of this Agreement as if fully incorporated herein. The Uniform Rules for Demand Guarantees as most recently published by the International Chamber of Commerce (the "Uniform Customs for Letters of Guarantee") shall in all respects apply to each Letter of Credit that is a letter of guarantee unless expressly provided to the contrary therein and shall be deemed for such purpose to be a part of this Agreement as if fully incorporated herein. In the event of any conflict or inconsistency between the Uniform Customs and the governing law of this Agreement, the Uniform Customs for Letters of Credit or Uniform Customs for Letters of Guarantee, as applicable, shall, to the extent permitted by applicable law, prevail to the extent necessary to remove the conflict or inconsistency.

Article 7
PLACE AND APPLICATION OF PAYMENTS

7.1 Place of Payment of Principal, Interest and Fees; Payments to Agent and the Operating Lender

All payments of principal, interest, fees and other amounts to be made by the Borrower to the Agent and the Lenders (including the Operating Lender) pursuant to this Agreement shall be made to the Agent or the Operating Lender (as the case may be) without set-off, counterclaim, deduction or reduction of any nature or kind whatsoever (for, as applicable, the account of the relevant Lenders, or its own account) in the currency in which the relevant Loan is outstanding for value on the day such amount is due, and if such day is not a Banking Day on the Banking Day next following, by deposit or transfer thereof to the applicable Agent's Account or the Operating Lender's Account, as the case may be, or at such other place as the Borrower and the Agent or the Borrower and the Operating Lender may from time to time agree. Notwithstanding anything to the contrary expressed or implied in

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this Agreement, the receipt by the Agent in accordance with this Agreement of any payment made by the Borrower related to the Syndicated Facility or the Term Loan Facility for the account of any of the relevant Lenders shall, insofar as the Borrower's obligations to the relevant Lenders are concerned, be deemed also to be receipt by such Lenders and the Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.

7.2 Designated Accounts of the Lenders

All payments of principal, interest, fees or other amounts to be made by the Agent to the Lenders pursuant to this Agreement shall be made for value on the day required hereunder, provided the Agent receives funds from the Borrower for value on such day, and if such funds are not so received from the Borrower or if such day is not a Banking Day, on the Banking Day next following, by deposit or transfer thereof at the time specified herein to the account of each Lender designated by such Lender to the Agent for such purpose or to such other place or account as the Lenders may from time to time notify the Agent.

7.3 Funds

Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used in Calgary, Alberta, Toronto, Ontario and New York, New York in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made (for certainty, each such amount advanced, disbursed or paid, as the case may be, in immediately available funds to the extent possible in the relevant jurisdiction).

7.4 Application of Payments

Except as otherwise agreed in writing by all of the Lenders, if any Event of Default shall occur and be continuing, all payments made by the Borrower to the Agent, the Operating Lender and the other Lenders shall be applied in the following order:

(a) to amounts due hereunder as fees other than issuance fees for Letters of Credit;

(b) to amounts due hereunder as costs and expenses;

(c) to amounts due hereunder as default interest;

(d) to amounts due hereunder as interest or issuance fees for Letters of Credit; and

(e) to amounts due hereunder as principal (including reimbursement obligations in respect of Letters of Credit).

7.5 Payments Clear of Taxes; FATCA

(1) Subject to Section 7.5(2), any and all payments by the Borrower to the Agent or the Lenders on account of any obligation of the Borrower shall be made free and clear of, and without deduction or withholding for or on account of, any and all Indemnified Taxes and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any Governmental Authority or under the laws of any international tax authority imposed on the Agent or the Lenders, or by or on behalf of the foregoing (and, for greater certainty, nothing in this Section 7.5(1) shall make the Borrower liable for any Excluded Taxes). In addition, the Borrower agrees to pay any Indemnified Taxes which arise from any payment made under this Agreement or the Loans or in respect of the execution, delivery or registration or the compliance with this Agreement or the other Documents contemplated hereunder. The Borrower shall indemnify and hold harmless the Agent and the Lenders for the full amount of all of the foregoing Taxes (including, for certainty, Indemnified Taxes) or other amounts paid or payable by the Agent or the Lenders and any liability (including penalties, interest, additions to tax and reasonable out-of-pocket expenses) resulting therefrom or with respect thereto.

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(2) If the Borrower shall be required by law to deduct or withhold any Indemnified Taxes from any payment or other amount required to be paid to the Agent or the Lenders hereunder, or if any liability therefor shall be imposed or shall arise from or in respect of any sum payable hereunder, then the sum payable to the Agent or the Lenders hereunder shall be increased as may be necessary so that after making all required deductions, withholdings, and additional Indemnified Taxes payments attributable thereto (including deductions, withholdings or income tax payable for additional sums payable under this provision) the Agent or the Lenders, as the case may be, receive an amount equal to the amount they would have received had no such deductions or withholdings been made or if such additional taxes had not been imposed; in addition, the Borrower shall pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with applicable law, such payment to be made (if the liability is imposed on the Borrower) for its own account or (if the liability is imposed on the Agent or the Lenders) on behalf of and in the name of the Agent or the Lenders, as the case may be. If the liability is imposed on the Agent or the Lenders, the Borrower shall deliver to the Agent or the relevant Lenders evidence satisfactory to the Agent or the Lenders, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.

(3) As soon as practicable after any payment of Indemnified Taxes by Borrower to a Governmental Authority, Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(4) If a payment made to a Lender under any Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable, or the Income Tax Act (Canada)), such Lender shall deliver to the Borrower and/or the Agent (as applicable) at the time or times prescribed by Applicable Laws and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by Applicable Laws (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or the Income Tax Act (Canada) or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 7.5(4), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(5) Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and/or the Agent (as applicable) in writing of its legal inability to do so.

(6) Each party's obligations under this Section 7.5 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations.

7.6 Set-Off

(1) In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of an Event of Default which remains unremedied (whether or not the Loans have been accelerated hereunder), the Agent and each Lender shall have the right (and are hereby authorized by the Borrower) at any time and from time to time to combine all or any of the Borrower's accounts with the Agent or the Lender, as the case may be, and to set-off and to appropriate and to apply any and all deposits (general or special, term or demand) including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness at any time held by the Borrower or owing by such Lender or the Agent, as the case may be, to or for the credit or account of the Borrower against and towards the satisfaction of any Obligations owing by the Borrower, and may do so notwithstanding that the balances of such accounts and the liabilities are expressed in different currencies, and the Agent and each Lender are hereby authorized to effect any necessary currency conversions at the spot rate of exchange announced by the Bank of Canada at 4:30 p.m. (Toronto time) on the Banking Day before the day of conversion.

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(2) The Agent or the applicable Lender, as the case may be, shall notify the Borrower of any such set-off from the Borrower's accounts within a reasonable period of time thereafter, although the Agent or the Lender, as the case may be, shall not be liable to the Borrower for its failure to so notify.

7.7 Margin Changes; Adjustments for Margin Changes

(1) Changes in Applicable Pricing Rate shall be effective:

(a) from and as of the day the Borrower delivers a Compliance Certificate pursuant hereto evidencing a change in the Consolidated Senior Debt to EBITDA Ratio which results in a change in the Applicable Pricing Rate in accordance with the provisions of such definition; and

(b) without the necessity of notice to the Borrower,

provided that, notwithstanding the foregoing provisions of this Section 7.7, if the Borrower has failed to deliver a Compliance Certificate for the immediately preceding fiscal quarter in accordance with the provisions hereof, then the Consolidated Senior Debt to EBITDA Ratio shall be deemed to be greater than 3.00:1.00 for the purposes of determining the Applicable Pricing Rate until the Borrower has remedied such failure and delivered such Compliance Certificate (and, from and after such delivery, the Applicable Pricing Rate shall be based upon the Consolidated Senior Debt to EBITDA Ratio set forth in such Compliance Certificate for the remainder of the period until the next such Compliance Certificate is required to be delivered hereunder). With respect to CORRA Loans and SOFR Loans outstanding on the effective date of any such change in Applicable Pricing Rate, changes in the Applicable Pricing Rate shall become applicable thereto upon the next Rollover or Conversion thereof after such change.

Article 8
REPRESENTATIONS AND WARRANTIES

8.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders are relying upon such representations and warranties:

(a) Existence and Good Standing

The Borrower and each of its Subsidiaries is a corporation validly existing and in good standing under the laws of its jurisdiction of formation or is a partnership or trust validly existing under the laws of its jurisdiction of formation; each is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration, except for jurisdictions where the failure to be so registered or qualified would not have and would not reasonably be expected to have a Material Adverse Effect, and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.

(b) Authority

The Borrower and each of its Material Subsidiaries has full power, legal right and authority to enter into the Documents to which it is a party and do all such acts and things as are required by such Documents to be done, observed or performed, in accordance with the terms thereof.

(c) Valid Authorization and Execution

The Borrower and each of its Material Subsidiaries has taken all necessary corporate, partnership and other action (as applicable) of its directors, shareholders, partners, trustees and other persons (as applicable) to authorize the execution, delivery and performance of the Documents to which it

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is a party and to observe and perform the provisions thereof in accordance with the terms therein contained.

(d) Validity of Agreement; Non-Conflict

None of the authorization, execution or delivery of this Agreement or performance of any obligation pursuant thereto requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or in contravention of (i) any applicable law, (ii) the Borrower's or any of its Material Subsidiary's articles, by-laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (iii) the provisions of any other indenture, instrument, undertaking or other agreement to which any of the Borrower or any of its Subsidiaries is a party or by which they or their respective properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect. The Documents when executed and delivered will constitute valid and legally binding obligations of the Borrower and each of its Material Subsidiaries which is a party thereto enforceable against each such party in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application limiting the enforceability of creditors' rights, to general principles of equity and to the fact that equitable remedies are only available in the discretion of the court.

(e) Ownership of Property

The Borrower and each of its Material Subsidiaries has good and valid title to its Borrowing Base Properties including, without limitation, its P&NG Rights, P&NG Leases and to its other material property, including the right to extract, produce, take and retain therefrom all Petroleum Substances associated therewith or related thereto, subject to Permitted Encumbrances and to minor defects of title which, individually or in the aggregate, do not materially affect their respective rights of ownership of the Borrower and each of its Material Subsidiaries to such P&NG Rights, the value thereof or their right or ability to extract, produce, take and retain therefrom all Petroleum Substances associated therewith or related thereto.

(f) Operation of Properties

To the Borrower's knowledge:

(i) all of the oil, gas and other wells of the Borrower and each of its Material Subsidiaries have been drilled, completed, shut-in or abandoned (and they have abandoned such wells if they were required by Applicable Law to have been abandoned); and

(ii) all property owned or operated by the Borrower and each of its Material Subsidiaries has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all Applicable Laws, in each case, except to the extent that the failure to do so would not have and would not reasonably be expected to have a Material Adverse Effect.

(g) Debt

Neither the Borrower nor any of its Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which the Borrower or any Subsidiary thereof is now or may hereafter become liable for, any Debt other than Permitted Debt.

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(h) Encumbrances

Neither the Borrower nor any of its Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any person may have or be entitled to any Security Interest on or in respect of its property and assets or any part thereof except for Permitted Encumbrances.

(i) No Material Adverse Effect

No event or circumstance has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect.

(j) No Omissions

The Borrower has made available to the Agent and the Lenders all material information necessary to make any representations, warranties and statements contained in this Agreement not misleading in any material respect in light of the circumstances in which they are given.

(k) No Default

No Default or Event of Default has occurred or is continuing or would exist as a result of, or occur following, any Drawdown hereunder.

(l) Financial Condition

(i) The audited and unaudited consolidated financial statements of the Borrower delivered to the Lenders and the Agent pursuant hereto present fairly, in all material respects, the consolidated financial condition of the Borrower as at the date thereof and the results of the consolidated operations thereof for the fiscal year or fiscal quarter (as applicable) then ending, all in accordance with GAAP consistently applied.

(ii) Except as has been disclosed to the Agent from time to time by written notice in accordance with the provisions of this Agreement, no filing is imminent of a report or of a material change as required to be filed by the Borrower or any Subsidiary with any securities commission or exchange or with any Governmental Authority having jurisdiction over the issuance and sale of securities of the Borrower or any Subsidiary and which material change would have or would reasonably be expected to have a Material Adverse Effect.

(m) Information Provided

All information, materials and documents, including all throughput and cash flow projections, economic models, engineering data, capital and operating budgets and other information and data:

(i) prepared and provided to the Agent by the Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, in the case of projections, prepared in good faith based upon reasonable assumptions at the date of preparation, and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof; and

(ii) to the extent prepared by persons other than the Borrower or any of its Subsidiaries and provided to the Agent by or on behalf of the Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, to the best of the knowledge of the Borrower, after due inquiry: (A) in the case of projections, prepared in good faith based upon reasonable assumptions at the

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date of preparation; and (B) in all other cases, true, complete and correct in all material respects as of the respective dates thereof.

(n) Absence of Litigation

There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries, their property or any of their undertakings and assets, at law, in equity or before any arbitrator or before or by any Governmental Authority having jurisdiction in the premises in respect of which there is a reasonable possibility of a determination adverse to the Borrower or any of its Subsidiaries and which, if determined adversely, would have or would reasonably be expected to have a Material Adverse Effect.

(o) Judgments; Etc.

Except as previously disclosed in writing to the Agent, neither the Borrower nor any of its Subsidiaries is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other persons engaged in similar businesses) which has not been stayed, or of which enforcement has not been suspended, which have resulted in a liability, obligation or judgment in excess of the Threshold Amount or has had or would reasonably be expected to have a Material Adverse Effect.

(p) Compliance with Applicable Laws, Court Orders and Agreements

The Borrower and each of its Subsidiaries and their respective property, businesses and operations are in compliance with all Applicable Laws (including all applicable Environmental Laws), all Required Permits, all applicable directives, judgments, decrees, injunctions and orders rendered by any Governmental Authority (including, for certainty, directives, orders and liability assessments of each relevant Energy Regulator) or court of competent jurisdiction, its articles, by-laws and other constating documents, all agreements or instruments to which it is a party or by which its property or assets are bound, and any employee benefit plans, except, in any of the foregoing cases, to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect.

(q) Required Permits in Effect

All Required Permits are in full force and effect, except to the extent that the failure to have or maintain the same in full force and effect would not, when taken in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(r) Remittances Up to Date

All of the material remittances required to be made by the Borrower and its Subsidiaries to Governmental Authorities have been made, are currently up to date and there are no outstanding arrears, other than those which are being contested by Permitted Contest.

(s) Environmental

(i) To the best of the knowledge and belief of the Borrower, after due inquiry, the Borrower, its Subsidiaries and their respective properties, assets and undertakings taken as a whole comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except, in each case, to the extent that failure to so comply would not have and would not reasonably be expected to

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have a Material Adverse Effect; further, the Borrower does not know, and has no reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance have or would reasonably be expected to have a Material Adverse Effect.

(ii) The Borrower and its Subsidiaries have not received written notice and, except as previously disclosed to the Agent in writing, have no knowledge after due inquiry, of any facts which would reasonably be expected to give rise to any notice of non-compliance with any Environmental Laws, which non-compliance has or would reasonably be expected to have a Material Adverse Effect and have not received any notice that the Borrower or any of its Subsidiaries is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action in connection with their respective properties, assets and undertakings where such clean up or corrective action has or would reasonably be expected to have a Material Adverse Effect.

(t) Pension

The Borrower and each of its Subsidiaries has in all respects complied with the contractual provisions and Applicable Laws relating to each Pension Plan to which it is a party or by which it is otherwise bound, except to the extent failure to comply would not and would not reasonably be expected to have a Material Adverse Effect.

(u) Taxes

The Borrower and each of its Subsidiaries has duly filed on a timely basis all tax returns required to be filed and have paid all material Taxes which are due and payable, and have paid all material assessments and reassessments, and all other material Taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against them, other than those which are being contested by them by Permitted Contest; they have made adequate provision for, and all required instalment payments have been made in respect of, Taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by them or the payment of any Taxes; there are no actions or proceedings being taken by any taxation authority in any jurisdictions where the Borrower or any of its Subsidiaries carries on business to enforce the payment of any Taxes by them other than those which are being contested by them by Permitted Contest; and there are no Security Interests for Taxes (other than Permitted Encumbrances) that have been filed.

(v) Hedging

Neither the Borrower nor any of its Subsidiaries is a party to any Financial Instruments other than Permitted Hedging (and, for certainty, neither the Borrower nor any of its Subsidiaries is a party to any Financial Instruments other than Lender Financial Instruments).

(w) Fiscal Year

The fiscal year end of the Borrower and each of its Subsidiaries is December 31.

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(x) Wholly-Owned Status of Material Subsidiaries (if any)

Each Material Subsidiary (if any) is a direct or indirect Wholly-Owned Subsidiary of the Borrower.

(y) Subsidiaries and Material Subsidiaries

As of the date hereof, the Borrower has no Subsidiaries other than as set out in Schedule I annexed hereto and Schedule I annexed hereto is a complete and accurate list of: (i) the jurisdictions of formation of the Borrower and each Subsidiary, (ii) each Subsidiary of the Borrower designated as a Material Subsidiary, (iii) the location of the chief executive office of the Borrower and its Subsidiaries, (iv) the location of the Borrower's and its Subsidiaries' respective businesses and material real property and tangible personal property and assets, and (v) the trade names, if any, used by the Borrower's and its Subsidiaries in the locations referred to in clause (iv) above. As of the date hereof, the legal and beneficial owners of the issued and outstanding Voting Securities of each Material Subsidiary and the Borrower's other Subsidiaries are as set out in Schedule I annexed hereto.

(z) Insurance

The Borrower and each of its Material Subsidiaries maintains, in full force and effect, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses and against such casualties and contingencies and in such types and amounts as are in accordance with prudent business practices for corporations or other entities of the size and type of business and operations as the Borrower and each such Material Subsidiary.

(aa) Sanctions; Anti-Corruption Laws; Anti-Money Laundering/ Anti-Terrorist Financing Laws

(i) No part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any person (including any Lender and the Agent) of (A) any Sanctions or (B) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(ii) None of the Borrower nor any of its Subsidiaries (A) is, or will become a Sanctioned Person or (B) knowingly, after due inquiry, engages or will engage in any dealings or transactions, or is or will be otherwise knowingly, after due inquiry, associated, with any Sanctioned Person that would result in any violation of (y) any Sanctions or (z) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(iii) Each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all respects with all Sanctions and all applicable regulations, rules and executive orders administered by any Sanctions Authority.

(iv) To its knowledge, after due inquiry, each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Money Laundering/ Anti-Terrorist Financing Laws.

(v) The Borrower and its Subsidiaries, to the Borrower's knowledge after due inquiry, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Anti-Money Laundering/ Anti-Terrorist Financing Laws in which there is a reasonable possibility of an adverse decision and, to the Borrower's knowledge

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after due inquiry, no such investigation, inquiry or proceeding is pending or has been threatened.

(vi) Each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Corruption Laws. No part of the proceeds of any Drawdown or any drawings under any Letter of Credit has been used or will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Laws.

(vii) The Borrower and its Subsidiaries are subject to policies and procedures in place which ensure that each of the foregoing representations and warranties in this Section 8.1(aa) are true and correct at all times.

(bb) Interest Act (Canada)

(i) This Agreement and the other Documents, including Article 5 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document.

(ii) The Borrower and the Material Subsidiaries are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Article 5 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder.

(cc) Abandonment and Reclamation Liabilities

The Borrower and each of its Subsidiaries is in material compliance with all Applicable Laws, directives, orders and liability assessments of each relevant Energy Regulator.

8.2 Deemed Repetition

(1) On the date of delivery by the Borrower of a Drawdown Notice to the Agent or the Operating Lender (as the case may be), and again on the date of any Drawdown made by the Borrower pursuant thereto:

(a) the Borrower shall be deemed to have represented to the Agent and the Lenders that each of the representations and warranties set forth in Section 8.1 (other than those expressed to be given as of a specific date) are true and accurate in all material respects (other than those representations and warranties which are already subject to a material threshold (such as Material Adverse Effect), which shall be true and accurate in all respects); and

(b) the Borrower shall be deemed to have represented to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event or circumstance has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event or circumstance occur as a result of, or exist immediately after, the aforementioned Drawdown.

(2) On the date of delivery by the Borrower of a Conversion Notice or Rollover Notice to the Agent or the Operating Lender (as the case may be), and again on the date of any Conversion or Rollover, the Borrower

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shall be deemed to have represented and warranted to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event or circumstance has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event or circumstance occur as a result of, or exist immediately after, the aforementioned Conversion or Rollover, as the case may be.

8.3 Other Documents

All representations, warranties, certifications and statements of the Borrower or any Subsidiary thereof contained in any other Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by the Borrower to the Agent and the Lenders under Section 8.1 of this Agreement.

8.4 Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder or in any certificate, notice, instrument or other Document delivered in connection therewith shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof or as at another date.

8.5 Nature of Representations and Warranties

The representations and warranties set out in this Agreement or deemed to be made pursuant hereto shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until this Agreement has been terminated, provided that the representations and warranties relating to environmental matters shall survive the termination of this Agreement.

Article 9
GENERAL COVENANTS

9.1 Affirmative Covenants of the Borrower

So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 15.10) a Majority of the Lenders otherwise consent in writing:

(a) Punctual Payment and Performance

It shall duly and punctually pay the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by the Borrower hereunder in the manner specified hereunder and the Borrower shall perform and observe all of its obligations under this Agreement and under any other Document to which it is a party.

(b) Books and Records

It shall keep and cause each Material Subsidiary to keep proper books of record and account in which complete and correct entries will be made of its transactions in accordance with GAAP.

(c) Maintenance and Operation

It shall do or cause to be done, and will cause each Subsidiary to do or cause to be done, all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with sound, diligent and prudent industry practice (for certainty, with respect to its fixtures and tangible personal property, consistent with sound industry practice for the nature, age and operating characteristics of such fixtures

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and tangible personal property) and Applicable Laws, and in the case of its petroleum and natural gas reserves, in accordance with good oilfield practices, in each case, except to the extent that the failure to do or cause to be done the same would not have and would not reasonably be expected to have a Material Adverse Effect, and at all times cause the same to be owned, operated, maintained and used in compliance with all terms of any applicable insurance policy.

(d) Maintain Existence; Compliance with Legislation Generally; Required Permits

Except as otherwise permitted by Section 9.2(c) and 9.2(k), the Borrower shall, and shall cause each of its Material Subsidiaries, to preserve and maintain its corporate, partnership or trust existence (as the case may be) as a corporation, partnership or trust existing under the laws of Canada or any province thereof. The Borrower shall do or cause to be done, and shall cause its Subsidiaries to do or cause to be done, all acts necessary or desirable to comply with all Applicable Laws and all agreements or instruments to which it is a party or by which its property or assets are bound, except where such failure to comply does not and would not reasonably be expected to have a Material Adverse Effect, and to preserve and keep in full force and effect all Required Permits and all other franchises, licences, rights, privileges, permits and Governmental Authorizations necessary to enable the Borrower and each of its Subsidiaries to operate and conduct their respective businesses in accordance with prudent industry practice, except to the extent that the failure to have any of the same does not and would not reasonably be expected to have a Material Adverse Effect.

(e) Budgets, Financial Statements, Engineering Reports and Other Information

The Borrower shall deliver to the Agent with sufficient copies for each of the Lenders:

(i) Annual Capital and Operating Budgets – as soon as available and, in any event, within 90 days after the end of each of its fiscal years, a copy of its annual consolidated capital budget and operating budget for the next fiscal year (approved by the board of directors of the Borrower);

(ii) Annual Financials – as soon as available and, in any event, within 90 days after the end of each of its fiscal years, copies of the Borrower's audited annual financial statements on a consolidated basis, consisting of a statement of financial position, statement of income, statement of cash flows and statement of changes in shareholders' equity for each such year, together with the notes thereto prepared in accordance with GAAP consistently applied, together with a report and unqualified opinion of the Borrower's auditors thereon and including any management letters provided by the auditors in connection with such audit; provided that the Borrower shall be deemed to have satisfied its obligations under this Section 9.1(e)(ii) if and to the extent the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.com, and the Borrower shall have notified the Agent of such filing;

(iii) Quarterly Financials – as soon as available and, in any event within 45 days after the end of each of its first, second and third fiscal quarters, copies of the Borrower's unaudited quarterly financial statements on a consolidated basis, in each case consisting of a statement of financial position, statement of income, statement of cash flows and statement of changes in shareholders' equity for each such period all in reasonable detail and stating in comparative form the figures for the corresponding date and period in the previous fiscal year, all prepared in accordance with GAAP consistently applied; provided that the Borrower shall be deemed to have satisfied its obligations under this Section 9.1(e)(iii) if and to the extent the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.com, and the Borrower shall have notified the Agent of such filing;

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(iv) Compliance Certificate – concurrently with furnishing the financial statements pursuant to Section 9.1(e)(ii) or Section 9.1(e)(iii) or providing notice to the Agent of the filing thereof with the Canadian Securities Administrators in the SEDAR+ filing system at www.sedarplus.com, a Compliance Certificate stating that, inter alia, the representations and warranties made by the Borrower in Section 8.1 are true and accurate in all material respects as at the date thereof (save and except for: (i) the representations and warranties in Section 8.1 which are expressed to be as of a specific date; and (ii) those representations and warranties in Section 8.1 which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and accurate in all respects on and as of the date thereof), that no event has occurred or is continuing which would constitute a Default or Event of Default (or, if applicable, specifying the defaults or events notified in accordance with Section 9.1(h) below), and: (A) providing the applicable Consolidated Senior Debt to EBITDA Ratio calculation, together with the particulars of each of the definitions and elements included in the determination of such ratio; (B) providing the Liability Management Rating of the Borrower and each of its Subsidiaries, in each case, as at the end of the applicable fiscal year or fiscal quarter, as the case may be, together with the particulars of each of the definitions and elements included in the determination of such Liability Management Rating;

(v) Financial Instruments – unless detailed in the financial statements furnished pursuant to Sections 9.1(e)(ii) and (iii), concurrently with furnishing such financial statements, a report on the status of all outstanding Financial Instruments, including, inter alia, detailing the mark-to-market value of all outstanding Financial Instruments and demonstrating compliance with Section 9.2(i), such report to be in a form and containing such information as may be required by the Lenders, acting reasonably;

(vi) Dispositions of P&NG Rights – concurrently with furnishing the financial statements pursuant to Sections 9.1(e)(ii) and (iii), a report detailing sales, transfers, assignments or other Dispositions of P&NG Rights by the Borrower and its Material Subsidiaries in the immediately preceding fiscal quarter or fiscal year (as the case may be), such report to be in a form and containing such information as may be required by the Lenders, acting reasonably;

(vii) Annual Independent Engineering Report – on or prior to March 31 of each year, an Engineering Report, effective as of the immediately preceding December 31, prepared by an Independent Engineer, together with the lease operating statements of the Borrower for the immediately preceding 12 months;

(viii) Semi Annual Engineering Update – on or prior to October 31 of each year, a written update to the engineering and reserves information provided in the Engineering Report previously delivered pursuant to Section 9.1(e)(vii), effective as of the immediately preceding September 30, prepared by the internal engineering staff of the Borrower, together with the lease operating statements of the Borrower for the immediately preceding 12 months; such update to include such updated reserve information and other information and otherwise to be in form and substance as may be required by the Agent and the Lenders, each acting reasonably;

(ix) Energy Regulator Notices/Minimum Annual Spend Requirements – promptly following receipt thereof by the Borrower or any Subsidiary:

(A) copies of: (x) any ARO Orders (and any amendments, supplements or other modifications thereto), including Material Orders, or other notices or communications related to any material directives, rules, regulations or other orders issued by any applicable Energy Regulator to the Borrower or any Subsidiary or otherwise affecting any of their assets and, in each case, relating to any material non-compliance by the Borrower or any Subsidiary with any

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applicable Environmental Laws, including liability assessments, potential or designated problem site notices, requirement to post security deposits (including any Energy Regulator Demand for Deposits) and operator insolvency notices; and (y) any notices or other communications from an Energy Regulator with respect to any minimum annual spend requirements of the Borrower and its Subsidiaries for the abandonment and/or reclamation of upstream oil and gas wells, facilities, and pipelines (including any amendments, supplements or other modifications to such minimum annual spend requirements as may be notified or otherwise communicated to the Borrower or any Subsidiary);

(B) promptly following delivery thereof by the Borrower or any Subsidiary, notice to the Agent if any security deposits are given by or issued on the Borrower or any Subsidiary's behalf to any applicable Energy Regulator in respect of any Energy Regulator Demand for Deposit; and

(C) promptly following receipt by the Borrower or any Subsidiary of any ARO Orders pursuant to subparagraph (A) above, the Borrower shall provide the Agent with a reasonable estimate of all costs associated with such ARO Orders within fifteen (15) Banking Days of its receipt of the applicable order or demand, and shall deliver to the Agent all such other relevant information related to such estimate as may be reasonably required by any Lender;

(x) Abandonment and Reclamation Report – prior to March 31 and October 31 of each year:

(A) a semi-annual Abandonment and Reclamation Report for the relevant six-month period ending the preceding December 31 and June 30, respectively; and

(B) from and after the date that the Alberta Energy Regulator begins to prepare and deliver the same to the Borrower or any of its Subsidiaries, copies of all reports, notices and other communications delivered by the Alberta Energy related to any assessments of the Borrower and its Subsidiaries in connection with the LCA;

(xi) Quarterly Determinations of Consolidated Total Debt to EBITDA Ratio – subject to the provisos below in this clause (xi), within the first 10 Banking Days of each fiscal quarter of the Borrower, an Officer's Certificate certifying the following as of the first day of such quarter:

(A) (i) the Consolidated Total Debt to EBITDA Ratio (determined as at the last day of the immediately preceding fiscal quarter) and (ii) the Consolidated Total Debt to EBITDA Ratio on a forecasted pro forma basis for the next twelve calendar months; such forecast to incorporate no less than sustaining capital expenditures based on the last twelve months' average daily production (net of royalties) of Petroleum Substances of the Borrower and the Material Subsidiaries from their P&NG Rights and, in the case of (i) and (ii) above, such Officer's Certificate to set out the particulars of each of the definitions and elements included in the determination of the Consolidated Total Debt to EBITDA Ratios determined as aforesaid;

(B) the unrestricted cash and Cash Equivalents of the Borrower and its Material Subsidiaries (excluding therefrom any Excluded Deposits/Amounts and, for certainty, cash and Cash Equivalents is required for another use, including, to fund capital expenditures (whether sustaining or otherwise)); and

(C) the undrawn availability under the Credit Facilities,

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in each case, for certainty, as at the first day of such fiscal quarter; provided, however, that the Borrower may, in its sole discretion, elect to not deliver an Officer's Certificate in accordance with the above for any fiscal quarter, with no further action required (and, for greater certainty, such election shall not result in ay Default or Event of Default) (each, a "Non-Delivery Election"), provided, further, that no Distributions pursuant to clause (c) of the definition of Permitted Distribution and no Permitted Prepayment shall, in either case, be permitted in any fiscal quarter in which the Borrower has made a Non-Delivery Election unless, at least 10 Banking Days prior to such Distribution or Permitted Prepayment, the Borrower delivers to the Agent an Officer's Certificate certifying the matters set forth in sub-clauses (A) through (C) above as of the first day of such fiscal quarter and the other constituent elements of clause (c) of the definition of Permitted Distribution or of the definition of Permitted Prepayment, as the case may be, are otherwise satisfied; and

(xii) Other – at the request of the Agent, such other information, reports, engineering data, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of the Borrower or the business, affairs, financial condition, property or assets of any of its Subsidiaries as the Agent may reasonably request.

(f) Rights of Inspection

At any reasonable time and from time to time upon reasonable prior notice, the Borrower shall permit and shall cause its Subsidiaries to permit, the Agent and any Lender or any representative thereof (at the expense of the Borrower during the continuance of a Default or Event of Default and, otherwise, at the expense of the Agent or such Lender, as applicable) to (i) examine and make copies of and abstracts from the records and books of account of the Borrower or any of its Subsidiaries, (ii) visit and inspect the premises and properties of the Borrower or any of its Material Subsidiaries (in each case at the risk of the Borrower, except for the gross negligence or wilful misconduct of the inspecting party or the failure of any such inspecting party to comply with Applicable Law or the Borrower's or any such Subsidiary's health and safety requirements, as advised to such inspecting party), and (iii) discuss the affairs, operations, finances and accounts of the Borrower or any of its Subsidiaries with any of the officers or directors of the Borrower or any of its Subsidiaries.

(g) Notice of Material Litigation

The Borrower shall promptly, and in any event no later than 5 Banking Days after becoming aware of the same, provide written notice to the Agent of any litigation, proceeding or dispute affecting the Borrower or any of its Subsidiaries in respect of a demand or claim in respect of which there is a reasonable possibility of an adverse determination and which if adversely determined would reasonably be expected to result in a liability, obligation or judgment in excess of the Threshold Amount or to have a Material Adverse Effect, and shall from time to time furnish to the Agent all reasonable information requested by the Agent concerning the status of any such litigation, proceeding or dispute.

(h) Notice of Default or Event of Default

The Borrower shall promptly deliver to the Agent, and in any event no later than 3 Banking Days after becoming aware of a Default or the occurrence of an Event of Default, an Officer's Certificate

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describing in detail such Default or such Event of Default and specifying the steps, if any, being taken to cure or remedy the same.

(i) Notice of Material Adverse Effect

The Borrower shall promptly, and in any event no later than 3 Banking Days after becoming aware of the same, provide written notice to the Agent of any event, circumstance or condition that has had, or would reasonably be expected to have, a Material Adverse Effect.

(j) Notice of Shut-ins of Production

The Borrower shall promptly, and in any event within 5 Banking Days following any date on which the Borrower and its Subsidiaries, collectively, have shut-in and/or abandoned wells and/or otherwise has inactive wells which in each case were previously active (producing) wells at the end of the most recently completed Quarter End, together with all other previously shut-in and/or abandoned wells and/or otherwise has inactive wells which were previously active (producing) wells at the end of the most recently completed Quarter End (excluding shut-ins undertaken in the normal course of completions activities and shut-ins of wells which were completed during the most recently completed fiscal quarter and which shut-ins are forecasted to continue for a period of at least six months due to capacity constraints at any processing facilities), where the aggregate average daily production (net of royalties) of Petroleum Substances associated with such wells exceeds 10% of the Borrower's and its Material Subsidiaries' aggregate average daily production (net of royalties) of Petroleum Substances for the then most recently completed Quarter End, deliver to the Agent written notice of which wells have been shut-in and/or abandoned wells and/or otherwise has inactive wells which were previously active (producing) wells and the amount of associated production which has been shut-in and/or abandoned and/or which is no long active producing.

(k) Notice of Permitted Junior Debt

The Borrower shall promptly provide to the Agent:

(i) not less than 10 Banking Days' prior written notice of its intention to incur Permitted Junior Debt, together with a copy of the proposed Junior Debt Financing Agreement;

(ii) not less than 10 Banking Days' prior written notice of any proposed alteration, amendment, modification or supplement to, or restatement of, any Junior Debt Financing Agreement (or any waiver or consent to like effect, but excluding waivers or consents granted to the Borrower or its Subsidiaries), which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent;

(iii) promptly after the receipt thereof, furnish to the Agent a true and complete copy of any consent or waiver provided to the Borrower or any Subsidiary pursuant to or in connection with any Junior Debt Financing Agreement;

(iv) as soon as reasonably practicable, and in any event no later than 3 Banking Days after becoming aware of any default, event of default or similar event or circumstance under any Junior Debt Financing Agreement, an Officer's Certificate describing in detail such default, event of default or similar event or circumstance and specifying the steps, if any, being taken to cure or remedy the same.

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(l) Notice of Casualty Event

The Borrower will, promptly upon becoming aware thereof, notify the Agent in writing of any Casualty Event, whether or not insured, where the fair market value of the assets affected is in excess of the Threshold Amount in aggregate in any fiscal year.

(m) Notice of Certain Dispositions, Hedge Monetizations, Asset Acquisitions and Fundamental Transactions

The Borrower shall provide prior written notice to the Agent of any intended Disposition (direct or indirect, including by way of the sale of a Material Subsidiary or the granting of a royalty), any Asset Acquisition, any Fundamental Transaction and any Hedge Monetization, in each case, by the Borrower or any of its Material Subsidiaries, to the extent that the Borrower would require consent of the Lenders to close or otherwise effect the same pursuant to Section 9.2(d), 9.2(g) or 9.2(k), such notice to be provided by the Borrower to the Agent not less than 30 days prior to the closing thereof or other giving effect to any of the foregoing.

(n) Notice of New Material Subsidiaries

The Borrower shall promptly provide written notice to the Agent of the acquisition, creation or existence of each new Material Subsidiary after the date hereof.

(o) Securities Disclosure

The Borrower shall, promptly, furnish to the Agent copies of all annual reports, quarterly reports, material change reports and other material reports, notices and other non-confidential information that the Borrower is required by applicable law or stock exchange requirements to file with any securities commission or stock exchange, furnish to its shareholders or publicly disclose (whether by way by advertisement or otherwise), except for insider reports and, for certainty, other filings which are of an administrative nature and do not contain any material information with respect to the business, affairs or financial condition of the Borrower and its Subsidiaries. The Borrower shall be deemed to have satisfied its obligations under this Section 9.1(o) if and to the extent any of the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.com, and the Borrower shall have notified the Agent of such filing.

(p) Payment of Royalties, Taxes, Withholdings, etc.

The Borrower shall, and shall cause its Subsidiaries to, from time to time pay or cause to be paid when due all royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Borrower and its Subsidiaries or any of the assets of the Borrower or its Subsidiaries, as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings

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is being contested by the Borrower or its Subsidiaries by a Permitted Contest, and to duly file on a timely basis all tax returns required to be filed.

(q) Wholly-Owned Status

Each Material Subsidiary will at all times be a direct or indirect Wholly-Owned Subsidiary of the Borrower.

(r) Payment of Preferred Claims

The Borrower shall, and shall cause its Subsidiaries to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers' compensation obligations, government royalties or pension fund obligations and any other amount which would or would reasonably be expected to result in a lien, charge, Security Interest or similar encumbrance against the assets of the Borrower or such Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by the Borrower or its Subsidiaries by a Permitted Contest.

(s) Environmental Covenants

(i) Without limiting the generality of Section 9.1(d) above, the Borrower shall, and shall cause its Subsidiaries and any other party acting under their direction to, (A) conduct their business and operations so as to comply at all times with all Environmental Laws, (B) promptly take any and all actions necessary to cure any violation of Environmental Laws or respond to any demand or claim or remediate any environmental damage, and (C) use, employ, process, emit, generate, store, handle, transport, dispose of and/or arrange for the disposal of any and all Hazardous Materials in, on or, directly or indirectly, related to or in connection with their respective properties or assets or any portion thereof in a manner consistent with prudent industry practice and in compliance in all material respects with all applicable Environmental Laws and in a manner which does not constitute a Release or pose a significant risk to human health, safety (including occupational health and safety) or the environment, except, in respect of each of the foregoing clauses (A), (B) and (C), where failure to do so, either alone or in conjunction with any other such non-compliance, would not have or would not reasonably be expected to have a Material Adverse Effect.

(ii) If the Borrower or its Subsidiaries shall:

(A) receive or give any notice that a violation of any Environmental Law has or may have been committed or is about to be committed by the same, and if such violation has or would reasonably be expected to have a Material Adverse Effect;

(B) receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a violation of any Environmental Law, and if such violation would reasonably be expected to have a Material Adverse Effect; or

(C) receive any notice requiring the Borrower or a Subsidiary thereof, as the case may be, to take any action in connection with the Release of Hazardous Materials into the environment or alleging that the Borrower or the Subsidiary may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby, and if such action or liability has or would reasonably be expected to have a Material Adverse Effect,

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the Borrower shall promptly provide the Agent with a copy of such notice and shall, or shall cause the Borrower or such Subsidiary to, furnish or cause to be furnished to the Agent from time to time all reasonable information requested by the Agent relating to the same.

(t) Use of Loans

The Borrower shall use all Loans and the proceeds thereof solely for the purposes set forth in Section 2.3 hereof.

(u) Required Insurance

The Borrower shall, and shall cause its Subsidiaries to, maintain, in full force and effect with financially sound and reputable insurers, insurance with respect to their respective properties and business and against such casualties and contingencies and in such types and such amounts as shall be in accordance with prudent business practices for corporations or other entities of the size and type of business and operations as the Borrower and its Subsidiaries.

(v) Compliance With P&NG Leases

The Borrower shall, and shall cause its Subsidiaries to, comply in all respects with the P&NG Leases relating to P&NG Rights, except to the extent the failure to do so would not have or would not reasonably be expected to have a Material Adverse Effect.

(w) Ownership of Certain P&NG Rights

The Borrower shall ensure that all of the P&NG Rights which comprise or relate to proved or probable reserves (including any related P&NG Leases and related facilities, infrastructure and tangibles) are directly owned by the Borrower or its Wholly-Owned Subsidiaries or any combination thereof.

(x) Keepwell

The Borrower shall, and shall ensure that, to the extent any Subsidiary is a Qualified ECP Guarantor, the Borrower and each Subsidiary shall, absolutely, unconditionally and irrevocably undertake to provide such funds or other support as may be needed from time to time by the Borrower or any Subsidiary (that provides a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) to honour all of its obligations under its Guarantee in respect of Financial Instrument Obligations (provided, however, the Borrower and each Subsidiary shall only be liable under such undertaking for the maximum amount of such liability that can be incurred without rendering its obligations under this undertaking, or otherwise under the Documents to which it is a party, voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Borrower and each Subsidiary under this undertaking shall remain in full force and effect until discharged in accordance with the provisions of the relevant Document. The Borrower intends that this Section and the undertaking provided for shall constitute, and shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of the Borrower and its Subsidiaries (that provide a guarantee to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers) for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

(y) Maintenance of Fiscal Year

The Borrower shall, and shall cause its Material Subsidiaries to, maintain a fiscal year ending on December 31.

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(z) Anti-Money Laundering/ Anti-Terrorist Financing Laws; Sanctions; Anti-Corruption Laws Representations Continue to be True

The Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that, and have and be subject to, policies and procedures in place which are designed to ensure that, the representations and warranties in Section 8.1(aa) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

(aa) Minimum ARO Spend

From and after the date that any Energy Regulator requires licensees in its relevant jurisdiction to meet a minimum annual spend for the abandonment and/or reclamation of upstream oil and gas wells, facilities, and pipelines located in its applicable jurisdiction, the Borrower shall, and shall cause its Subsidiaries to, be in compliance with such minimum annual spend as determined from time to time by such Energy Regulator.

(bb) Mandatory Hedging

(i) Within 45 days of the Woodcote Transaction Drawdown:

(A) the Borrower shall have prepared and delivered to the Agent and the Lenders a hedging plan which will provide for the maintenance of Commodity Agreements constituting Lender Financing Instruments providing for an aggregate notional amount of Expected Production, on a BOE/day basis, that demonstrates full repayment of all Obligations outstanding under the Term Loan Facility on or before the Term Loan Facility Maturity Date, such hedging plan in form and substance satisfactory to the Majority of the Lenders, acting reasonably (the "Approved Hedging Plan"); and

(B) the Borrower shall have entered into and delivered evidence to the Agent and the Lenders that it has entered into Lender Financing Instruments which satisfies the Approved Hedging Plan (the "Mandatory Hedging"); and

(ii) until the Term Loan Facility Termination Date, the Borrower shall at all times maintain in full force and effect the Mandatory Hedging in accordance with the Approved Hedging Plan.

(cc) Burgess Royalty Agreements

(i) The Borrower shall comply, in all material respects, with all covenants and terms of the Burgess Royalty Agreement and each Burgess Royalty Assumption Agreement.

(ii) The Borrower shall provide to, or cause to be provided to, the Agent written notice of any payment default in excess of the Threshold Amount under the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement in respect of which Burgess or Cavalier has provided notice thereof to the Borrower pursuant to the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement, in each case, upon receipt by the Borrower.

(iii) The Borrower shall promptly provide to, or cause to be provided to, the Agent a true and complete copy of any material amendment, modification or restatement of, or any material waiver or consent under, the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement.

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9.2 Negative Covenants of the Borrower

So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 15.10) a Majority of the Lenders otherwise consent in writing:

(a) Change of Business

The Borrower shall not, and shall not permit any Material Subsidiary to, change in any material respect the nature of its business or operations from the types of businesses and operations carried on by the Borrower and its Material Subsidiaries on the date hereof.

(b) Negative Pledge

The Borrower shall not, nor shall it permit any Subsidiary to, create, issue, incur, assume or permit to exist any Security Interests on any of their property, undertakings or assets other than Permitted Encumbrances.

(c) No Dissolution

Subject to Section 9.2(k), the Borrower shall not, nor shall it permit any Material Subsidiary to, liquidate, dissolve or wind up or take any steps or proceedings in connection therewith except, in the case of Material Subsidiaries, where the successor thereto or transferee thereof is the Borrower or a Guarantor of the Borrower.

(d) Limit on Sale of Assets and Hedge Monetizations

The Borrower shall not, and shall not permit any Subsidiary to:

(i) except for Permitted Dispositions, Dispose of (including pursuant to a dissolution) any of their respective property or assets; or

(ii) undertake, cause to occur or otherwise give effect to any Hedge Monetization,

in either case:

(A) during the continuance of a Default or Event of Default;

(B) in the case of a Disposition of property or assets, if the pro forma Liability Management Rating of the Borrower and each Subsidiary (which then has a Liability Management Rating) in each Relevant Jurisdiction, after giving effect to such Disposition, in each case, will be less than the lesser of (A) 2.00:1.00 and (B) the then current Liability Management Rating of the Borrower and each relevant Subsidiary in each Relevant Jurisdiction; or

(C) if the fair market value of the property and assets being Disposed of (determined as of the date of such Disposition and, for certainty, other than property and assets being Disposed of which are Permitted Dispositions), whether in one or a series of transactions, or, the aggregate amounts to be received by the Borrower and its Subsidiaries from such Hedge Monetization, together with, in either case, the aggregate fair market value of all previous Dispositions of property and assets (determined as of the date of such previous Dispositions and, for certainty, other than property and assets being Disposed of which are Permitted Dispositions) since the last determination or redetermination of the Borrowing Base, and the aggregate amounts received by the Borrower and its

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Subsidiaries from all Hedge Monetizations since the last determination or redetermination of the Borrowing Base, exceeds, in the aggregate, the Threshold Amount, without the prior written consent of the Lenders, each acting in their sole discretion (it being understood and acknowledged by the Borrower that any consent of the Lenders may, among other conditions, require a Borrowing Base redetermination pursuant to Section 2.23).

(e) Limitation on Debt

The Borrower shall not have, incur, assume or otherwise become liable for, or permit any Subsidiary to have, incur, assume or otherwise become liable for, any Debt other than Permitted Debt.

(f) Limit on Investments

The Borrower shall not, nor shall it permit any Subsidiary to, make Investments other than Permitted Investments.

(g) Limit on Assets Acquisitions

The Borrower shall not, nor shall it permit any Subsidiary to, make any Asset Acquisition (net of related Dispositions), other than an Asset Acquisition of:

(i) assets and property which are not Borrowing Base Properties and which were purchased or otherwise acquired in the ordinary course of business; or

(ii) Borrowing Base Properties if:

(A) such Borrowing Base Properties are in or relating to P&NG Rights which are located in the Western Canadian Sedimentary Basin; and

(B) the pro forma Liability Management Rating of the Borrower and each Subsidiary (which then has a Liability Management Rating or if such Subsidiary does not then have a Liability Management Rating but, after giving effect to any such Asset Acquisitions would be required to have a Liability Management Rating) in each Relevant Jurisdiction, after giving effect to such Asset Acquisitions, in each case, will not be less than the lesser of (y) 2.00:1.00 and (z) if applicable, the then current Liability Management Rating of the Borrower and each relevant Subsidiary in each Relevant Jurisdiction, provided that, if the assets and property subject to such Asset Acquisition have ARO Liabilities associated therewith, the Borrower shall not, nor shall it permit any Subsidiary to, make such Asset Acquisition if the aggregate amount of such ARO Liabilities in respect of all inactive (non-producing), suspended or abandoned wells, facilities and pipelines associated with such Asset Acquisition, together with the aggregate amount of all ARO Liabilities in respect of all inactive (non-producing), suspended or abandoned wells, facilities and pipelines acquired since the last determination or redetermination of the Borrowing Base, will, or would reasonably be expected to, exceed, in the aggregate, the Threshold Amount, without the prior written consent of the Lenders, each acting in their sole discretion (it being understood and acknowledged by the Borrower that any consent of the Lenders may, among other conditions, require a Borrowing Base redetermination pursuant to Section 2.23).

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(h) Limits on Distributions

Except for Permitted Distributions, the Borrower shall not make or permit any Subsidiary to make any Distributions.

(i) No Financial Instruments Other Than Permitted Hedging

The Borrower shall not and shall not permit any Subsidiary to enter into, transact or have outstanding any Financial Instruments or Financial Instrument Obligations other than Permitted Hedging (and, for certainty, the Borrower shall not and shall not permit any Subsidiary to enter into, transact or have outstanding any Financial Instruments or Financial Instrument Obligations other than Lender Financial Instruments or Lender Financial Instrument Obligations).

(j) Non-Arm's Length Transactions

Except in respect of transactions between or among the Borrower and/or one or more of its Wholly-Owned Subsidiaries, the Borrower shall not, nor shall it permit any Subsidiary to, enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any Related Party except upon fair and reasonable terms, which terms are not less favourable to the Borrower or its Subsidiaries than it would obtain in an arm's length transaction and, if applicable, for consideration which equals the fair market value of such property or other than at a fair market rental as regards leased property.

(k) No Merger, Amalgamation, etc.

The Borrower shall not, nor shall it permit any Material Subsidiary to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person (herein called a "Successor") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale, other Disposition or otherwise (each, a "Fundamental Transaction"), unless:

(i) the Successor is a corporation and incorporated under the federal laws of Canada or the laws of any province of Canada or the Successor is a partnership duly established under the laws of any province of Canada;

(ii) in the case of a Fundamental Transaction which includes a Material Subsidiary, the Successor shall continue to be a Material Subsidiary;

(iii) prior to or contemporaneously with the consummation of such Fundamental Transaction the Successor and, as applicable, each of the Borrower and its Material Subsidiaries shall have executed and delivered or caused to be executed and delivered to the Agent such instruments and done such things as, in the reasonable opinion of Lenders' Counsel, are necessary or advisable to establish that upon the consummation of such Fundamental Transaction:

(A) the Successor will have assumed all the covenants and obligations of the Borrower or a Material Subsidiary, as applicable, under Documents to which the Borrower or such Material Subsidiary, as applicable, is a party; and

(B) this Agreement and the other Documents, as the case may be, will be valid and binding obligations of the Successor and each of the Borrower and its Material Subsidiaries which is a party thereto, entitling the Lenders and the Agent to exercise all their rights under this Agreement and the other Documents against each of them;

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(iv) such Fundamental Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders and the Agent hereunder or pursuant to the other Documents;

(v) such Fundamental Transaction shall not result in the assets of the Successor being subject to any Security Interests other than Permitted Encumbrances;

(vi) the Liability Management Rating of the Borrower and each of its Subsidiaries (which then has a Liability Management Rating) in any Relevant Jurisdiction shall, on a pro forma basis, after giving effect to such Fundamental Transaction, not be less than the then existing Liability Management Rating of the Borrower and each relevant Subsidiary;

(vii) to the extent such Fundamental Transaction would, or would reasonably be expected to, result in new ARO Liabilities in respect of the inactive (non-producing), suspended or abandoned wells, facilities and pipelines of the Borrower and its Subsidiaries associated therewith, which, in the aggregate, exceed the Threshold Amount, the Lenders shall have completed a Borrowing Base redetermination pursuant to Section 2.23 and, prior to giving effect to such Fundamental Transaction, the Borrower, to the extent the Lenders have determined pursuant to such Borrowing Base redetermination that a Borrowing Base Shortfall would exist after giving effect to such Fundamental Transaction, shall have prior to or concurrently upon giving effect to such Fundamental Transaction paid to the Agent on behalf of the Lenders an amount sufficient to eliminate any such Borrowing Base Shortfall in repayment of the outstanding Obligations of the Credit Facilities;

(viii) prior to the consummation of such Fundamental Transaction, the Agent and the Lenders shall have received all such other documentation and information reasonably requested with respect to such Fundamental Transaction and any person involved with such Fundamental Transaction so that, after consummation of such Fundamental Transaction, the Agent and the Lenders will have received all such documentation and other information it would otherwise have been entitled to receive in connection with any AML/KYC Legislation pursuant to Section 15.17 hereof; and

(ix) no Event of Default, Default or Borrowing Base Shortfall shall have occurred and be continuing, or will occur as a result of such Fundamental Transaction, or shall exist immediately after the consummation of such Fundamental Transaction.

(l) Borrowing Base

The Borrower shall not permit, at any time, the aggregate Outstanding Principal under the Credit Facilities to exceed the Borrowing Base then applicable hereunder and the Borrower shall repay Loans from time to time in accordance with Sections 2.14 and 2.16 to the extent required to comply with this Section.

(m) Limit on Financial Assistance

The Borrower shall not, and shall not permit any Subsidiary to, provide any Financial Assistance to or in favour of any person except:

(i) in favour of the Agent, the Lenders and their respective Hedging Affiliates and Cash Managers for or in respect of Secured Obligations;

(ii) for the benefit of the Borrower or a Wholly-Owned Subsidiary in connection with Permitted Debt;

(iii) in favour of the Borrower or a Material Subsidiary; and

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(iv) for Investments permitted pursuant to Section 9.2(f).

(n) Limit on Prepayments and Other Payments of Permitted Junior Debt and Amendments to Terms of Permitted Junior Debt

The Borrower shall not, and shall not permit its Subsidiaries to:

(i) redeem, prepay, retire, defease, purchase or otherwise acquire (for cancellation or otherwise) any Permitted Junior Debt except: (y) Permitted Prepayments or (z) solely with the proceeds of Permitted Junior Debt or with subscription proceeds from the issuance of common shares of the Borrower, and provided that as at the date of such redemption, prepayment, retirement, defeasance, purchase or other acquisition and immediately after giving effect thereto no Default, Event of Default or Borrowing Base Shortfall shall exist; or

(ii) alter, amend, supplement or modify any Junior Debt Financing Agreement (or provide any waiver or consent to like effect), except to the extent that such alteration, amendment, supplement, modification (or the provision of any consent or waiver) would not, and would not reasonably be expected to, be material and adverse to the interests or rights of the Lenders (and, in the case of a Junior Debt Financing Agreement, it shall be deemed to be material and adverse to the interests of the Lenders if the effect of any such alteration, amendment, supplement, modification (or the provision of any consent or waiver) would be to cause any of the criteria set forth in subparagraphs (a) through (i), inclusive, of the definition of Permitted Junior Debt to no longer be satisfied).

(o) No Accounts other than with the Agent and the Lenders

Except for any accounts maintained with any financial institution or other person to hold Excluded Deposits/Amounts, the Borrower shall not, nor shall it permit any Subsidiary to: (i) establish or maintain any operating accounts, deposit accounts or other bank accounts or any securities or other investment accounts with, or (ii) have any cash or Cash Equivalents on deposit with, in each case, any financial institution or other person except with the Agent and/or one or more of the Lenders.

(p) Minimum Liability Management Rating

The Borrower shall not permit the Liability Management Rating of itself and each of its Subsidiaries in any Relevant Jurisdiction to be less than 1.40:1.00 at any time (including on a pro forma basis after giving effect to any acquisitions or Dispositions by the Borrower or such Subsidiary) for so long (and only for so long) as the Liability Management Rating is utilized by the Energy Regulator in such Relevant Jurisdiction.

(q) Burgess Royalty Agreement

The Borrower shall not terminate, amend, supplement or modify (as applicable) the Burgess Royalty Agreement, any Burgess Royalty Assumption Agreement or provision thereof if such termination, amendment, supplement or modification, as the case may be, would have or would reasonably be expected to have a Material Adverse Effect or, when taken as a whole with all other amendments, supplements, modifications, waivers or consents being made thereto, be material and adverse to the interests or rights of any of the Secured Parties, or provide any waiver or consent to like effect or take any steps in furtherance of any of the foregoing.

9.3 Agent May Perform Covenants

If the Borrower fails to perform any covenants on its part herein contained, subject to any consents or notice or cure periods required by Section 11.1 and the terms of any Second Lien Intercreditor Agreement, the

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Agent may give notice to the Borrower of such failure and if such covenant remains unperformed, the Agent may, in its discretion but need not, perform any such covenant capable of being performed by the Agent and if the covenant requires the payment or expenditure of money, the Agent may, upon having received approval of all Lenders, make such payments or expenditure and all sums so expended shall be forthwith payable by the Borrower to the Agent on behalf of the Lenders and shall bear interest at the applicable interest rate provided in Section 5.9 for amounts due in Canadian Dollars or United States Dollars, as the case may be. No such performance, payment or expenditure by the Agent shall be deemed to relieve the Borrower of any default hereunder or under the other Documents.

Article 10
SECURITY

10.1 Security on all Assets

(1) The Secured Obligations (including, for certainty, all Obligations, Cash Management Obligations and Lender Financial Instrument Obligations) shall be secured, equally and rateably, by first priority Security Interests on, to and against all present and future property, assets and undertaking of the Borrower and each of its Material Subsidiaries (collectively, the "Collateral").

(2) The Borrower shall execute and deliver Security substantially in the forms of Schedules H-1, H-2, H-3 and H-4 annexed hereto and shall cause each of its Material Subsidiaries to execute and deliver Security substantially in the forms of Schedules H-5, H-6, H-7 and H-8 annexed hereto, in each case with such amendments, modifications and insertions as may be required by the Agent, acting reasonably.

(3) The Borrower (i) shall, as soon as reasonably practicable, provide written notice to the Agent of the acquisition, creation or existence of each Material Subsidiary created or acquired after the date hereof, together with such other information as the Agent may reasonably require, and (ii) shall promptly, and in any event within 15 Banking Days of such acquisition, creation or existence (or such longer period of time as may be agreed to by the Agent, in its sole discretion), cause each new Material Subsidiary to promptly execute and deliver to the Agent the Security contemplated hereby (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

(4) The Borrower shall ensure that at all times, (a) at least 95% of Consolidated Assets shall be legally, beneficially and directly owned by the Borrower and its Material Subsidiaries which have provided Security hereunder and (b) at least 95% of Consolidated EBITDA shall be attributable to the Borrower and its Material Subsidiaries which have provided Security hereunder; and if at any time less than 95% of Consolidated Assets or 95% of Consolidated EBITDA shall be legally, beneficially and directly owned by or attributable to, as the case may be, the Borrower and its Material Subsidiaries which have provided Security hereunder, the Borrower shall promptly, and in any event within 15 Banking Days after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant hereto to the extent required to ensure that after such designation, 95% or more of Consolidated Assets or 95% of Consolidated EBITDA, as applicable, shall be legally, beneficially and directly owned by or attributable to, as the case may be, the Borrower and its Material Subsidiaries which have provided Security hereunder. The Borrower shall ensure that, at all times, all registrations, filings and/or recordings of the Security shall have been made in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the Security and the Security Interests created thereby.

(5) The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the foregoing covenant), be entitled to designate that either:

(a) a Subsidiary which is not a Material Subsidiary shall become a Designated Material Subsidiary; or

(b) a Designated Material Subsidiary shall cease to be a Material Subsidiary,

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provided that the Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:

(c) a Default or an Event of Default has occurred and is continuing;

(d) a Default or an Event of Default would result from or exist immediately after such a designation; or

(e) such Designated Material Subsidiary falls within part (a), (b), (c) or (d) of the definition of "Material Subsidiary".

In order to give effect to the foregoing provisions of Section 10.1(3) and this Section 10.1(4), the Borrower shall cause any Material Subsidiary that becomes a Designated Material Subsidiary to promptly execute and deliver Security to the Agent (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

(6) In addition to the Security described in subsections (1) and (2) of this Section 10.1, the Borrower shall execute and deliver, or shall cause to be executed and delivered, all such guarantees and mortgages, debentures, pledge agreements, assignments and other security agreements as may be required by the Majority of the Lenders, acting reasonably (each in form and substance satisfactory to the Majority of the Lenders) in order to, or to more effectively, charge in favour of the Agent or grant Security Interests in favour of the Agent on and against all of the undertaking, assets and property (real or personal, tangible or intangible, present or future and of whatsoever nature and kind) of the Borrower and its Material Subsidiaries, as continuing collateral security for the payment and performance by the Borrower of all Secured Obligations.

10.2 Registration and Fixed Charge Security

(1) The Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it; provided that the Borrower shall not be obligated to register the Security at any land titles or land registry offices (including the Alberta Land Title Office) or under the Mines and Minerals Act (Alberta) or similar legislation in other jurisdictions except in accordance with Section 10.2(2). The Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.

(2) The Borrower shall, and shall cause its Material Subsidiaries to, promptly:

(a) register the Security in all applicable land titles and land registry offices (including the filing of security notices under the Mines and Minerals Act (Alberta) and similar notices, filings or registrations in other jurisdictions); and/or

(b) grant to the Agent fixed charges (in form and substance satisfactory to the Agent, acting reasonably) against any or all of its P&NG Rights, P&NG Leases and other interests in land (including fixtures), in each case, as required by the Agent (and together with all registration materials, legal opinions and Officer's Certificates as the Agent may require, acting reasonably), upon the occurrence of any one or more of the following (each, a "Fixed Charge Event"):

(i) a Default that is continuing;

(ii) an Event of Default;

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(iii) the occurrence of an event, circumstance or condition which has had, or would reasonably be expected to have, a Material Adverse Effect, as determined by the Majority of the Lenders, each acting reasonably; or

(iv) the Majority of the Lenders, acting in good faith, determining that any of the foregoing is necessary or desirable to preserve or protect the position of the Lenders or the priority of the Security.

10.3 Forms

The forms of Security shall have been or be prepared based upon the laws of Canada and Alberta applicable thereto in effect at the date hereof. The Agent shall have the right to require that:

(a) any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Agent the Security Interests intended to be created thereby; and

(b) the Borrower and its Material Subsidiaries execute and deliver to the Agent such other and further debentures, mortgages, trust deeds, assignments and security agreements as may be reasonably required to ensure the Agent holds, subject to Permitted Encumbrances, first priority Security Interests on and against all of the property and assets of the Borrower and its Material Subsidiaries;

except that in no event shall the Agent require that the foregoing be effected if the result thereof would be to grant the Agent or the Lenders greater rights than is otherwise contemplated herein or therein.

10.4 Continuing Security

Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Agent or the Lenders. No item or part of the Security shall be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Lenders or the Agent under any security, instruments or agreements held by it or at law or in equity.

10.5 Dealing with Security

The Agent, with the consent of all of the Lenders, except to the extent otherwise provided for herein or in the Security, may grant extensions of time or other indulgences, take and give up securities (including the Security or any part or parts thereof), accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties and with security (including the Security and each part thereof) as the Agent may see fit, without prejudice to or in any way limiting the liability of the Borrower under this Agreement or the other Documents or under any of the Security or any other collateral security.

10.6 Effectiveness

The Security and the security created by any other Document constituted or required to be created shall be effective, and the undertakings as to the Security herein or in any other Document shall be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.

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10.7 Release and Discharge of Security

(1) The Borrower and its Material Subsidiaries shall not be discharged from the Security or any part thereof, other than to the extent that such Security applies to a Permitted Disposition to a person other than the Borrower or a Material Subsidiary (in which case the Security shall, without further action, cease to apply to the subject matter thereof for the benefit of the Agent and the Lenders), except by a written release and discharge signed by the Agent. If all of the Obligations and Cash Management Obligations have been repaid, paid, satisfied and discharged, as the case may be, in full and the Credit Facilities have been fully cancelled and all of the Lender Financial Instrument Obligations have been satisfied or the Borrower or its Subsidiaries, as applicable, have provided alternative credit support to all relevant Lenders and/or Hedging Affiliates who are counterparties to such Lender Financial Instruments to which such Lender Financial Instrument Obligations relate in accordance with such Lender Financial Instruments or any other written agreement between such entities, as applicable, then the Agent shall cause it and the Lenders' interest in the Security to be released and discharged at the expense of the Borrower.

(2) The Lenders hereby authorize the Agent, upon the written request of the Borrower, to:

(a) take such steps as may be required to release Security Interests created by the Security from any property or assets in relation to a Disposition permitted pursuant to Section 9.2(d);

(b) take such steps as may be required to release and discharge (or evidence such release and discharge) the Security provided by a Subsidiary that ceases to be a Material Subsidiary in a transaction not prohibited by this Agreement and the other Documents; and

(c) execute and deliver such releases, discharges, no-interest letters, agreements or other instruments as may be necessary or reasonably requested by the Borrower to effect the foregoing or to evidence the foregoing or to evidence the release of any property or assets which are the subject of a Permitted Disposition.

10.8 Transfer of Security

If Royal Bank of Canada, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the "Departing Agent"), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Security to the Successor Agent and the provisions of Section 10.2 shall apply, mutatis mutandis, with respect to such assignment and transfer.

10.9 Hedging Affiliates and Cash Managers

Each Lender hereby confirms to and agrees with the Agent and the other Lenders as follows:

(a) such Lender is, for the purpose of securing the Lender Financial Instrument Obligations owing to or in favour of its Hedging Affiliates and the Cash Management Obligations owing in favour of its Cash Managers pursuant to the Security, executing and delivering this Agreement both on its own behalf and as agent for and on behalf of such Hedging Affiliates and Cash Managers;

(b) the Agent shall be and is hereby authorized by each such Hedging Affiliate and each such Cash Manager (i) to hold the Security on behalf of such Hedging Affiliate or Cash Manager, as the case may be, as security for the Lender Financial Instrument Obligations or the Cash Management Obligations, as the case may be, owing to or in favour of it in accordance with the provisions of the Documents and (ii) to act in accordance with the provisions of the Documents (including on the instructions or at the direction of all of the Lenders or the Majority of the Lenders (which, for certainty, shall not include the Hedging Affiliates or the Cash Managers)) in all respects with respect to the Security; and

(c) the Lender Financial Instruments of any such Hedging Affiliate or the Lender Financial Instrument Obligations owing to or in favour of any such Hedging Affiliate, the Cash Management

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Documents or the Cash Management Obligations owing in favour of the Cash Managers shall not be included or taken into account for the purposes of Section 15.10 or (for certainty) in any determination of the Majority of the Lenders or all of the Lenders which shall be determined solely based upon the Commitments of the Lenders hereunder or the Outstanding Principal owing to the Lenders.

10.10 Security for Hedging with Former Lenders

If a Lender ceases to be a Lender under this Agreement (a "Former Lender"), all Lender Financial Instrument Obligations owing to such Former Lender and its Hedging Affiliates under Lender Financial Instruments entered into while such Former Lender was a Lender shall remain secured by the Security (equally and rateably) to the extent that such Lender Financial Instrument Obligations were secured by the Security prior to such Lender becoming a Former Lender and, subject to the following provisions of this Section 10.10 and unless the context otherwise requires, all references herein or in any other Document to "Lender Financial Instrument Obligations" shall include such obligations to a Former Lender and its Hedging Affiliates, all references herein or in any other Document to "Lenders" shall include Former Lenders for the purposes of such obligations, all references herein or in any other Document to "Hedging Affiliates" shall include Affiliates of such Former Lenders for the purposes of such obligations and all references herein or in any other Document to "Lender Financial Instruments" shall include such Financial Instruments with a Former Lender and its Hedging Affiliates. For certainty, any Financial Instrument Obligations under Financial Instruments entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall not be secured by the Security. Notwithstanding the foregoing, no Former Lender or any Affiliate thereof shall have any right to cause or require the enforcement of the Security or any right to participate in any decisions relating to the Security, including any decisions relating to the enforcement or manner of enforcement of the Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security; for certainty, the sole right of a Former Lender and its Affiliates with respect to the Security is to share, on a pari passu basis (subject to Section 11.7), in any proceeds of realization and enforcement of the Security.

10.11 Acknowledgement Regarding Any Supported QFCs

(a) To the extent that the Documents provide support, through a guarantee or otherwise, for any Lender Financial Instrument or any other agreement or instrument that is a QFC (such support, "QFC Credit Support" and each such QFC a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction).

(b) In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States or a state of the United States. Without limitation of

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the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Article 11
EVENTS OF DEFAULT AND ACCELERATION

11.1 Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an "Event of Default") shall constitute a default under this Agreement:

(a) Principal Default: if the Borrower fails to pay the principal of any Loan hereunder when due and payable;

(b) Other Payment Default: if the Borrower fails to pay:

(i) any interest (including, if applicable, default interest) accrued on any Loan;

(ii) any issuance fee with respect to a Letter of Credit; or

(iii) any other amount not specifically referred to in paragraph (a) above or in this paragraph (b) payable by the Borrower hereunder;

in each case when due and payable, and such default is not remedied within 3 Banking Days after written notice thereof is given by the Agent to the Borrower specifying such default and requiring the Borrower to remedy or cure the same;

(c) Certain Covenant Defaults: if the Borrower fails to observe or perform any covenant in Section 9.1(t) and (bb), Sections 9.2(a) through (i), inclusive, or Sections 9.2(k) through (p), inclusive;

(d) Breach of Certain Covenant (5 Banking Day Cure Period): if the Borrower fails to observe or perform its covenant in Section 9.1(h) when such covenant was required to be observed or performed, and such default is not remedied within a period of 5 Banking Days of the failure by the Borrower to observe or perform the same;

(e) Breach of Other Covenants: if the Borrower or a Subsidiary fails to observe or perform any covenant or obligation herein or in any other Document required on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section) and the Borrower or such Subsidiary shall fail to remedy such default within a period of 30 days after notice thereof from the Agent to the Borrower;

(f) Breach of Security Covenants: if the Borrower or a Subsidiary fails to observe or perform any covenant, condition or agreement in Article 10; and provided that with regards to a default caused by the failure of the Borrower or any Subsidiary to comply with any covenant, condition or agreement set forth in Sections 10.3 through 10.8, inclusive, which does not impair the Lenders' rights in a material way, such default shall continue unremedied for a period of 15 days;

(g) Incorrect Representations: if any representation or warranty made or deemed to be made by the Borrower or any Subsidiary herein or in any other Document shall prove to have been incorrect or misleading in any material respect (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which shall not be incorrect or misleading in any respect) on and as of the date made and, if curable, the facts or circumstances which make such representation or warranty incorrect or misleading are not

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remedied and the representation or warranty in question remains incorrect or misleading more than 30 days after notice thereof from the Agent to the Borrower;

(h) Involuntary Insolvency: if a decree or order of a court of competent jurisdiction is entered adjudging the Borrower or a Material Subsidiary a bankrupt or insolvent under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency, corporate or analogous laws or ordering the winding up or liquidation of its property or affairs;

(i) Idem: if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against the Borrower or any Material Subsidiary, seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition, proposal or arrangement (including an arrangement or proceeding under the Canada Business Corporations Act or the Business Corporations Act (Alberta) or any other analogous provincial or federal statute, as applicable) with creditors, a readjustment or compromise of debts, the appointment of trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, monitor, liquidator or other person with similar powers with respect to the Borrower or any Material Subsidiary or of all or any substantial part of its property, or any other like relief in respect of the Borrower or any Material Subsidiary under any bankruptcy, insolvency or corporate law and:

(i) such case, proceeding, application or other action results in an entry of an order for such relief or any such adjudication or appointment, or

(ii) such case, proceeding, application or other action shall continue undismissed, or unstayed and in effect, for any period of 30 consecutive days;

(j) Voluntary Insolvency: if the Borrower or any Material Subsidiary makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal (or files a notice of intention to make a proposal) under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies' Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency, corporate or analogous law, files a petition or proposal to take advantage of any act of insolvency by it, consents to or acquiesces in the appointment of a trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, monitor, sequestrator, liquidator or other person with similar powers over itself or over all or any substantial portion of its assets, or files a petition, application or otherwise commences any proceeding seeking any reorganization, arrangement, composition, administration, compromise, restructuring, arrangement or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization, corporate or other similar law affecting creditors' rights (including an arrangement or proceeding under the Canada Business Corporations Act or the Business Corporations Act (Alberta) or any other analogous provincial or federal statute, as applicable) or consents to, or acquiesces in, the filing of such assignment, proposal, application, relief, petition, proposal, appointment or proceeding;

(k) Dissolution: except as permitted by Sections 9.2(c) or 9.2(k), if proceedings are commenced for the dissolution, liquidation or winding up of the Borrower or any Material Subsidiary unless such proceedings are being actively and diligently contested in good faith to the satisfaction of the Majority of the Lenders, acting reasonably;

(l) Security Realization: if creditors of the Borrower or any Material Subsidiaries having a Security Interest against or in respect of the property and assets thereof, or any part thereof, realize upon or enforce any such security against such property and assets or any part thereof having an aggregate fair market value in excess of the Threshold Amount and such realization or enforcement shall continue in effect and not be released, discharged or stayed within the lesser of 30 days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

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(m) Seizure: if property and assets of the Borrower and its Material Subsidiaries or any part thereof having an aggregate fair market value in excess of the Threshold Amount are seized or otherwise attached by anyone pursuant to any legal process or other means, including distress, execution or any other step or proceeding with similar effect and such attachment, step or other proceeding shall continue in effect and not be released, discharged or stayed within the lesser of 30 days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

(n) Judgment (Payment of Money): if one or more final judgments, decrees or orders for the payment of money shall be rendered against the Borrower or any of the Material Subsidiaries (or any combination thereof) in an aggregate amount (to the extent not covered by insurance) in excess of the Threshold Amount and, the Borrower or relevant Material Subsidiary has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(o) Judgment (Not for Payment of Money): if one or more final judgments, decrees or orders not involving payment of money and not otherwise specified in Section 11.1(n), has been rendered against the Borrower or any of the Material Subsidiaries (or any combination thereof), the result of which has had a Material Adverse Effect, so long as the Borrower or relevant Material Subsidiary, as applicable, has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(p) Payment Cross Default – General: if the Borrower or any of its Material Subsidiaries (or any combination thereof) defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of Debt (other than, for certainty, Permitted Junior Debt as set forth in Section 11.1(q)) or Financial Instrument Obligations thereof in aggregate in excess of the Threshold Amount;

(q) Payment Cross Default – Permitted Junior Debt: if the Borrower defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of any Permitted Junior Debt;

(r) Event Cross Default – General: if a default, event of default or other similar condition or event (however described) in respect of the Borrower or any of its Material Subsidiaries (or any combination thereof, without duplication) occurs or exists under any indentures, credit agreements, agreements or other instruments evidencing or relating to Debt (other than, for certainty, Permitted Junior Debt as set forth in Section 11.1(s)) or Financial Instrument Obligations thereof (individually or collectively) in an aggregate amount in excess of the Threshold Amount and such default, event or condition has resulted in such Debt or Financial Instrument Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable;

(s) Event Cross Default – Permitted Junior Debt: if a default, event of default or other similar condition or event (however described) in respect of the Borrower occurs or exists under any Permitted Junior Debt and such default, event or condition has resulted in such Permitted Junior Debt becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable;

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(t) Material Adverse Effect. if, in the opinion of the Lenders, acting reasonably, a Material Adverse Effect occurs and is continuing and, if the event resulting in such Material Adverse Effect is capable of remedy, such event shall not be remedied to the satisfaction of the Majority of the Lenders within a period of 30 days from the date of the occurrence of such event;

(u) Cease to Carry on Business: if, subject to Section 9.2(c) and Section 9.2(k), the Borrower or any Material Subsidiary ceases to carry on business;

(v) Change of Control: if there is a Change of Control;

(w) Lender Financial Instruments: if a Financial Instrument Demand for Payment has been delivered to the Borrower or a Subsidiary and the Borrower or such Subsidiary fails to make payment thereunder within the time required for payment under the Lender Financial Instrument pursuant to which such demand has been made;

(x) Qualified Auditor Report: if the auditors' opinion required to be delivered with the annual audited financial statements that are required to be delivered by the Borrower pursuant to Section 9.1(e)(ii) contains a "going concern" qualification that is not acceptable to the Majority of the Lenders, acting reasonably, and, if unacceptable, (i) such qualification is not rectified or otherwise dealt with to the satisfaction of the Majority of the Lenders, acting reasonably, within a period of 30 days after written notice thereof by the Agent to the Borrower; or (ii) within such 30 day period, the Borrower has not delivered a plan to the Agent as to how it plans to rectify or otherwise deal with such qualification (such plan to include the time frame within which the Borrower proposes to rectify or otherwise deal with such qualification) and such plan is not satisfactory to the Majority of the Lenders, acting reasonably, and following delivery and acceptance of such plan, the Borrower fails to diligently pursue the same and rectify or otherwise deal with such qualification in accordance with the plan and within the proposed time frame;

(y) Loss and Priority of Security: except for Permitted Encumbrances, if any of the Security shall cease to be a valid first priority Security Interest against the property, assets and undertaking of the Borrower or any Material Subsidiary as against third parties (and the same is not forthwith effectively rectified or replaced by the Borrower or such Material Subsidiary, as applicable);

(z) Borrowing Base Shortfall: for certainty, if a Borrowing Base Shortfall exists and is not remedied in accordance with Section 2.23(5);

(aa) Invalidity: if any of this Agreement, any Security or any other Document or any material provision of any of the foregoing shall at any time for any reason cease to be in full force and effect, be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the Borrower) or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Borrower or any Material Subsidiary, or the Borrower or any Material Subsidiary shall deny that it has any or any further liability or obligation thereunder, or at any time it shall be unlawful or impossible for them to perform any of their respective Secured Obligations;

(bb) Failure to Comply with Material Order: if any Material Order or Energy Regulator Demands for Deposits which, individually or in the aggregate, exceed the Threshold Amount have been received by the Borrower or a Subsidiary and the Borrower or such Subsidiary has failed to comply therewith within the time required for such compliance and any applicable appeal periods have expired;

(cc) Receipt of Material Order: if the Borrower fails to deliver to the Agent and the Lenders a copy of any Material Order or Energy Regulator Demand for Deposit which, individually or in the aggregate, exceed the Threshold Amount within 10 Banking Days of the receipt thereof;

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(dd) Second Lien Intercreditor Agreement: if default notice is issued by a creditor or group of creditors pursuant to the terms of any Second Lien Intercreditor Agreement; or

(ee) Cross Default to Burgess Royalty Agreement: if notice is provided by Burgess to the Agent pursuant to Burgess Royalty Subordination Agreement that the Borrower is in default under the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement (any such default, a "Burgess Royalty Default") and Burgess is seeking to realize upon or enforce the Burgess Royalty Lien against or in respect of the property and assets of the Borrower (each, a "Burgess Royalty Default Notice") and the Burgess Royalty Default shall continue in effect and not be cured, discharged or otherwise dealt with in a manner that ceases or stays Burgess from being permitted under the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement, as applicable, to realize upon or enforce the Burgess Royalty Lien, in each case, within 30 days of such Burgess Royalty Default Notice being provided to the Agent.

11.2 Acceleration

If any Event of Default shall occur and for so long as it is continuing:

(a) the entire principal amount of all Loans then outstanding from the Borrower and all accrued and unpaid interest thereon;

(b) an amount equal to the maximum amount then available to be drawn under all unexpired Letters of Credit; and

(c) all other Obligations outstanding hereunder,

shall, at the option of the Agent in accordance with Section 14.11 or upon the request of a Majority of the Lenders, become immediately due and payable upon written notice to that effect from the Agent to the Borrower, all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower); provided, however, that if any Insolvency Event shall occur and be continuing, the foregoing shall automatically become due and payable, in each case without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower). In such event and if the Borrower does not immediately pay all such amounts upon receipt of such notice, either the Lenders (in accordance with the proviso in Section 14.11(i)) or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrower or any Material Subsidiary authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrower to the Lenders and proceed to exercise any and all rights hereunder and under the other Documents and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

11.3 Conversion on Default

Upon the occurrence of an Event of Default:

(a) the Operating Lender or the Agent on behalf of the Lenders (as applicable) may convert a SOFR Loan owing by the Borrower to a U.S. Base Rate Loan. Interest shall accrue on each such U.S. Base Rate Loan at the rate specified in Section 5.2 with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand; and

(b) the Operating Lender or the Agent on behalf of the Lenders (as applicable) may convert a CORRA Loan owing by the Borrower to a Canadian Prime Rate Loan. Interest shall accrue on each such Canadian Prime Rate Loan at the rate specified in Section 5.1 with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand.

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11.4 Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Document are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Document as a result of any other default or breach hereunder or thereunder.

11.5 Termination of Lenders' Obligations

During the continuance of a Default or Event of Default, the Lenders shall be relieved of all obligations to provide any further Drawdowns, Rollovers or Conversions to the Borrower hereunder; provided that the foregoing shall not prevent the Lenders or the Agent from disbursing money or effecting any Conversion which, by the terms hereof, they are entitled to effect, or any Conversion or Rollover requested by the Borrower and acceptable to the relevant Lenders and/or the Agent.

11.6 Acceleration of All Lender Obligations

(1) If a Lender has delivered a Financial Instrument Demand for Payment to the Borrower or a Subsidiary thereof, then it shall promptly notify the Agent and other Lenders thereof.

(2) If an Acceleration Notice has been delivered to the Borrower then, to the extent that it is not already the case, all Secured Obligations shall be immediately due and payable and each Lender, each Hedging Affiliate, each Cash Manager and the Agent shall (and shall be entitled to) promptly, and in any event within 3 Banking Days of receipt of notice of the foregoing, deliver such other Demands for Payment and notices as may be necessary to ensure that all Secured Obligations are thereafter due and payable under this Agreement, the Cash Management Documents and the applicable Lender Financial Instruments, as applicable.

(3) Each agreement, indenture, instrument or other document evidencing or relating to Cash Management Obligations or Lender Financial Instrument Obligations shall, notwithstanding any provision thereof to the contrary, be deemed to be hereby amended to allow and permit the Lender or Hedging Affiliate, as the case may be, which is a party thereto to comply with or enforce the provisions of this Section 11.6.

11.7 Application and Sharing of Payments Following Acceleration

Except as otherwise agreed to by all of the Lenders in their sole discretion and subject to the terms of any Second Lien Intercreditor Agreement, all monies and property received by the Lenders for application in respect of the Secured Obligations subsequent to the Adjustment Time and all monies received as a result of a realization upon the Security (collectively, the "Realization Proceeds") shall be applied and distributed to the Lenders and the Agent in the order and manner set forth below:

(a) firstly, distributed proportionately to the Lenders and the Agent in accordance with amounts owing to each Lender and the Agent on account of the costs and expenses of enforcement and realization upon the Security; and

(b) secondly, distributed Rateably to the Lenders and Hedging Affiliates on account of the Secured Obligations;

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and the balance of the Realization Proceeds (if any) shall be paid to the Borrower or otherwise as may be required by Applicable Laws.

11.8 Calculations as at the Adjustment Time

For the purposes of this Agreement, if a Financial Instrument Demand for Payment has been delivered, then any amount which is payable by the Borrower or a Subsidiary thereof under such Lender Financial Instrument in settlement of obligations arising thereunder as a result of the early termination of the Lender Financial Instrument shall be deemed to have become payable at the time of delivery of such Financial Instrument Demand for Payment notwithstanding that the amount payable by the Borrower or a Subsidiary thereof is to be subsequently calculated and notice thereof given to the Borrower or such Subsidiary in accordance with such Lender Financial Instrument.

11.9 Sharing Repayments

Each Lender agrees that, subsequent to the Adjustment Time, it will at any time and from time to time upon the request of the Agent purchase undivided participations in the Secured Obligations and make any other adjustments which may be necessary or appropriate, in order that Secured Obligations which remain outstanding to each Lender and its Hedging Affiliates are thereafter outstanding, as adjusted pursuant to this Section, in accordance with the provisions of Section 11.7. The Borrower agrees to do, or cause to be done (whether by it or its Subsidiaries), all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section.

11.10 Adjustments Among Lenders

(1) Notwithstanding anything herein or in any other Document to the contrary, if all Obligations become due and payable pursuant to Section 11.2 (an "Acceleration") or if an Insolvency Event shall occur and be continuing:

(a) each Lender agrees that it shall, at any time or from time to time thereafter at the request of the Agent as required by any Lender, (i) purchase at par on a non-recourse basis a participation in the Loans (including Letters of Credit) owing to each other Lender under the Credit Facilities and (ii) effect such other transactions and make such other adjustments as are necessary or appropriate, in order that the aggregate Outstanding Principal owing to each of the Lenders under the Credit Facilities, as adjusted pursuant to this Section 11.10, shall be in the same proportion as each Lender's Aggregate Individual Commitment was to the Total Commitment immediately prior to the Acceleration or Insolvency Event, as the case may be; and

(b) any payment made by or on behalf of the Borrower or any Material Subsidiary under or pursuant to the Documents, any proceeds from the exercise of any rights and remedies of the Agent and the Lenders under the Documents and any distribution or payment received by the Agent or the Lenders with respect to the Borrower and the Material Subsidiaries in the event of any bankruptcy, insolvency, winding-up, liquidation, arrangement, compromise or composition, shall be applied against the Outstanding Principal in a manner so that, to the extent possible, the Outstanding Principal owing to each of the Lenders under the Credit Facilities will be in the same proportion as each Lender's Aggregate Individual Commitment was to the Total Commitment immediately prior to the Acceleration or Insolvency Event, as the case may be.

(2) For certainty, from and after the Term Out Date applicable to a Lender under a Credit Facility and its Commitment thereunder:

(a) the unutilized portion of such Lender's Commitment shall be cancelled pursuant to Section 2.4(2); and

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(b) the amount of such Lender's Commitment for all purposes hereof, including this Section 11.10, shall be the Outstanding Principal owing to such Lender under such Commitment and Credit Facility as at any date of determination.

(3) Each Lender shall, at any time and from time to time at the request of the Agent as required by any Lender, execute and deliver such agreements, instruments and other documents and take such other steps and actions as may be required to confirm, evidence or give effect to the foregoing.

(4) For certainty, subject only to an Acceleration or the occurrence of an Insolvency Event, the provisions of this Section 11.10 are unconditional and irrevocable and (a) the Lenders shall be obligated to purchase participations and to effect the transactions and adjustments contemplated by this Section 11.10 and (b) the other provisions hereof shall operate and apply, in each case, in all events and circumstances and irrespective of whether any condition precedent in Article 3 is met.

Article 12
CHANGE OF CIRCUMSTANCES

12.1 Benchmark Replacement Settings

(1) Benchmark Replacement.

(a) Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of any then-current Benchmark, then (i) if a Benchmark Replacement is determined in accordance with subparagraph (a)(i) or (b)(i) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (ii) if a Benchmark Replacement is determined in accordance with subparagraph (a)(ii), (b)(ii) or (c) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority of the Lenders.

(b) If the Benchmark Replacement is based upon Daily Simple SOFR, all interest payments on Benchmark Loans which bear interest with reference to such rate will be payable on a monthly basis.

(2) Conforming Changes. In connection with the use or administration of any Benchmark, or the use, administration, adoption or implementation of a Benchmark Replacement, the Agent (including as may be directed by the Operating Lender with respect to its Operating Facility Commitment) will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.

(3) Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and, in the case of the Syndicated Facility or the Term Loan Facility, the Lenders of (a) the implementation of any Benchmark Replacement or (b) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent, in the case of the Syndicated Facility or the Term Loan Facility, or the Operating Lender, in the case of the Operating Facility (as the case may be), will notify the Borrower of (i) the removal or reinstatement of any tenor of a Benchmark pursuant to Section

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12.1(4) and (ii) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 12.1, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 12.1.

(4) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of any Benchmark Replacement), (a) if any then-current Benchmark is based upon a term rate (including the Term SOFR Reference Rate or the Term CORRA Reference Rate) and either (i) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by, in the case of the Syndicated Facility or the Term Loan Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be), in its discretion, acting reasonably, or (ii) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then, in the case of the Syndicated Facility or the Term Loan Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings applicable to such Credit Facility at or after such time to remove such unavailable or non-representative tenor and (b) if a tenor that was removed pursuant to clause (a) above either (i) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (ii) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then, in the case of the Syndicated Facility or the Term Loan Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings applicable to such Credit Facility at or after such time to reinstate such previously removed tenor.

(5) Benchmark Unavailability Period. Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, (a) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of any Benchmark Loan to be made, converted or rolled over during any applicable Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to the applicable Benchmark Fallback Loans and (b) any outstanding affected Benchmark Loans will be deemed to have been converted to the applicable Benchmark Fallback Loans, at the end of the applicable Interest Period. During any Benchmark Unavailability Period for any then-current Benchmark or at any time that a tenor for any then-current Benchmark is not an Available Tenor, the component of the U.S. Base Rate or the Canadian Prime Rate, as applicable, based upon such Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the U.S. Base Rate or the Canadian Prime Rate, as applicable.

12.2 Change in Law

(1) Subject to Sections 12.2(2) and 12.2(3), if the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent with any request or direction (whether or not having the force of law) of any such court, Governmental Authority or other entity in each case after the date hereof:

(a) subjects such Lender or its Lender Parent to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes imposed on or measured by such Lender's or its Lender Parent's overall net income or overall capital), or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes (other than Taxes imposed on or measured by such Lender's or its Lender Parent's overall net income or overall capital) on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

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(b) imposes, modifies or deems applicable any reserve, liquidity, special deposit, insurance charges, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender or its Lender Parent, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn or committed lines of credit;

(c) imposes on such Lender or its Lender Parent or requires there to be maintained by such Lender or its Lender Parent any capital adequacy or liquidity or additional capital or liquidity requirements (including a requirement which affects such Lender's or its Lender Parent's allocation of capital resources to its obligations) in respect of any Loan or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or

(d) directly or indirectly affects the cost or imposes any expense to such Lender or its Lender Parent of making available, funding or maintaining any Loan (other than changes in Taxes imposed on or measured by such Lender's or its Lender Parent's overall net income or overall capital) or otherwise imposes on such Lender or its Lender Parent any other condition or requirement affecting this Agreement or any Loan or any obligation of such Lender hereunder;

and the result of (a), (b), (c) or (d) above, in the sole determination of such Lender acting in good faith, is:

(e) to increase the cost to such Lender or its Lender Parent of performing its obligations hereunder with respect to any Loan;

(f) to reduce any amount received or receivable by such Lender or its Lender Parent hereunder or its effective return hereunder or on its capital in respect of any Loan or a Credit Facility;

(g) to reduce the standby fees payable to such Lender pursuant to Section 5.7; or

(h) to cause such Lender or its Lender Parent to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loan or a Credit Facility;

such Lender shall determine that amount of money which shall compensate the Lender or its Lender Parent for such increase in cost, payments to be made or reduction in income or return or interest foregone (herein referred to as "Additional Compensation"). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, such Lender shall promptly so notify the Borrower and the Agent. The relevant Lender shall provide the Borrower and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The Borrower shall pay to such Lender within 10 Banking Days of the giving of such notice such Lender's Additional Compensation. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(2) Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all regulations, requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof ((i) and (ii), collectively, the "New Rules") shall, in each case, be deemed to be a change in applicable law for purposes of this Section 12.2 regardless of the date enacted, adopted, issued or implemented, in each case (i) to the extent such New Rules are materially different from the Applicable Laws in effect on the date hereof and (ii) to the extent that such New Rules have general application to substantially all banks or their Affiliates which are subject to the New Rules in question.

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(3) Each Lender agrees that it will not claim Additional Compensation from the Borrower under Section 12.2(1) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of any period greater than 3 months prior to the delivery of notice in respect thereof by such Lender, unless, in the latter case, the adoption, change or other event or circumstance giving rise to the claim for Additional Compensation is retroactive or is retroactive in effect.

12.3 Prepayment of Portion

In addition to the other rights and options of the Borrower hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 12.2 with respect to any Loan (an "Affected Loan"), the Borrower may, upon 2 Banking Days' notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), either effect a Conversion in accordance with the provisions hereof (if such Conversion would reduce the applicable Additional Compensation) or prepay in full without penalty such Lender's Rateable Portion of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender's obligations to make such Affected Loans to the Borrower under this Agreement shall terminate.

12.4 Illegality

(a) If a Lender determines, in good faith, that the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to, or for its Lender Parent to permit such Lender to, make, fund or maintain a Loan under any Credit Facility or to give effect to its obligations in respect of such a Loan, such Lender may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same shall forthwith terminate, and the Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Loan in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. If any such change shall only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrower hereunder, such Lender shall only declare its obligations under that portion so terminated.

(b) If any Lender determines that any applicable law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans the interest in respect of which is determined by reference to any Benchmark or to determine or charge interest based upon any Benchmark then, upon notice thereof by such Lender to the Borrower (through the Agent or directly by the Operating Lender to the Borrower in the case of a notice made by the Operating Lender) (an "Interest Rate Illegality Notice"), (a) any obligation of such Lender to (i) if such notice is with respect to a Benchmark Loan denominated in United States Dollars, make or Rollover such Benchmark Loan or to make a Conversion of U.S. Base Rate Loans to such Benchmark Loan, and/or (ii) if such notice is with respect to a Benchmark Loan denominated in Canadian Dollars, make or Rollover such Benchmark Loan or to make a Conversion of Canadian Prime Rate Loans to such Benchmark Loan, shall be suspended, as the case may be, and (b) if such notice asserts the illegality of such Lender making or maintaining U.S. Base Rate Loans or Canadian Prime Rate Loans, the interest rate on which is determined by reference to the component of the U.S. Base Rate which is based on such Benchmark

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(which as of the date hereof is Adjusted Term SOFR) or the component of the Canadian Prime Rate which is based on such Benchmark (which as of the date hereof is Adjusted Term CORRA), as applicable, the interest rate on which U.S. Base Rate Loans or Canadian Prime Rate Loans, as applicable, of such Lender shall, if necessary to avoid such illegality, be determined by the Agent or the Operating Lender, as the case may be, without reference to such component of the U.S. Base Rate which is based on such Benchmark or such component of the Canadian Prime Rate which is based on such Benchmark, in each case, until each affected Lender notifies, in the case of an Interest Rate Illegality Notice that affects Loans of such Lender under the Syndicated Facility or the Term Loan Facility, the Agent and the Borrower, or, in the case of an Interest Rate Illegality Notice that affects Loans of such Lender under the Operating Facility, the Borrower, as the case may be, that the circumstances giving rise to such determination no longer exist. Upon receipt of an Interest Rate Illegality Notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent in the case of an Interest Rate Illegality Notice that had been delivered by a Lender to the Agent), prepay or, if applicable, make a Conversion of (i) all Benchmark Loans denominated in United States Dollars (which as of the date hereof would be SOFR Loans) of such Lender to U.S. Base Rate Loans, and (ii) all Benchmark Loans denominated in Canadian Dollars (which as of the date would be CORRA Loans) of such Lender to Canadian Prime Rate Loans, as applicable (the interest rate on which U.S. Base Rate Loans shall, if necessary to avoid such illegality, be determined by the Agent or the Operating Lender, as the case may be, without reference to the component of the U.S. Base Rate which is based on such Benchmark (which as of the date hereof is the Adjusted Term SOFR component thereof) or the component of the Canadian Prime Rate which is based on such Benchmark (which as of the date hereof is the Adjusted Term CORRA component thereof), as applicable), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such applicable Benchmark Loan to such day, or immediately, if such Lender may not lawfully continue to maintain such Benchmark Loan to such day. Upon any such prepayment or Conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Sections 12.2, 12.3 or 12.5, as applicable.

12.5 Temporary Market Disruption

Subject to Section 12.1, if, if:

(a) the Agent, in the case of the Syndicated Facility or the Term Loan Facility, or the Operating Lender, in the case of the Operating Facility (as the case may be), determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof; or

(b) the Lenders holding Commitments which constitute at least 25% of the Total Commitment determine that for any reason in connection with any request for any Benchmark Loan, or a Conversion thereto or a Rollover thereof that the applicable Benchmark with respect to a proposed Benchmark Loan (or for any requested Interest Period thereof) does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Benchmark Loan, and such Lenders have provided notice of such determination to the Agent, then, in each case, the Agent (with respect to a determination made by the Agent pursuant to subparagraph (a) above or with respect to any determination made pursuant to subparagraph (b) above) will promptly so notify the Borrower and each Lender or the Operating Lender (with respect to a determination made by the Operating Lender pursuant to subparagraph (a) above) will promptly so notify the Borrower. Upon notice thereof by the Agent or the Operating Lender (as the case may be) to the Borrower as aforesaid, any obligation of, in the case of a notice by the Agent pursuant to subparagraph (a) above with respect to the Syndicated Facility, the Lenders, in the case of a notice by the Agent pursuant to subparagraph (b) above, the Lenders under each of the Credit Facilities and, in the case of a notice by the Operating Lender pursuant to subparagraph (a) above, the Operating Lender, to make such Benchmark Loans, and any right of the Borrower to Rollover such Benchmark Loans, or to convert any other Loans into such Benchmark Loans, shall be suspended (to the extent of the affected Benchmark Loans or affected Interest Periods) until the Agent or the Operating Lender (as the case may be) (with respect to subparagraph (b), at the instruction of Lenders to the Agent holding 25% of the Total Commitment) revokes such notice.

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Upon receipt of such notice:

(i) in respect of any affected SOFR Loans, (A) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing such revocation, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to U.S. Base Rate Loans in the amount specified therein and (B) any such outstanding affected SOFR Loans will be deemed to have been converted into U.S. Base Rate Loans at the end of the applicable Interest Period; and

(ii) in respect of any affected CORRA Loans, (A)(I) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such CORRA Loans (to the extent of such affected CORRA Loans or affected Interest Periods), (II) in respect of Term CORRA Loans, the Borrower may elect to convert any such request into a request for a Drawdown of, or Conversion to, Daily Compounded CORRA Loans, or, failing such revocation or election, (III) the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to Canadian Prime Rate Loans, in the amount specified therein, and (B)(I) in respect of Term CORRA Loans, the Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable Interest Period, into Daily Compounded CORRA Loans, and (II) otherwise, or failing such election, any outstanding CORRA Loans will be deemed to have been converted, at the end of the applicable Interest Period into Canadian Prime Rate Loans, in each case, upon any such Conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.16. Subject to Section 12.1, if, in the case of the Syndicated Facility or the Term Loan Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof on any given day, the interest rate on U.S. Base Rate Loans or Canadian Prime Rate Loans, as applicable, shall be determined by the Agent or the Operating Lender (as the case may be) without reference to subparagraph (c) of the definition of "U.S. Base Rate" or subparagraph (b) of the definition of "Canadian Prime Rate" until the Agent or the Operating Lender (as the case may be) revokes such determination.

Article 13
COSTS, EXPENSES AND INDEMNIFICATION

13.1 Costs and Expenses

The Borrower shall pay, within 30 days after notice from the Agent all reasonable and documented out-of-pocket costs and expenses of the Lenders, the Agent and the Co-Lead Arrangers, including travel expenses of the Agent and the Co-Lead Arrangers, in connection with the Documents and the establishment and initial syndication of the Credit Facilities, including in connection with negotiation, preparation, printing, execution, delivery and administration of this Agreement and the other Documents whether or not any Drawdown has been made hereunder, and also including: (a) the reasonable and documented fees and out-of-pocket costs and expenses of Lenders' Counsel (on a solicitor-client full indemnity basis) with respect thereto and with respect to advising the Agent and the Lenders as to their rights and responsibilities under this Agreement and the other Documents and (b) any third party service providers in respect of the Platform. Except for ordinary expenses of the Lenders, the Operating Lender and the Agent relating to the day to day administration of this Agreement, the Borrower further agrees to pay within 30 days of demand by the Agent all reasonable and documented out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lenders, the Operating Lender and the Agent under this Agreement and other Documents, including all reasonable and documented out-of-pocket costs and expenses sustained by the Lenders, the Operating Lender and the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding relating thereto (whether or not an

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Indemnified Party is a party or subject thereto), together with interest thereon from and after such 30th day if such payment is not made by such time.

13.2 General Indemnity

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable and documented out-of-pocket expenses and reasonable and documented legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Credit Facilities or the Documents, including as a result of or in connection with:

(a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund or maintain any Loan as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b) the Borrower's failure to pay any other amount, including any interest or fee, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(c) the Borrower's repayment or prepayment of a Benchmark Loan, as applicable otherwise than on the last day of its Interest Period;

(d) the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(e) the failure of the Borrower to make any other payment due hereunder;

(f) any inaccuracy or incompleteness of the Borrower's representations and warranties contained in Article 8;

(g) any failure of the Borrower to observe or fulfil its obligations under Article 9;

(h) without limiting the foregoing, any inaccuracy or incompleteness of the Borrower's representations and warranties contained in Section 8.1(bb) hereof;

(i) any failure of the Borrower to observe or fulfil its obligations under Section 5.5(4) hereof;

(j) any failure of the Borrower to observe or fulfil any other Obligation not specifically referred to above; or

(k) the occurrence of any Default or Event of Default in respect of the Borrower,

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. Further, for greater certainty, the provisions of this Section 13.2 shall not govern or apply to the Lender Financial Instruments or the Cash Management Documents or the performance thereof by the Borrower and its Subsidiaries (as applicable), which shall be governed by the respective terms and conditions thereof. The provisions of this Section shall survive repayment of the Obligations.

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13.3 Environmental Indemnity

The Borrower shall indemnify and hold harmless the Indemnified Parties forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable and documented legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with any Credit Facility, whether as beneficiaries under the Documents, as successors in interest of the Borrower or any of its Subsidiaries, or voluntary transfer in lieu of foreclosure, or otherwise howsoever, with respect to any Environmental Claims relating to the property of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to the Borrower or its Subsidiaries) relating to the property of the Borrower or its Subsidiaries, or the past, present or future condition of any part of the property of the Borrower or its Subsidiaries owned, operated or leased by the Borrower or its Subsidiaries (or any such predecessor in interest), including any liabilities arising as a result of any indemnity covering Environmental Claims given to any person by the Lenders or the Agent or a receiver, interim receiver, receiver manager or similar person appointed hereunder or under applicable law (collectively, the "Indemnified Third Party"); but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party or the Indemnified Third Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. The provisions of this Section shall survive the repayment of the Obligations.

13.4 Judgment Currency

(1) If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the "Judgment Currency") an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(a) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date; or

(b) the date on which the judgment or judicial order is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter in this Section referred to as the "Judgment Conversion Date").

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 13.4(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay such additional amount (if any) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3) Any amount due from the Borrower under the provisions of Section 13.4(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4) The term "rate of exchange" in this Section 13.4 means the rate of exchange provided for in the definition of "Equivalent Amount" for Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, for the day in question.

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13.5 Limit on Liability of Indemnified Parties

No Indemnified Party shall have any liability to the Borrower or any Subsidiary or any person asserting claims on behalf of, or in right of, the Borrower or any Subsidiary thereof in connection with or as a result of any Credit Facility, this Agreement or any other Document or any transaction contemplated hereby or thereby, except to the extent (and only to the extent) that any losses, claims, damages, liabilities or expenses incurred by the Borrower, such Subsidiary or other person are determined by a final non-appealable judgment of a court of competent jurisdiction to have (a) resulted solely by reason of the gross negligence or wilful misconduct of such Indemnified Party or (b) in respect only of a Lender, resulted from the intentional failure of such Lender to advance funds under its Commitment when all conditions precedent to a Drawdown have been satisfied. In any event, and notwithstanding the foregoing or any other provision hereof or of the other Documents to the contrary, no Indemnified Party shall be liable for any special, indirect, consequential or punitive damages in connection with or as a result of any Credit Facility, this Agreement or any other Document or any transaction contemplated hereby or thereby. For certainty, the provisions of this Section 13.5 shall not govern or apply to the liabilities of any of the Secured Parties, as the case may be, under the Lender Financial Instruments or the Cash Management Documents, as the case may be, which shall be governed by the respective terms and conditions thereof.

Article 14
THE AGENT AND ADMINISTRATION
OF THE CREDIT FACILITY

14.1 Authorization and Action

(1) Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent on behalf of the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 15.10, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority of the Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent's incurring any costs and expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred or which is contrary to this Agreement or applicable law.

(2) The Lenders agree that all decisions as to actions to be or not to be taken, as to consents or waivers to be given or not to be given, as to determinations to be made and otherwise in connection with this Agreement and the Documents, shall be made upon the decision of the Majority of the Lenders except in respect of a decision or determination where it is specifically provided in this Agreement that "all of the Lenders", "all Lenders" or "each of the Lenders" or words to similar effect, or the Agent alone, is to be responsible for same. Each of the Lenders shall be bound by and agrees to abide by and adopt all decisions made as aforesaid and covenants in all communications with the Borrower to act in concert and to join in the action, consent, waiver, determination or other matter decided as aforesaid.

(3) For certainty, the Agent is authorized to execute and deliver the Security, any Second Lien Intercreditor Agreement and any document or instrument in connection therewith and perform its obligations under or in respect thereof.

14.2 Procedure for Making Loans under the Syndicated Facility and the Term Loan Facility

(1) The Agent shall make Loans under the Syndicated Facility and the Term Loan Facility available to the Borrower as required hereunder by debiting the account of the Agent to which the Lenders' Rateable Portions of such Loans have been credited in accordance with Section 2.11 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by crediting the account of the Borrower or, at the expense of the Borrower, transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Drawdown Notice, Rollover Notice or Conversion Notice,

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as the case may be, in respect of each Loan; provided that the obligation of the Agent hereunder to effect such a transfer shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute conclusive and binding evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and the Agent shall not be liable for any damages, claims or costs which may be suffered by the Borrower and occasioned by the failure of such Loan to reach the designated destination.

(2) Unless the Agent has been notified by a Lender at least one Banking Day prior to the Drawdown Date, Rollover Date or Conversion Date, as the case may be, requested by the Borrower that such Lender will not make available to the Agent its Rateable Portion of such Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Rateable Portion of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender's Rateable Portion of such Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be conclusive and binding evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender's Rateable Portion of the Loan for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of any Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Loan on the Drawdown Date, Rollover Date or Conversion Date, as the case may be; for certainty, without derogating from the operation of Section 14.14 or Section 15.2, no Lender shall be responsible for the obligations of any other Lender hereunder.

14.3 Remittance of Payments

Except for amounts payable to the Agent for its own account, forthwith after receipt of any repayment pursuant hereto or payment of interest or fees pursuant to Article 5 or payment pursuant to Article 7, the Agent shall remit to each Lender its Rateable Portion of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner applicable to the Loan in respect of which such payment is made for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

14.4 Redistribution of Payment

Each Lender agrees that:

(a) if the Lender exercises any security against or right of counter claim, set-off or banker's lien or similar right with respect to the property of the Borrower or any Subsidiary or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set-off against, a debt owed by it to the Borrower or any Subsidiary, the Lender shall apportion the amount thereof proportionately between:

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(i) such Lender's Rateable Portion of all outstanding Obligations owing by the Borrower, which amounts shall be applied in accordance with Section 14.4(b); and

(ii) amounts otherwise owed to such Lender by the Borrower and its Subsidiaries,

provided that (i) any cash collateral account held by such Lender as collateral for a letter of credit (other than a Letter of Credit) which is Permitted Debt may be applied by such Lender to such amounts owed by the Borrower or a Subsidiary, as the case may be, to such Lender pursuant to such letter of credit and (ii) these provisions do not apply to:

(A) a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Security Interest which is a Permitted Encumbrance;

(B) cash collateral provided, or the exercise of rights of counterclaim, set-off or banker's lien or similar rights, in respect of Cash Management Arrangements provided by a Cash Manager;

(C) any reduction in amounts owing by a Lender (or its Hedging Affiliates) to the Borrower or a Subsidiary upon the termination of Lender Financial Instruments entered into with the relevant Lender (or its Hedging Affiliates); or

(D) any payment to which a Lender is entitled as a result of any credit default swap, credit derivative or other form of credit protection obtained by such Lender;

(b) if, in the aforementioned circumstances, a Lender, through the exercise of a right, or the receipt of a secured claim described in Section 14.4(a) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders (having regard to the respective Rateable Portions of the Lenders), such Lender receiving such proportionately greater payment shall purchase, on a non-recourse basis at par, and make payment for a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts shall be pro rata to their respective Rateable Portions; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered by or on behalf of the Borrower or any trustee, liquidator, interim receiver, receiver or receiver manager or person with analogous powers from the purchasing Lender, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender shall reimburse the purchasing Lender pro rata in relation to the amounts received by it. Such Lender shall exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims; and

(c) if a Lender does, or is required to do, any act or thing permitted by Section 14.4(a) or (b) above, it shall promptly provide full particulars thereof to the Agent.

14.5 Duties and Obligations

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction. Without limiting the generality of the foregoing, the Agent:

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(a) may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b) may consult with legal counsel (including receiving the opinions of Borrower's counsel and Lenders' Counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c) shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, telecopier, facsimile, electronic mail or other electronic means of communication which may generate a written record thereof) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d) may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e) may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f) shall not be bound to disclose to any other person any information relating to the Borrower, any of its Subsidiaries or any other person if such disclosure would or might in its opinion constitute a breach of any applicable law, be in default of the provisions hereof or be otherwise actionable at the suit of any other person; and

(g) may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any applicable law or any directive or otherwise render it liable to any person, and may do anything which is in its reasonable opinion necessary to comply with such applicable law.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

14.6 Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.

14.7 Agent's and Lenders' Authorities

With respect to its Commitments and the Drawdowns, Rollovers, Conversions and Loans made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights

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and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and its Subsidiaries or any corporation or other entity owned or controlled by any of them and any person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

14.8 Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving loans or term loans, or both, to corporations similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any of its Subsidiaries. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement. Each Lender hereby covenants and agrees that, subject to Section 14.4, it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Obligations without the consent of all the other Lenders.

14.9 Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a pro rata basis in accordance with their respective Commitments as a proportion of the aggregate of all outstanding Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct, as determined in a final, non-appealable judgment by a court of competent jurisdiction. If the Borrower subsequently repays all or a portion of such amounts to the Agent, then the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

14.10 Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days' prior written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the "Successor Agent") who shall be acceptable to the Borrower, acting reasonably. If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent's giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender acceptable to the Borrower, acting reasonably. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and

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obligations as Agent under this Agreement. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

14.11 Taking and Enforcement of Remedies

Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority of the Lenders regardless of whether acceleration was made pursuant to Section 11.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to any Credit Facility, including any acceleration under Section 11.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority of the Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of a Majority of the Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority of the Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority of the Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including and, if applicable, the appointment of a receiver, interim receiver or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Section 5.8, Section 9.2(b), Section 14.4 and Section 14.14, it has not heretofore and shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and each Lender shall be entitled to their Rateable Portion of such monies. In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

14.12 Reliance Upon Agent

The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

14.13 No Liability of Agent

The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder or under any other Document (unless such failure was caused, in whole

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or in part, by the Agent's failure to observe or perform its obligations hereunder or under such other Document (as applicable)), or to any Lender on account of the failure of the Borrower or any Lender to perform its obligations hereunder or under any other Document.

14.14 The Agent and Defaulting Lenders

(1) Each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent, as the case may be, in its discretion, equal to all obligations of such Defaulting Lender to the Agent, that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender's obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall and shall be entitled to apply the foregoing cash in accordance with Section 14.14(3), in the case of amounts owing to the Agent.

(2) In addition to the indemnity and reimbursement obligations noted in Section 14.9, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower and without limiting the obligations of the Borrower hereunder) rateably according to their respective Rateable Portions (and in calculating the Rateable Portion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 14.9. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(3) The Agent shall be entitled to set-off and/or withhold from any Defaulting Lender's Rateable Portion of all payments received from the Borrower against such Defaulting Lender's obligations to make payments and fund Loans required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Documents. To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:

(a) first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Document;

(b) second, to the reimbursement, on a pro rata basis, of any indemnity amounts owing by such Defaulting Lender pursuant to Section 14.14(2);

(c) third, to repay on a pro rata basis the incremental portion of any Loans made by a Lender pursuant to Section 15.2(4) in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Loans;

(d) fourth, to cash collateralize all other obligations of such Defaulting Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent, in its discretion, including such Defaulting Lender's obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower; and

(e) fifth, to fund from time to time the Defaulting Lender's Rateable Portion of Loans,

provided that any such funds in excess of such Defaulting Lender's defaulted obligations shall be paid to the Defaulting Lender.

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(4) For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including a Defaulting Lender ) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

14.15 Article for Benefit of Agent and Lenders

The provisions of this Article 14 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent provided in Sections 14.1, 14.2, 14.6, 14.10, 14.11, 14.12, 14.13 and this Section 14.15, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower.

14.16 Erroneous Payments by the Agent

(1) If the Agent notifies a Lender or other Secured Party, or any person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Secured Documents (any such Lender, other Secured Party or other recipient, a "Payment Recipient") that the Agent has determined in its sole discretion (whether or not after receipt of any notice under the immediately succeeding clause (2)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Secured Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender or other Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (y) in respect of an Erroneous Payment in United States Dollars, the Federal Funds Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (z) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 14.16(1) shall be conclusive, absent manifest error; provided that, any such interest payable by such Lender or person shall not be reimbursable by the Borrower under Article 13 for any reason.

(2) Without limiting the immediately preceding Section 14.16(1), each Lender or other Secured Party, or any person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Secured Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other Secured Party, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

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(a) (i) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (ii) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(b) such Lender or other Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 14.16(2).

(3) Each Lender or other Secured Party hereby authorizes the Agent to set-off, net and apply any and all amounts at any time owing to such Lender or other Secured Party under any Secured Document, or otherwise payable or distributable by the Agent to such Lender or other Secured Party from any source, against any amount due to the Agent under the immediately preceding Section 14.16(1) or under the indemnification provisions of this Agreement.

(4) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with the immediately preceding Section 14.16(1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon the Agent's notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not any of its Commitments) under any of the applicable Credit Facilities with respect to which such Erroneous Payment was made (the "Erroneous Payment Impacted Facilities") in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not any of its Commitments) of the Erroneous Payment Impacted Facilities, the "Erroneous Payment Deficiency Assignment") at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment Agreement with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Commitments which shall survive as to such assigning Lender and (iv) the Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 15.6, the Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender under any of the Credit Facilities and such Commitments under such Credit Facilities shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or other Secured Party under the applicable Secured Documents with respect to each Erroneous Payment Return Deficiency (the "Erroneous Payment Subrogation Rights").

(5) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any Subsidiary, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrower or any Subsidiary or (ii) the proceeds of realization from the enforcement of one or more of the Secured Documents against or in respect of one or more of the Borrower and its Subsidiaries; provided that, in each case, such funds were received by the Agent for the purpose of discharging such Secured Obligations.

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(6) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on "discharge for value", "good consideration" for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(7) Each party's obligations, agreements and waivers under this Section 15.16 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Secured Document.

(8) For purposes of this Section 14.16, each Lender:

(a) agrees it is executing and delivering this Agreement with respect to this Section 14.16 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 14.16 and any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates;

(b) represents, warrants, covenants and agrees that its Affiliates referred to in this Section 14.16 and any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 14.16; and

(c) agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 14.16 will be binding upon such Lender and such Lender does hereby indemnify and save the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such persons to comply with their obligations under and in respect of this Section 14.16, in each case, in accordance with and subject to the limitations in Section 14.16(9).

(9) Except pursuant to an Erroneous Payment Deficiency Assignment or the exercise of any Erroneous Payment Subrogation Rights (or any equivalent equitable subrogation rights), the Borrower shall not have any liability to the Agent for any Erroneous Payment or any interest, loss, cost or damages related thereto or arising therefrom under any provision of this Agreement or any other Document or under any legal principle or theory, whether arising by law or in equity.

Article 15
GENERAL

15.1 Exchange and Confidentiality of Information

(1) The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Sections 15.6 or 15.7 with any information concerning the Borrower and its Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.

(2) Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant to the Documents (the "Information") and agrees to use all reasonable efforts to prevent the disclosure thereof; provided, however, that:

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(a) the Agent, the Lenders and Hedging Affiliates may disclose all or any part of the Information to any of the Junior Debt Creditors to the extent permitted or required to do so pursuant to any Second Lien Intercreditor Agreement;

(b) the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required (i) by their respective auditors or (ii) in connection with any actual or threatened judicial, administrative or governmental proceedings, including proceedings initiated under or in respect of this Agreement or upon the request of its independent auditors or a Governmental Authority having jurisdiction over it;

(c) the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable treaty, order, policy or directive having the force of law, to the extent of such requirement;

(d) the Agent and each Lender may disclose the Information to any Governmental Authority (including any self-regulatory agency or authority) having jurisdiction over it (i) upon the request thereof or (ii) where it considers such disclosure to be advisable or appropriate, acting reasonably;

(e) the Agent and each Lender may provide any Affiliate thereof with the Information to the extent reasonably required to be disclosed thereto; provided that each such Affiliate shall be under a like duty of confidentiality to that contained in this Section 15.1 and further provided that the Agent or the Lender, as the case may be, providing the Information shall be responsible for any breach by its Affiliate of the aforementioned like duty of confidentiality;

(f) the Agent and the Lenders may provide Lenders' Counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(g) the Agent and each Lender may disclose Information to market data collectors, any insurance or reinsurance company thereof for the purpose of maintaining insurance, to any person providing administration and settlement services in respect of this Agreement, to any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Borrower or any Subsidiary and to any credit rating agency solely in connection with a review, determination or other matter related to the credit ratings of such Lender and not, for certainty, of the Borrower and to their respective counsel, agents, employees, affiliates and advisors; provided that, such counterparty, rating agency, insurance or reinsurance company or other person agrees in writing to be under a like duty of confidentiality to that contained in this Section;

(h) the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof, including, for certainty, by a breach hereof by a person for which the applicable Lender or the Agent is responsible) or which has been made readily available to the public by the Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or Lender's possession from a source other than the Borrower or a representative of the Borrower and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received;

(i) the Agent and each of the Lenders may disclose the Information to (i) any of their respective Affiliates and (ii) other financial institutions and other persons in connection with the syndication by the Agent or Lenders of the Credit Facilities, the assignment by a Lender of the Credit Facilities, or the granting by a Lender of a participation in the Credit Facilities, in each case, where such Affiliate or financial institution or other person agrees to be under a like duty of confidentiality to that contained in this Section; and

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(j) the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

15.2 Nature of Obligations under this Agreement; Defaulting Lenders

(1) The obligations of each Lender and of the Agent under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower and its Subsidiaries of any of their respective obligations under the Documents.

(2) Subject to and without derogating from the operation of Section 14.14 and this Section 15.2, neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

(3) Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) the standby fees payable pursuant to Section 5.7 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(b) a Defaulting Lender shall not be included in determining whether, and the Commitment and the Rateable Portion of the Outstanding Principal of such Defaulting Lender shall not be included in determining whether, all Lenders, all of the Lenders or the Majority of the Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 15.10), provided that any waiver, amendment or modification requiring the consent of all Lenders, all of the Lenders, each of the Lenders or each affected Lender that (i) materially and adversely affects such Defaulting Lender differently than other affected Lenders, (ii) increases the Commitment or extends the Maturity Date of such Defaulting Lender, or (iii) relates to the matters set forth in Sections 15.10(a)(i), (ii), (iii), (v), (viii) and (x) shall require the consent of such Defaulting Lender; and

(c) for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(4) If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then each other Lender shall fund its Rateable Portion of such affected Loan (and, in calculating such Rateable Portion, the Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section to make or provide Loans in excess of its Commitment. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the Agent received (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then the Agent shall promptly notify the Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure). Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 15.2(4) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Rateable Portions of such affected Loans.

(5) If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Loans equal in total to such Lender's Rateable Portion thereof without regard to Section 15.2(4).

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15.3 Notices

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by facsimile or other electronic means of communication addressed to the respective parties as follows:

To the Borrower:

Obsidian Energy Ltd.
Suite 200, 207 – 9th Avenue SW
Calgary, Alberta
T2P 1K3

Attention:	Senior Vice President and Chief Financial Officer
Facsimile:	[Redacted – Personal Information]

To the Agent:

(a) For Drawdown Notices, Rollover Notices, Conversion Notices and Repayment Notices:

Royal Bank of Canada, as Agent

Agency Services Group

155 Wellington Street West, 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency

Facsimile: [Redacted – Personal Information]

Email: [Redacted – Personal Information]

(b) For all other demands, notices or communications to the Agent:

Royal Bank of Canada, as Agent

Agency Services Group

155 Wellington Street West, 8th Floor

Toronto, Ontario

M5V 3K7

Attention: Manager, Agency

Facsimile: [Redacted – Personal Information]

Email: [Redacted – Personal Information]

with a copy, in the case of each demand, notice or communication to the Agent other than Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices, to:

RBC Capital Markets

3900 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta

T2P 5C5

Attention: Managing Director

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Facsimile: [Redacted – Personal Information]

To the Operating Lender:

(a) For Drawdown Notices, Rollover Notices, Conversion Notices and Repayment Notices:

Royal Bank of Canada, as Operating Lender

Global Loans Administration

155 Wellington Street, 8th floor

Toronto, Ontario

M5V 3H6

Attention: Global Loans Administration

Email: [Redacted – Personal Information]

Facsimile: [Redacted – Personal Information]

(b) For all other demands, notices or communications to the Operating Lender:

Royal Bank of Canada, as Operating Lender

3900 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta

T2P 5C5

Attention: Managing Director

Facsimile: [Redacted – Personal Information]

To each Lender: As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Borrower upon request to the Agent), or to such other address or facsimile number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.

15.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

15.5 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrower, the Lenders and the Agent and their respective successors and permitted assigns.

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15.6 Assignment

(1) Any Lender may, with the prior written consent of each of the Borrower and the Agent, which consents shall not be unreasonably withheld, conditioned or delayed, assign an interest in any of its Commitments, its Rateable Portion of the Loans and its rights under the Documents; provided that: (a) such consent of the Borrower shall not be required during the continuance of a Default or an Event of Default; (b) such consents shall not be required in the case of assignments to another Lender (other than a Defaulting Lender), by a Lender to an Affiliate thereof or by a Lender to an Approved Fund; (c) except during the continuance of an Event of Default or except with the consent of the Borrower and the Agent, such consents not to be unreasonably withheld, conditioned or delayed, no Lender shall assign an interest in its Commitment if the effect of the same would be to have a Lender with a Commitment of less than Cdn.$5,000,000 (such amount to be reduced in proportion to any partial reductions in each Credit Facility); and (d) except in the case of an assignment by a Defaulting Lender pursuant to Section 2.21(1)(c)(v), it shall be a precondition to any such assignment that the contemplated assignee Lender shall have paid to the Agent, for the Agent's own account, a transfer fee of Cdn.$3,500.00. Except in the case of an assignment by a Lender to an Affiliate thereof or an Approved Fund (in which case the assigning Lender shall remain liable for the obligations so assigned), upon any such assignment, the assigning Lender shall have no further obligation hereunder with respect to such interest. Upon any such assignment, the assigning Lender, the assignee Lender, the Agent and, if applicable, the Borrower shall execute and deliver an Assignment Agreement. Except as permitted by Section 9.2(k), the Borrower shall not assign its rights or obligations hereunder, under the Credit Facilities or under any other Document, without the prior written consent of all of the Lenders.

(2) Any Lender may at any time grant a Security Interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any Security Interest to secure obligations of such Lender to a U.S. Federal Reserve Bank or other central bank having jurisdiction over such Lender, and Section 15.6(1) shall apply to any realization by any such secured party of any such Security Interest, and this Section shall apply to any such grant of a Security Interest; provided, that no such grant of a Security Interest shall release a Lender from any of its obligations hereunder or substitute any holder of such Security Interest for such Lender as a party hereto.

(3) The Agent shall, on behalf of the Borrower, maintain at its address referred to in Section 15.3 a copy of each executed Assignment Agreement delivered to it and a register (the "Register") for the recordation of the names and addresses of the Lenders and the Commitment of, and the principal amount of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Agent and the Lenders shall treat each whose name is recorded in the Register as the owner of the Loans recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender (with respect to any entry relating to the Loans of such Lender) at any reasonable time and from time to time upon reasonable prior notice to the Agent.

15.7 Participations

Any Lender may, without the consent of the Borrower, grant one or more participations in its Commitment and its Rateable Portion of any one or more of the Loans to other persons, provided that the granting of such a participation: (a) shall be at the Lender's own cost; (b) shall not affect the obligations of such Lender hereunder nor shall it increase the costs to the Borrower hereunder or under any of the other Documents; and (c) shall not provide the participant with any right to approve the provision by the Lender of any consent, waiver or approval hereunder or require the Borrower to deal directly with such participant. No such participant shall by virtue of such participations be party to this Agreement. The Borrower also agrees that each participant shall be entitled to the benefits of Section 7.5 and Section 12.2 with respect to its interest in the Commitment and the Loans outstanding from time to time as if such participant were such Lender; provided that no participant shall be entitled to receive any amount which the transferor Lender would not have been entitled to receive in such circumstances nor any greater amount pursuant to either such Section than the transferor Lender would have been entitled to receive in respect of such amount of the participation transferred by such transferor Lender to such participant had no such transfer occurred. For the purposes of this Section 15.7, each Lender from which a participant purchased the related participation shall act as agent on behalf of such participant to the extent required so that such participant shall receive the benefit of this Section 15.7.

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15.8 Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

15.9 Whole Agreement

This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto regarding the subject matter hereof and thereof and cancel and supersede any prior agreements (including any commitment letters), undertakings, declarations, commitments, representations, written or oral, in respect thereof.

15.10 Amendments and Waivers

Any provision of this Agreement and the other Documents may be amended only if the Borrower and the Majority of the Lenders so agree in writing and, except as otherwise specifically provided herein, may be waived only if the Majority of the Lenders (excluding any Defaulting Lenders) so agree in writing, but:

(a) an amendment or waiver (or a consent to like effect) which:

(i) changes the amount or type of the Credit Facilities, the types of Loans available hereunder (or decreases in the periods of notice for Drawdowns, Conversions, Rollovers or voluntary prepayment of Loans) or any Lender's Commitment;

(ii) decreases in the rates of, or deferral of the dates of payment of, interest, Letter of Credit fees or standby fees, decreases in the amount of principal owing hereunder or deferral of the dates of mandatory repayments of principal owing hereunder;

(iii) decreases in the amount of, or deferral of the dates of payment of, other fees or other amounts payable hereunder (other than fees (which are not issuance fees in respect of Letters of Credit) payable for the account of Agent or the Operating Lender, which may be increased or decreased with the written agreement of the Agent or the Operating Lender, as the case may be);

(iv) changes the definition of "Majority of the Lenders";

(v) changes any Second Lien Intercreditor Agreement (other than amendments, supplements, modifications, consents, waivers and modifications of an administrative or minor nature or to the extent necessary to cure any defect, ambiguity or inconsistency);

(vi) changes any provision hereof contemplating or requiring consent, approval or agreement of "all Lenders", "all of the Lenders", "each of the Lenders" or similar expressions or permitting waiver of conditions or covenants or agreements by "all Lenders", "all of the Lenders", "each of the Lenders" or similar expressions;

(vii) changes Sections 2.2, 2.3, 2.15, 2.19, 2.21, 2.22, 2.23, 2.24, 11.7, 11.8, 11.9, 11.10 or 14.4;

(viii) releases or discharges, makes any material change to the Security, or makes any material change to the priority or ranking of, or the effective priority or ranking of, the Security, except to the extent provided for or contemplated hereunder (for certainty, the discharge or release of the Collateral from the Security which is not already provided for in the Documents, as opposed to the release or discharge or material amendment or waiver of the Security itself, shall only require the approval of the Majority of the Lenders, unless

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the Collateral being released constitutes all or substantially all of the property and assets of the Borrower and its Subsidiaries);

(ix) changes the conditions precedent to Drawdowns; or

(x) changes this Section, shall require the agreement or waiver of all the Lenders (excluding any Defaulting Lenders) (except in the case of paragraphs (i), (ii), (iii), (v) or (viii)) and also (in the case of an amendment) of the other parties hereto (excluding any Defaulting Lenders);

(b) an amendment or waiver (or a consent to like effect) which changes the rights and/or obligations of the Agent shall also require the agreement of the Agent thereto;

(c) an amendment or waiver (or a consent to like effect) which changes the rights and/or obligations of the Operating Lender shall also require the agreement of the Operating Lender thereto, provided that an amendment or waiver which only relates to the Operating Facility and/or the rights and/or obligations of the Operating Lender may be made with the consent of the Operating Lender alone;

(d) an amendment or waiver (or a consent to like effect) which changes the rights and/or obligations of the Term Loan Facility Lenders (or any of them) shall also require the agreement of the Term Loan Facility Lender thereto, provided that an amendment or waiver which only relates to the Term Loan Facility and/or the rights and/or obligations of the Term Loan Facility Lenders may be made with the consent of the Term Loan Facility Lenders alone;

Notwithstanding anything to the contrary in this Section 15.10 or any other provision of this Agreement:

(e) any provision of this Agreement or any other Document may be amended by an agreement in writing entered into by the Borrower and the Agent to (i) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrower) or (ii) effect administrative changes of a technical or immaterial nature, and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Banking Days' prior written notice of such change and the Agent shall not have received, within five (5) Banking Days of the date of such notice to the Lenders, a written notice from the Majority of the Lenders stating that the Majority of the Lenders object to such amendment and, notwithstanding anything to the contrary herein or in any other Document, any such amendments, modifications or additional Documents implementing the same will become effective without any further action or consent of any other party to this Agreement or any other Document; and

(f) in connection with the use or administration of any Benchmark or the use, administration, adoption or implementation of a Benchmark Replacement, the Agent (including as directed by the Operating Lender with respect to the Operating Facility) will have the right to make Conforming Changes from time to time in accordance with Section 12.1(2).

The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any such amendments, modifications or additional Documents.

Any such waiver and any consent by the Agent, the Operating Lender, any Lender, the Majority of the Lenders or all of the Lenders under any provision of this Agreement must be in writing (including, for certainty, by electronic mail) and may be given subject to any conditions thought fit by the person giving that waiver or consent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

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15.11 Further Assurances

The Borrower shall, and shall cause each Subsidiary to, promptly cure any default by it or defect in the execution and delivery of this Agreement, the other Documents or any of the agreements provided for hereunder to which it is a party. Upon request, the Borrower will, at its expense, as promptly as practical, execute and deliver to the Agent, all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents (and cause each Subsidiary to take such action) necessary for the Borrower's compliance with or performance of the covenants and agreements of the Borrower or any Subsidiary in any of the Documents, including this Agreement, or to further evidence and more fully describe the property subject to the Security Interests, privileges and priorities purported to be created by the Security, or to correct any omissions in any of the Documents, or more fully to state the obligations set out herein or in any of the Documents, or to perfect, protect or preserve the Security Interests created pursuant to any of the Documents, or to make any registration, recording, to file any notice or to obtain any consent, all as may be necessary or appropriate in connection therewith, in the judgment of the Agent, acting reasonably.

15.12 Attornment

The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to the Documents. For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

15.13 Time of the Essence

Time shall be of the essence of this Agreement.

15.14 Waiver of Jury Trial

To the extent permitted by Applicable Laws, each of the Borrower, the Agent and the Lenders hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the Documents or the actions of the Agent or any Lender in the negotiation, administration, performance or enforcement thereof.

15.15 Electronic Communications

(1) Any demand, notice or communication to be made or given hereunder may be delivered or furnished by electronic communication (including email and internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular demands, notices or communications.

(2) Unless the Agent otherwise prescribes, demands, notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), and demands, notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address of notification that such notice or communication is available and identifying the website address therefor, provided that, if such demand, notice, email or other communication is not sent within normal business hours of the recipient, such demand, notice or other communication shall be deemed to have been sent at the opening of business on the next Banking Day.

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15.16 Platform

(1) The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, IntraLinks, SyndTrak or a substantially similar electronic transmission system (the "Platform").

(2) The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower or any of its Subsidiaries, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary's or the Agent's transmission of communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary thereof provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 15.16, including through the Platform.

15.17 Anti-Money Laundering/Know Your Customer Laws

(1) Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of Anti-Money Laundering/ Anti-Terrorist Financing Laws and "know your client" Applicable Laws (collectively, including any guidelines or orders thereunder, "AML/KYC Legislation"), it may be required to obtain, verify and record information that identifies the Borrower and its Subsidiaries, which information includes the name and address of each such person and such other information that will allow such Lender or the Agent, as applicable, to identify each such person in accordance with AML/KYC Legislation (including, information regarding such person's directors, authorized signing officers, or other persons in control of each such person). The Borrower shall promptly provide and cause its Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML/KYC Legislation, whether now or hereafter in existence.

(2) If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Subsidiary or any authorized signatories of such person for the purposes of applicable AML/KYC Legislation on such Lender's behalf, then the Agent:

(a) shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a "written agreement" in such regard between such Lender and the Agent within the meaning of applicable AML/KYC Legislation; and

(b) shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(3) Notwithstanding anything to the contrary in this Section 15.17, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Subsidiary any authorized signatories of such person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such person or any such authorized signatory in doing so.

15.18 No Fiduciary Duty

The Agent, each Lender and their respective Affiliates (collectively, solely for purposes of this Section 15.18, the "Lenders"), may have economic interests that conflict with those of the Borrower, its shareholders and/or its Affiliates. The Borrower agrees that nothing in the Documents will be deemed to create an advisory,

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fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and the Borrower, its shareholders or its Affiliates, on the other hand. The Borrower acknowledges and agrees that (a) the transactions contemplated by the Documents (including the exercise of rights and remedies hereunder and thereunder) are arm's length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other hand, and (b) in connection therewith and with the process leading thereto, (i) no Lender has assumed an advisory or fiduciary responsibility in favour of the Borrower, its shareholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Documents and (ii) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other person. The Borrower acknowledges and agrees that the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transactions or the process leading thereto.

15.19 Credit Agreement Governs

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

15.20 Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

15.21 Counterparts

This Agreement and each other Document may be executed in any number of counterparts, including by PDF or other scanned copy by electronic mail, and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement or any such other Document to produce or account for more than one such counterpart. Delivery of an executed counterpart of

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a signature page of this Agreement of any Document by PDF or by otherwise sending a scanned copy by electronic mail shall be effective as delivery of manually executed counterpart of this Agreement or such Document.

15.22 Electronic Execution

The words "execution," "execute", "executed", "signed," "signature," and words of like import in this Agreement, any other Document or in or related to any document to be signed in connection with this Agreement or any other Document and the transactions contemplated hereby and thereby, shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in (a) Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or (b) any other applicable law. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

OBSIDIAN ENERGY LTD.

By:	("Signed")

Signature Page to the Obsidian Energy Ltd. Amended and Restated Credit Agreement

LENDERS:

ROYAL BANK OF CANADA

By:	("Signed")
Name: Title:

By:	("Signed")
Name: Title:

Signature Page to the Obsidian Energy Ltd. Amended and Restated Credit Agreement

BANK OF MONTREAL

By:	("Signed")
Name: Title:

By:	("Signed")
Name: Title:

Signature Page to the Obsidian Energy Ltd. Amended and Restated Credit Agreement

CANADIAN WESTERN BANK

By:	("Signed")
Name: Title:

By:	("Signed")
Name: Title:

Signature Page to the Obsidian Energy Ltd. Amended and Restated Credit Agreement

INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA)

By:	("Signed")
Name: Title:

By:	("Signed")
Name: Title:

Signature Page to the Obsidian Energy Ltd. Amended and Restated Credit Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as the Agent

By:	("Signed")
Name: Title:

Signature Page to the Obsidian Energy Ltd. Amended and Restated Credit Agreement

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Operating Facility Commitment	Syndicated Facility Commitment	Term Loan Facility Commitment	Aggregate Individual Commitment
Royal Bank of Canada	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]
Bank of Montreal	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]
Canadian Western Bank	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]
Industrial and Commercial Bank of China (Canada)	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]	[Redacted - Amount]
Total:	Cdn.$25,000,000	Cdn.$235,000,000	Cdn.$75,000,000	Cdn.$335,000,000